As filed with the Securities and Exchange Commission on January 8, 2016

Registration No. 333-____________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

----------

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

---------

Midwest Holding Inc.
--------------
(Exact name of registrant as specified in its charter)
Nebraska (State or other jurisdiction of incorporation or organization)	000-10685 (Primary standard industrial classification code number)	20-0362426 (I.R.S. Employer Identification No.)

2900 South 70th Street, Suite 400
Lincoln, Nebraska 68506
(402) 489-8266
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

----------

Mark A. Oliver, Chief Executive Officer
2900 South 70th Street, Suite 400
Lincoln, Nebraska 68506
(402) 489-8266
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

--------------------------

COPIES TO:

Reid A. Godbolt, Esq.
Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, Colorado 80202
(303) 573-1600

--------------------------

Approximate date of commencement of proposed plan and agreement of merger: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) [ ]

CALCULATION OF REGISTRATION FEE
		Proposed maximum	Proposed maximum
Title of each class of	Amount to	offering price	aggregate	Amount of
securities to be registered	be Registered	per share	offering price	registration fee
Voting Common Stock,	4,572,000(1) Shares	0.36(2)	$1,645,920 (3)	$192(4)
Par Value $.001
____________________

(1) Represents the maximum number of shares of Midwest Holding Inc. voting common stock, par value $0.001 per share, issuable to holders of common stock of Northstar Financial Corp. Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares of voting common stock of Midwest Holding Inc. as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2) Pursuant to Rule 457(f)(2) under the Securities Act of 1933, the proposed maximum offering price per share is $0.36, which is equal to the book value per share of Midwest Holding Inc.’s voting common stock as of September 30, 2015.

(3) Calculated in accordance with Rule 457(f)(2) under the Securities Act of 1933 by multiplying the book value of Midwest Holding Inc. voting common stock of $0.36 per share as of September 30, 2015 times 4,572,000, the number of shares of Midwest Holding Inc. voting common stock to be issued by Midwest Holding Inc. in the merger described herein.

(4) Calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $116.2 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

-ii-

NORTHSTAR FINANCIAL CORP.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

WHAT: Special Meeting of Shareholders

WHEN: ____, ______, 2016, 10 a.m., Central Standard Time

WHERE: ______________, ________, ________, ______________

We are having a special meeting of Shareholders of Northstar Financial Corp. (“Northstar”) to consider and act upon the following:

●	To vote upon approval and adoption of a Plan and Agreement of Merger dated as of December 18, 2015 (“Merger Agreement”) under which Midwest Acquisition Minnesota, Inc. (“Acquisition”) a wholly-owned subsidiary of Midwest Holding Inc., (“Midwest”) will merge (the “Merger”) with and into Northstar, with Northstar being the survivor, and shareholders of Northstar will receive shares of Midwest voting common stock for their Northstar common shares as described in the accompanying proxy statement – prospectus and Merger Agreement; and

●	To transact any other business that may properly come before the special meeting or any adjournment thereof.

IF THE MERGER IS APPROVED

●	Northstar shareholders, other than Midwest, will convert their shares for Midwest voting common stock as described in the accompanying document.

●	Immediately following the merger, Midwest intends to liquidate Northstar.

WHO CAN VOTE

●	Only Northstar shareholders at the close of business on ______, 2016 may vote at the special meeting.

RIGHT TO DISSENT (Dissenter Rights)

Under the Minnesota Business Corporation Act, if the merger is completed, holders of Northstar common stock who do not vote in favor of approval and adoption of the Merger Agreement will have the right to obtain payment for the fair value of their shares of Northstar common stock, by strictly following the procedures and requirements explained in the accompanying proxy statement – prospectus and described in Appendix B.

Shareholders are cordially invited to attend the special meeting. Whether or not you plan to attend the special meeting, please fill in, date, sign, and return promptly the enclosed proxy card in the enclosed postage-prepaid envelope. With your proxy, your shares will be voted at the special meeting as instructed if you cannot attend in person. Even if you send in your proxy, you may reclaim your right to vote in person when you attend the special meeting.

By Order of the Board of Directors

/s/ Mark A. Oliver

Bloomington, Minnesota
_________, 2016

-iii-

The information in this proxy statement – prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement – prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement – prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY – SUBJECT TO COMPLETION – DATED JANUARY 8, 2016

MIDWEST HOLDING INC. PROXY STATEMENT - PROSPECTUS
VOTING COMMON STOCK, $.001 PAR VALUE

UP TO 4,572,000 SHARES

This document:

●

is furnished by the Board of Directors of Northstar to request a proxy for voting your shares of Northstar common stock to approve the Plan and Agreement of Merger dated December 18, 2015 (the “Merger Agreement”) by and among Northstar Financial Corp. (“Northstar”), Midwest Holding Inc. (“Midwest”) and Midwest Acquisition Minnesota, Inc. (“Acquisition”); and

●

registers the shares of voting common stock of Midwest to be issued for shares of Northstar common stock if the Merger Agreement is approved by Northstar and Acquisition shareholders and the conditions contemplated by the Merger Agreement occur. Midwest voting common stock is not traded on any stock exchange or quoted on any electronic or automated quotation system.

--------------------------
NORTHSTAR

If the merger contemplated by the Merger Agreement occurs, you will receive a number of shares of Midwest voting common stock having an aggregate value equal to the agreed value of the shares of Northstar common stock owned by you. For purposes of the Merger Agreement, the Northstar Board of Directors has agreed to a value of your Northstar common stock of $0.93 per share and a value of $0.74 per share for the Midwest voting common stock, representing a ratio of 1.27 shares of Midwest voting common stock for one share of Northstar common stock. Fractional shares will be rounded up to the nearest whole share of Midwest voting common stock. At this time, do not send us your shares of Northstar common stock. If the transactions contemplated by the Merger Agreement are approved, Northstar will mail you instructions for receiving your Midwest voting common stock.

The Northstar Board of Directors, with the Midwest affiliated directors abstaining from the vote, UNANIMOUSLY RECOMMENDS that shareholders APPROVE the Merger Agreement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this proxy statement – prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------

THE VOTING COMMON STOCK OF MIDWEST INVOLVES SIGNIFICANT RISKS. SEE “RISK FACTORS”
BEGINNING ON PAGE 8.

--------------------------

The date of this proxy statement – prospectus is _____, 20__, and it is first being mailed to the shareholders of Northstar on or about _________, 2016.

-iv-

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION	1
FORWARD-LOOKING STATEMENTS	1
SUMMARY	3
SUMMARY OF PLAN AND AGREEMENT OF MERGER	5
SUMMARY OF SELECTED FINANCIAL DATA	7
RISK FACTORS	8
SPECIAL MEETING OF SHAREHOLDERS OF NORTHSTAR FINANCIAL CORP.	16
PROPOSED MERGER	18
CERTAIN FEDERAL INCOME TAX CONSEQUENCES	24
RIGHTS OF DISSENTING SHAREHOLDERS	27
INFORMATION CONCERNING NORTHSTAR	29
NORTHSTAR -- MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS	29
INFORMATION CONCERNING MIDWEST	33
MARKET FOR MIDWEST’S VOTING COMMON STOCK	42
MIDWEST HOLDING, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS	42
COMPARISON OF RIGHTS OF SECURITYHOLDERS	67
EXPERTS	69
LEGAL MATTERS	69
OTHER MATTERS	69
INDEX TO FINANCIAL STATEMENTS	F- 1

--------------------------

APPENDICES

Appendix A	Plan and Agreement of Merger - Northstar Financial Corp., Midwest Holding Inc. and Midwest Acquisition Minnesota, Inc. dated December 18, 2015

Appendix B	Minnesota Business Corporation Act, Dissenter’s Rights, §302A.471, §302A.473

-v-

WHERE YOU CAN FIND MORE INFORMATION

Midwest Holding Inc. (“Midwest”) files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission (“the SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”). You may read and copy any materials that Midwest files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website (http: //www.sec.gov) that contains the reports, proxy statements and other information that Midwest files electronically with the SEC.

You may obtain copies of the documents that Midwest files with the SEC, free of charge, by going to the Investor section of Midwest’s website (www.midwestholding.com) or by written or oral request to Mark A. Oliver at 2900 South 70th Street, Suite 400, Lincoln, Nebraska 68506, telephone: (402) 489-8266. Information contained on Midwest’s website or that can be accessed through Midwest's website does not constitute a part of this proxy statement-prospectus. Midwest has included its website address as an inactive textual reference only. Information contained on Midwest’s website is not incorporated by reference into this proxy statement-prospectus, and you should not consider information contained in Midwest’s website to be part of this proxy statement-prospectus or any supplement thereto.

Northstar is not subject to the informational reporting requirements of the Exchange Act. Therefore, Northstar is not required to file reports, proxy statements and other informational statements pursuant to the Exchange Act with the SEC.

Midwest has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 (“the Securities Act”), to register the shares of Midwest voting common stock to be issued in connection with the transactions described in this proxy statement-prospectus. In accordance with SEC rules and regulations, this proxy statement-prospectus does not contain all the information in the registration statement. For further information, please see the registration statement, including its exhibits. Statements contained in this proxy statement-prospectus concerning the provisions of documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by reference to the registration statement.

FORWARD-LOOKING STATEMENTS

Except for certain historical information contained herein, this proxy statement-prospectus contains certain statements that may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “believe,” “may,” “could,” “expects,” “hopes,” “estimates,” “projects,” “intends,” “anticipates,” “will,” “should,” “plan,” “predict,” “potential,” “continue,” “future,” “target,” “prospects,” and “likely,” or the negative of those terms, and variations of these words, or similar expressions, terms, or phrases, are intended to identify such forward-looking statements.

Midwest and Northstar caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements involve risks, assumptions, and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. These risks and uncertainties include without limitation the following: any estimates of revenues, income or loss, earnings or loss per share or other financial items; any statement of plans, strategies, future operations, and objectives of Midwest or Northstar; any statements concerning proposed business plans; any statements regarding future economic conditions or performance; the strength of U.S. and foreign economies in general and the strength of the local economies in which operations are conducted; the effects of and changes in trade, monetary and fiscal policies and laws in the U.S.; inflation, interest rates, market and monetary fluctuations and volatility; the timely development of and acceptance of new insurance products and services of Midwest; the inability of Midwest to consummate and integrate acquisitions; the persistency of existing and future insurance policies sold by Midwest; the dependence of Midwest on its executive officers; the ability of Midwest to control operating expenses; the effect of changes in laws and regulations, including those concerning insurance, with which Midwest must comply; Midwest’s limited capital; the costs and effects of litigation and of unexpected or adverse outcomes in litigation; and the success of Midwest in managing the above risks and other risks; and uncertainties described in the section in this proxy statement-prospectus entitled “Risk Factors.”

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement – prospectus.

These forward-looking statements speak only as of the date on which the statements are made, and Midwest and Northstar undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which a statement is made to reflect the occurrence of unanticipated events.

SUMMARY

This is a summary. Please read the entirety of this proxy statement – prospectus before you make an investment decision.

PARTIES TO THE MERGER

Midwest Holding Inc. (“Midwest”), a Nebraska corporation, is a life insurance holding company. Midwest’s principal executive office is located at 2900 South 70th Street, Suite 400, Lincoln, Nebraska 68506, and its telephone number is (402) 489-8266.

Northstar Financial Corp. (“Northstar”) is a Minnesota corporation organized on April 15, 2010. Midwest owns 14.3% of the outstanding common stock of Northstar. Northstar’s principal executive office is located at 3800 American Boulevard West, Suite 910, Bloomington, MN 55431, and its telephone number is (952) 746-0023.

Midwest Acquisition Minnesota, Inc. (“Acquisition”), a Minnesota corporation, is a wholly-owned subsidiary of Midwest. Acquisition was recently formed by Midwest for the sole purpose of effectuating the proposed merger transaction described in this document. Acquisition has the same principal executive office as Midwest.

THE MERGER

Midwest, Northstar and Acquisition have entered into a merger agreement pursuant to which Acquisition will merge with and into Northstar with Northstar surviving the merger. At the effective time of the merger, each issued and outstanding share of Northstar's common stock (other than shares that have properly elected dissenter’s rights as well as shares held by Midwest) will be converted into the right to receive 1.27 shares of Midwest voting common stock as described under “Proposed Merger” beginning on page 18. After the merger, former holders of Northstar common stock will own approximately 20.9% of Midwest’s voting common stock then outstanding, assuming no dissenter’s rights are perfected in respect of the merger.

Neither the voting common stock of Midwest nor the common stock of Northstar is listed on a stock exchange and is not traded regulatory through security brokerage firms, and there is no trading market for such shares.

PERSONS ENTITLED TO VOTE; RECORD DATE

The record date for shareholders of Northstar is the close of business on ______, 2016. Only shareholders as of the record date will be notified of, and be entitled to vote at, the special meeting of shareholders of Northstar.

DATE, TIME AND PLACE OF SPECIAL MEETING OF NORTHSTAR	The special meeting of Northstar shareholders will be held on ____, ______, 2016 at 10:00 a.m., Central Standard Time, at ______________, ________, Minnesota _______.

BUSINESS TO BE TRANSACTED	At the special meeting of shareholders, Northstar shareholders will be asked to vote to approve the Merger Agreement.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF NORTHSTAR

The Northstar Board of Directors not affiliated with Midwest (and directors who are also affiliates of Midwest abstaining from the vote), has unanimously approved the Merger Agreement and RECOMMENDS that the shareholders vote FOR APPROVAL of the Merger Agreement and the transactions contemplated under it. The Northstar Board of Directors reviewed several factors in reaching its decision to recommend that shareholders vote to approve the Merger Agreement, although it did not solicit or receive an outside fairness opinion with respect to the Merger Agreement. See “Proposed Merger - Background and Reasons- Northstar - Recommendation of the Northstar Board of Directors” at page 19.

PROXY REVOCABILITY

Proxies of shareholders of Northstar are revocable at any time prior to voting at the special meeting of shareholders. See “Special Meeting of Shareholders of Northstar Financial Corp. - Revocability of Proxies” at page 17.

REQUIRED VOTES

Approval of the Merger Agreement and transactions contemplated under it requires the affirmative vote of the holders of a majority of the voting power of all Northstar and Acquisition shares entitled to vote. See “Special Meeting of Shareholders of Northstar Financial Corp. – Voting Securities” at page 16. No shareholder vote of Midwest is required by the Merger Agreement or applicable law.

OUTSTANDING SHARES

As of the record date there were issued and outstanding 4,198,250 shares of Northstar common stock. As of the record date, Northstar’s directors, executive officers and their affiliates held 440,000 shares of Northstar common stock or a total of 10.5% of the shares entitled to vote. Midwest holds 600,000 shares, or 14.3% of the shares entitled to vote. Midwest has indicated that it intends to vote all of its shares of Northstar for the approval of the Merger Agreement.

SUMMARY OF PLAN AND AGREEMENT OF MERGER

CONSIDERATION FOR YOUR SHARES

Northstar – If the Merger Agreement is approved and closes, you will receive 1.27 shares of Midwest voting common stock for each share of Northstar common stock you own. The value of your Northstar common stock has been agreed upon by the Northstar Board to be $0.93 per share. Fractional shares will be rounded up to the nearest whole share of Midwest voting common stock. For a discussion of the manner in which Midwest and Northstar negotiated the share conversion ratio set forth in the Merger Agreement, see “Proposed Merger - Background and Reasons” beginning at page 18.

Any shareholder who perfects dissenter’s rights under Minnesota law will receive cash in lieu of Midwest voting common stock. See “Proposed Merger - Receipt of Midwest Shares – Procedures for Asserting Dissenters Rights” at page 21 and “Rights of Dissenting Shareholders” at page 27.

CLOSING DATE	The parties believe that the closing of the Merger Agreement will occur shortly after the conditions in the Merger Agreement (including Northstar and Acquisition shareholder approval) are satisfied.

CONDUCT OF BUSINESS PRIOR TO CLOSING

Northstar has agreed that prior to the closing or termination of the Merger Agreement it will not: (1) enter into any transactions other than in the ordinary course of business, (2) pay shareholder dividends or increase the compensation of officers, nor (3) enter into any agreement or transaction which will adversely affect their respective financial conditions. See “Proposed Merger - Conduct of Business Pending the Merger; Other Covenants of the Parties” at page 23 and Appendix A.

DISSENTER’S RIGHTS

Northstar shareholders may dissent from the Merger Agreement and demand payment of their share values in cash. If holders of more than 2.5% of the common stock of Northstar perfect their dissenter’s rights, Midwest may terminate the Merger Agreement and the merger will not occur. See “Rights of Dissenting Shareholders,” at page 27 and “Proposed Merger - Other Conditions; Termination or Amendment of the Merger Agreement” at page 22 and Appendix B which contain copies of the Minnesota statute describing the procedures for electing and perfecting shareholder dissenter’s rights.

CONDITIONS TO THE MERGER

In addition to approval by the shareholders of Northstar and Acquisition, the Merger Agreement is subject to satisfaction of other conditions including: (1) the performance by each party of its obligations; (2) the absence of any legal proceeding relating to the transactions contemplated by the Merger Agreement; and (3) the continued material accuracy of representations made by each party. See “Proposed Merger - Other Conditions; Termination or Amendment of the Merger Agreement” at page 22.

OPERATIONS OF NORTHSTAR AFTER THE MERGER	Immediately following the merger, Midwest intends to liquidate Northstar.

SUMMARY OF FEDERAL INCOME TAX CONSIDERATIONS	The receipt of Midwest voting common stock in exchange for Northstar common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes to U.S. holders.

A U.S. holder who receives Midwest voting common stock in exchange for Northstar common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference between:

●the fair market value of any Midwest voting common stock received; and ●such U.S. holder's adjusted tax basis in the Northstar common stock exchanged therefor.

Gain or loss recognized by a U.S. holder will generally be taxable as capital gain or loss.

The U.S. federal income tax consequences of the merger to the holders of Northstar common stock will depend on such holder’s own personal tax situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you. Please read “Certain Federal Income Tax Consequences” beginning on page 24 for a more complete discussion of certain U.S. federal income tax consequences of the merger.

TERMINATION AND ABANDONMENT OF THE MERGER AGREEMENT

The Merger Agreement may be terminated and abandoned at any time prior to becoming effective:

●By mutual consent of Midwest and Northstar;

●By Midwest or Northstar if a condition precedent to the Merger Agreement relating to the other party has not been met or waived;

●By any party if a suit, action, or proceeding threatens to prohibit the Merger Agreement;

●By any party if there is discovered a material error, misstatement or omission in the representations and warranties of another party;

●By any party if the Effective Date is not within 180 days from the date hereof; or

●By Midwest if more than 2.5% of the shares of Northstar perfect dissenter’s rights regarding the merger.

OTHER MATTERS

The Northstar Board knows of no other matters that will come before the Northstar special meeting; if additional matters arise at the special meeting, the proxies will be voted at the discretion of the proxy holders.

FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this proxy statement – prospectus relate to future matters which are qualified in certain respects. See “Forward-Looking Statements” page 1.

RISK FACTORS	There are several significant, material risks associated with owning voting common stock of Midwest. See “Risk Factors” at page 8.

SUMMARY OF SELECTED FINANCIAL DATA

The tables below set forth in summary certain selected financial data of Midwest and Northstar.

Midwest financial data at or for the nine months ended September 30, 2015 and 2014 is derived from the unaudited consolidated financial statements of Midwest and subsidiaries for the nine months ended as of such date included elsewhere in this proxy statement - prospectus. Midwest financial data at or for the years ended December 31, 2014 and 2013 is derived from audited consolidated financial statements of Midwest and subsidiaries included elsewhere in this proxy statement - prospectus.

Northstar financial data at or for the nine months ended September 30, 2015 and 2014 is derived from the unaudited consolidated financial statements of Northstar for the nine months ended as of such date included elsewhere in this proxy statement - prospectus. Northstar financial data at or for the years ended December 31, 2014 and 2013 is derived from audited consolidated financial statements of Northstar included elsewhere in this proxy statement – prospectus.

Midwest Holding Inc.:

	Nine Months Ended September 30,		Year Ended December 31,
	(In thousands)		(In thousands)
	2015	2014	2014	2013
Revenues	$3,206	$3,252	$4,639	$5,101
Operating Expenses	5,279	6,502	8,545	7,323
Less: Loss contributable to non-controlling interest	-	(461)	(460)	(268)
Net (Loss) attributable to Midwest	(2,073)	(2,789)	(3,445)	(1,954)
Comprehensive Loss attributable to Midwest	(2,434)	(2,511)	(3,098)	(2,630)

	At September 30	At December 31,
	(In thousands, except per	(In thousands, except per share data)
	share data)
	2015	2014	2013
Total Assets	$59,256	$60,427	$62,224
Total Liabilities	53,459	52,390	51,225
Total Midwest Holding Inc.’s Shareholders’ Equity	5,797	8,037	6,676
Plus: Non-controlling interest	-	-	4,323
Total Shareholders’ Equity	5,797	8,037	10,999
Book Value per Share	0.44	0.61	1.20

Northstar Financial Corp.:

	Nine Months Ended September 30,		Year Ended December 31,
	(In thousands)		(In thousands)
	2015	2014	2014	2013
Revenues	$-	$-	$-	$-
Expenses	588	414	531	556
Net Loss	(588)	(414)	(531)	(556)

	At September 30,	At December 31,
	(In thousands, except per share data)	(In thousands, except per share data)
	2015	2014	2013
Total Assets	$3,208	$3,776	$3,329
Total Liabilities	20	-	13
Total Shareholders’ Equity	3,188	3,776	3,316
Book Value per Share	0.76	0.90	0.85

RISK FACTORS

You should consider carefully the risks described below in assessing the Merger Agreement and an investment in Midwest voting common stock.

Ownership of shares of Midwest voting common stock involves substantial risk, and the entire value of those shares may be lost.

Shares of Midwest voting common stock constitute a high-risk investment in a developing business that has incurred substantial losses to date and expects to continue to incur substantial losses for several years. No assurance can be given that any of the potential benefits envisioned by the Midwest business plan will prove to be available to its shareholders, nor can any assurance or guaranty be given as to the actual amount of financial return, if any, which may result from ownership of Midwest shares. The entire value of your shares of Midwest voting common stock may be lost.

Midwest expects significant operating losses for a number of years.

Midwest commenced life insurance operations in 2009, and it expects to incur significant operating losses for a number of years. Its insurance subsidiaries, as is common among new life insurance companies, likely will incur losses for a number of years because of the substantial nonrecurring costs of writing new life insurance. Such costs, which are deferred and amortized in accordance with Midwest’s deferred acquisition policy, include first year commissions payable to insurance agents, medical and investigation expenses, and other expenses incidental to the issuance of new policies, together with the initial reserves required to be established for each policy. At September 30, 2015, Midwest had an accumulated deficit of $23.2 million. These losses were attributable primarily to Midwest’s organization and capital raising efforts and to its entry into the life insurance business.

Midwest has a limited operating history and owns a limited amount of assets.

Midwest has a limited operating history and, until 2009, it generated no revenues other than interest and investment income. Midwest has all of the risks inherent in establishing a new business, including limited capital, uncertain product markets, lack of significant revenues, as well as competition from better capitalized and more seasoned companies. Midwest has no control over general economic conditions, competitors’ products, competitive pricing, customer demand and costs of marketing or advertising to build and expand its life insurance business. There can be no assurance that Midwest’s life insurance operations will be successful or result in any significant revenues to the extent that Midwest achieves profits and, the likelihood of any success must be considered in light of Midwest’s limited history of operations. These risks and the lack of seasoned operating history make it difficult to predict the future revenues or results of operations of Midwest. As a result, the financial results of Midwest may fluctuate and fall below expectations. This could cause the value of Midwest’s voting common stock to decline.

Midwest may not be able to execute its acquisition strategy with any degree of success, which could cause its business and future growth prospects to suffer.

A primary component of Midwest’s business plan is to pursue strategic acquisitions of insurance related companies that meet its acquisition criteria. However, suitable acquisition candidates may not be available on terms and conditions that are economic to Midwest. In pursuing acquisitions, Midwest competes with other companies, most of which have greater financial and other resources than Midwest. Further, if Midwest succeeds in consummating acquisitions, its business, financial condition and results of operations may be negatively affected because:

●	Some of the acquired businesses may not achieve anticipated revenues, earnings or cash flows;
●	Midwest may assume liabilities that were not disclosed or exceed estimates;
●	Midwest may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner;
●	Acquisitions could disrupt Midwest’s on-going business, distract its management and divert financial and human resources of Midwest;
●	Midwest may experience difficulties operating in markets in which it has no or only limited direct experience; and
●	There is the potential for loss of customers and key employees of the acquired company.

Midwest intends to raise additional equity capital which will likely dilute the ownership interests of its existing shareholders.

In order to continue to operate over the long term, to fund the capital and surplus required for Midwest’s insurance subsidiaries and to seek assets and revenue to support Midwest’s business plan, Midwest expects to need additional capital, which Midwest envisions would sought to be raised through the issuance of additional shares of Midwest voting common stock or preferred stock which would be convertible into voting common stock. If additional shares are issued, the ownership interests of existing shareholders will be diluted.

Midwest’s insurance marketing efforts may fail to achieve its proposed business plan.

The life insurance subsidiaries of Midwest market their insurance products through the services of licensed insurance agents. New agents are recruited through referrals from shareholders, newspaper advertisements, and solicitation through use of on-line job sites. Each potential sales agent candidate must complete a lengthy interview process. If hired to sell insurance, the candidate must complete a 40 hour training course conducted by a third party as well as pass a state insurance licensing examination. Once licensed, each candidate must complete a week long product and sales training class. Following course completion, each candidate has a training week where his or her manager will work side by side by conducting sales meetings with him or her. The average turnover rate of Midwest affiliated agents since it began writing insurance business has been approximately 20% per year.

Midwest’s insurance products are marketed using a face-to-face marketing concept. Historically Midwest’s insurance agents have used Midwest’s shareholder base and their referrals as potential clients for life insurance products. Midwest cannot predict how marketing efforts will succeed when its agents conduct general solicitation regarding insurance products.

Many of these agents have little or no prior insurance selling experience and, accordingly, this lack of experience may have a negative impact on the amount of premium volume Midwest writes. The extent of this negative impact on the premium volume written will depend primarily on Midwest’s ability to timely and adequately train agents to sell insurance products and the effectiveness of the face-to-face marketing concept used by Midwest.

The insurance subsidiaries of Midwest may fail as a result of being inadequately capitalized.

The Midwest insurance subsidiaries must have adequate capital and surplus capital, calculated in accordance with statutory accounting principles prescribed by state insurance regulatory authorities to meet regulatory requirements in the states in which they are domiciled. American Life was granted a certificate of authority by the Nebraska Department of Insurance based on initial capital and surplus (based upon statutory accounting principles) of approximately $3.5 million, which was increased to approximately $5.5 million (based upon statutory accounting principles) on September 1, 2009. American Life had approximately $2.4 million (based upon statutory accounting principles) at December 31, 2014 and $1.8 million (based upon statutory accounting principles) in capital and surplus at December 31, 2013. Capital Reserve Life Insurance Company (“Capital Reserve”), another life insurance subsidiary of Midwest, had capital and surplus (based upon statutory accounting principles) of $1.3 million (based upon statutory accounting principles) as of December 31, 2014 and 2013. Great Plains Life had capital and surplus of $2.0 million (based upon statutory accounting principles) and $2.1 million (based upon statutory accounting principles) as of December 31, 2014 and 2013, respectively. Each insurance company’s department of insurance of its state of domicile may require additional amounts of capital and surplus to support its business going forward. The amount of capital and surplus ultimately required will be based on certain “risk-based capital” standards established by statute and regulation and administered by the Arizona, Missouri, and South Dakota Departments of Insurance and other regulators. The “risk-based capital” system establishes a framework for evaluating the adequacy of the minimum amount of capital and surplus, calculated in accordance with statutory accounting principles, necessary for an insurance company to support its overall business operations. It identifies insurers that may be inadequately capitalized by reviewing certain inherent risks of each insurer’s assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation, or liquidation. If any of American Life, Capital Reserve, or Great Plains Life fails to maintain required capital levels in accordance with the “risk-based capital” system, such company’s ability to conduct business would be compromised and the ability of Midwest to seek to expand its insurance business would be reduced absent a prompt infusion of capital to the insurance subsidiary.

Midwest’s investments in development stage companies may expose it to loss of capital and conflicts of interest for its officers, directors and affiliates who serve in officer and director capacities for those development stage entities.

In addition to its current 14.3% investment in Northstar, Midwest has investments in development stage companies, which are either seeking to raise capital to form life insurance subsidiaries in their respective states of incorporation (Idaho and New Mexico). Midwest’s time and management attention devoted to these investments is significant, and it can be expected to divert management resources from the business of Midwest. There will likely be conflicts between the operations, strategies and long term objectives of these development stage companies and Midwest. The resolution of these conflicts may not be resolvable, or if resolved, may be at a disadvantage to the shareholders of Midwest. In addition, several of the officers, directors and affiliates of Midwest serve as officers, directors and consultants to these development stage entities and they individually acquire stock in these entities at low prices compared to the other shareholders in these entities who buy their shares at much higher prices and upon whom the financial risk of all these companies rests. Also, executive officers of Midwest are paid directly by these development stage entities in addition to what Midwest pays them for their services. All of these factors result in conflicts of interests between the interests of Midwest and the interests of these companies, as well as the interests of affiliates of Midwest in personal payment of salaries of these entities in addition to what Midwest pays such persons at present. Midwest cannot assure that these conflicts will be resolved to the benefit of Midwest, in which case an investment in Midwest voting common stock may decline in value.

The insurance industry is subject to numerous laws and regulations, and compliance costs and/or changes in the regulatory environment could adversely affect the business of Midwest.

Midwest’s insurance operations are subject to government regulation in each of the states in which it and its subsidiaries conduct business. Such regulatory authority is vested in state agencies having broad administrative power dealing with all aspects of the insurance business, including premium rates, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than shareholders. During the past several years, increased scrutiny has been placed upon the insurance regulatory framework, and certain state legislatures have considered or enacted laws that alter, and in many cases increase, state authority to regulate insurance companies and insurance holding company systems. The National Association of Insurance Commissioners (“NAIC”) and state insurance regulators reexamine existing laws and regulations on an ongoing basis, and focus on insurance company investments and solvency issues, risk-based capital guidelines, interpretations of existing laws, the development of new laws, the implementation of non-statutory guidelines and the circumstances under which dividends may be paid. Future NAIC initiatives, and other regulatory changes, could have a material adverse impact on Midwest’s insurance business. There can be no assurance that Midwest’s insurance subsidiaries will be able to satisfy the regulatory requirements of the Departments of Insurance of their respective state of domicile or a similar department in any other state in which it may wish to transact business.

Individual state guaranty associations assess insurance companies to pay benefits to policyholders of insolvent or failed insurance companies. The impact of such assessments may be partly offset by credits against future state premium taxes. Midwest cannot predict the amount of any future assessments, nor has Midwest attempted to estimate the amount of assessments to be made from known insolvencies.

On July 21, 2010, President Obama signed into law financial regulatory reform legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act reshapes financial regulations in the United States by creating new regulators, regulating new markets and firms, and providing new enforcement powers to regulators. Virtually all major areas of the Dodd-Frank Act will be subject to regulatory interpretation and implementation rules requiring rulemaking that may take several years to complete.

Midwest operates in a highly competitive industry, and its business will suffer if it is unable to compete effectively.

The operating results of life insurance companies are subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings from rating agencies such as A.M. Best and other factors. The life insurance business is highly competitive. The ability of Midwest to compete with other insurance companies is dependent upon, among other things, its ability to attract and retain agents to market insurance products, its ability to develop competitive and profitable products and its ability to obtain acceptable ratings. In connection with the development and sale of products, Midwest’s life insurance subsidiaries encounter significant competition from other insurance companies, most of whom have financial and human resources substantially greater than Midwest, as well as competition from other investment alternatives available to customers. Midwest does not anticipate that American Life, Capital Reserve or Great Plains Life will be rated by industry analysts for several years. This will likely have a negative impact on their ability to compete with rated insurance companies.

Midwest’s insurance subsidiaries compete with up to 2,000 other life insurance companies in the United States, and American Life also competes with some of these companies internationally, which are forcing increased competitive pressures due to industry consolidation, where larger, more efficient organizations emerging from consolidation. Additionally, legislation became effective in 2000 permitting commercial banks, insurance companies and investment banks to combine. This law permits, for instance, a commercial bank to acquire or form an insurance company.

Most life insurance companies have greater financial resources, longer business histories, and more diversified lines of insurance coverage than the insurance subsidiaries of Midwest have. These larger companies also generally have large sales forces. Midwest also faces competition from companies operating in foreign countries and marketing in person as well as from direct mail sales campaigns.

Midwest’s ability to compete is dependent upon, among other things, its ability:

●	to market its insurance products;
●	to develop competitive and profitable products; and
●	to achieve efficient costs of placing policies.

Midwest is highly dependent upon its Chief Executive Officer, and the loss of this officer could materially and adversely affect its business.

Midwest’s ability to operate successfully is dependent primarily upon the efforts of Mark A. Oliver, its Chief Executive Officer and Chief Executive Officer of American Life. The loss of the services of Mr. Oliver could have a material adverse effect on the ability of Midwest to execute its business plan.

Development of life insurance products involves the use of certain assumptions, and the inaccuracy of these assumptions could adversely affect profitability.

In its life insurance business, Midwest must make certain assumptions as to expected mortality, lapse rates and other factors in developing the pricing and other terms of life insurance products. These assumptions are based on industry experience and are reviewed and revised regularly to reflect actual experience on a current basis. However, variation of actual experience from that assumed in developing such terms may affect a product’s profitability or sales volume and in turn adversely impact revenues of Midwest.

If Midwest underestimates its liability for future policy benefits, its results of operations could suffer.

Liabilities established for future life insurance policy benefits are based upon a number of factors, including certain assumptions, such as mortality, morbidity, lapse rate and crediting rate. If Midwest underestimates future policy benefits, Midwest would incur additional expenses at the time it becomes aware of the inadequacy. As a result, Midwest’s ability to achieve profits would suffer.

Midwest’s insurance subsidiaries may not be able to obtain favorable insurance ratings.

Insurance ratings are an important factor in establishing the competitive position of insurance companies. Ratings reflect the rating agencies’ opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders. The Midwest insurance subsidiaries will not receive a rating until they have maintained operations for a minimum of three to five years. There can be no assurance that the Midwest insurance subsidiaries will be rated by a rating agency or that any rating, if and when received, will be favorable to the Midwest insurance subsidiary. The lack of a rating could impact the ability to make sales in the broad insurance marketplace. For example, potential insureds may choose not to purchase a policy from an unrated company, or the Midwest insurance subsidiaries may be required to charge lower rates and offer discounts to attract business, which in turn adversely affects Midwest’s results of operations.

Fluctuations in interest rates could adversely affect Midwest’s business and profitability.

Interest rate fluctuations could impair an insurance company’s ability to pay policyholder benefits with operating and investment cash flows, cash on hand and other cash sources. The Midwest annuity product exposes it to the risk that changes in interest rates will reduce any spread, or the difference between the amounts that the insurance company is required to pay under the contracts and the amounts the insurance subsidiary is able to earn on its investments intended to support its obligations under the contracts. Spread is a key component of our revenues.

To the extent that interest rates credited are less than those generally available in the marketplace, policyholder lapses, policy loans and surrenders, and withdrawals of life insurance policies and annuity contracts may increase as contract holders seek to purchase products with perceived higher returns. This process may result in cash outflows requiring that a Midwest insurance subsidiary sell investments at a time when the prices of those investments are adversely affected by the increase in market interest rates, which may result in realized investment losses.

Increases in market interest rates may also negatively affect profitability. In periods of increasing interest rates, Midwest may not be able to replace invested assets with higher yielding assets needed to fund the higher crediting rates that may be necessary to keep interest sensitive products competitive. The Midwest life insurance subsidiaries therefore may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts.

Midwest’s investments are subject to risks of default and reductions in market values.

Midwest is subject to credit risk in our investment portfolio. Defaults by third parties in the payment or performance of their obligations under these securities could reduce our investment income and realized investment gains or result in the recognition of investment losses. The value of our investments may be materially adversely affected by increases in interest rates, downgrades in the bonds included in our portfolio, financial market performance, general economic conditions, and by other factors that may result in the recognition of other-than-temporary impairments. Each of these events may cause Midwest to reduce the carrying value of our investment portfolio and may adversely affect Midwest’s results of operations.

Reinsurers with which Midwest does business may not honor their obligations, leaving Midwest liable for the reinsured coverage, and Midwest’s reinsurers could increase their premium rates.

Midwest’s life insurance subsidiaries cede a substantial amount of their insurance to other insurance companies. However, the relevant life insurance subsidiary remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The cost of reinsurance is, in some cases, reflected in its premium rates. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the relevant Midwest life insurance subsidiary for the reinsurance. However, if the cost of reinsurance were to increase with respect to policies for which the relevant Midwest life insurance subsidiary has guaranteed the rates, the relevant life insurance subsidiary could be adversely affected, which would in turn adversely affect Midwest.

Changes in the tax laws could adversely affect Midwest’s business.

Congress has from time to time considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. This and similar legislation, including a simplified “flat tax” income tax structure with an exemption from taxation for investment income, could adversely affect the sale of life insurance compared with other financial products if such legislation were to be enacted. There can be no assurance as to whether such legislation will be enacted or, if enacted, whether such legislation would contain provisions with possible adverse effects on any annuity and life insurance products that Midwest and its operating subsidiaries develop.

Under the Internal Revenue Code, income taxes payable by policyholders on investment earnings are deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain insurance products a competitive advantage over other non-insurance products. To the extent that the Internal Revenue Code may be revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including those owned by Midwest, would be adversely affected with respect to their ability to sell insurance products. Also, depending on grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies might increase. In addition, life insurance products are often used to fund estate tax obligations. Midwest cannot predict what future tax initiatives may be proposed with respect to the estate tax or other taxes which may adversely affect Midwest.

Midwest does not intend to declare cash dividends on shares of its stock for the foreseeable future.

Midwest has never paid a cash dividend on its voting common stock and it does not anticipate paying dividends for the foreseeable future. Midwest intends to retain available funds to be used in the expansion of operations. Future dividend policy will depend on earnings, capital requirements, financial condition and other relevant factors. Moreover, Midwest is a holding company without independent operations and generates no cash flow from its operations.

Because Midwest does not intend to pay cash dividends for the foreseeable future, shareholders will benefit from an investment in Midwest voting common stock only if the stock appreciates in value.

Because Midwest does not expect to pay any cash dividends for the foreseeable future, the success of any investment in its voting common stock will depend upon any future appreciation in its value. Midwest cannot assure that its voting common stock will appreciate in value or even achieve or maintain a value equal to the price at which shares were purchased.

The business and future growth prospects of Midwest may suffer if the acquisition of Northstar does not achieve expected results.

Midwest’s business, financial condition and results of operations may be negatively affected if: (i) the acquisition of Northstar does not achieve anticipated cost savings, revenues or cash flows; (ii) Midwest assumes liabilities that were not disclosed or exceed estimates; (iii) Midwest is unable to integrate the acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner; (iv) the acquisitions disrupt Midwest’s on-going business, distracts management or diverts resources from other more beneficial uses; (v) Midwest experiences difficulties operating in markets in which it has no or only limited direct experience; or (vi) there is a loss of policyholders of Northstar.

The transactions contemplated by the Merger Agreement have been structured so as to result in a taxable issuance of Midwest voting common stock. If you have a gain on your disposition of Northstar common stock for Midwest common stock, you will owe federal income taxes on the gain.

The merger will result in a taxable issuance of Midwest voting common stock. The tax aspects of the merger may be materially adverse to Northstar shareholders. See “Certain Federal Income Tax Consequences” at page 24.

Holders of Midwest voting common stock received in the transactions contemplated by the Merger Agreement will be minority stockholders of Midwest who will not control Midwest, will have a limited ability to influence Midwest’s business policies and corporate actions, and will not be able to elect any directors of Midwest.

Assuming all shares of Northstar are converted for voting common stock of Midwest (other than shares already held by Midwest) former shareholders of Northstar will own approximately 20.2% of the Midwest voting common stock, or a minority of such shares. It will be difficult for minority stockholders of Midwest to elect any of its directors or otherwise exert influence over its business. Midwest’s outstanding voting common stock elects the board of directors of Midwest and each director is elected by a plurality vote. The Midwest board of directors, as a practical matter, has effective control over significant corporate transactions of Midwest. Additionally, shareholders of Midwest do not have cumulative voting rights with respect to the election of directors. These factors would also make it more difficult and time consuming for a third party to acquire control of Midwest or to change the board of directors of Midwest.

Policy lapses in excess of those actuarially anticipated would have a negative impact on Midwest’s financial performance.

The profitability of Midwest could be reduced if its lapse and surrender rate were to exceed the assumptions upon which it priced its insurance policies. Policy sales costs are deferred and recognized over the life of a policy. Excess policy lapses, however, cause the immediate expensing or amortizing of deferred policy sales costs.

The insurance industry is highly regulated and Midwest’s activities are restricted as a result. Midwest expends substantial amounts of time and incurs substantial expenses in connection with complying with applicable regulations, and Midwest is subject to the risk that more burdensome regulations could be imposed on it.

Compliance with insurance regulation by Midwest is costly and time consuming. Insurance companies in the U.S. are subject to extensive regulation in the states where they do business. This regulation primarily protects policyholders rather than stockholders. The regulations require:

●	prior approval of acquisitions of insurance companies;
●	certain solvency standards; licensing of insurers and their agents; investment limitations;
●	deposits of securities for the benefit of policyholders;
●	approval of policy forms and premium rates;
●	periodic examinations; and
●	reserves for unearned premiums, losses and other matters.

Each Midwest life insurance subsidiary is subject to this regulation in each state in the U.S. in which it is licensed to do business. This regulation involves significant additional costs and restricts operations. Midwest cannot predict the form of any future regulatory initiatives but its time and costs to comply with existing regulations and regulatory oversight are significant.

In addition, Midwest itself, as the owner of a life insurance subsidiary, is regulated by the Arizona Department of Insurance under the Arizona Insurance Holding Company Systems Act. Certain “extraordinary” intercorporate transfers of assets and dividend payments from its life insurance subsidiaries require prior approval by the Arizona Insurance Commissioner. Midwest also files detailed annual reports with the Arizona Department of Insurance and all of the states in which it is licensed. The business and accounts of its life insurance subsidiaries are subject to examination by the Arizona Department of Insurance, as well as inquiries and follow up, including investigations, of the various insurance regulatory authorities of the states in which Midwest's insurance subsidiaries are licensed.

Each insurance subsidiary of Midwest is qualified to do business as an insurance company only in the U.S. Neither Midwest nor any of its subsidiaries have any assets or employees in foreign countries. In connection with business from foreign countries, Midwest only accepts applications at its main office. In addition, Midwest requires premium payments to be in U.S. dollars, which may include checks drawn on U.S. banks. Neither Midwest nor any of its subsidiaries are not currently subject to regulation in the various foreign countries from which it receives applications for insurance. Although American Life provides a small amount of insurance to foreign citizens, independent marketing firms, rather than employees of Midwest or American Life, submit the applications. In this way Midwest and American Life avoid conducting business in foreign countries. However, Midwest is unable to predict if foreign regulation will be implemented and, if so, the effect of any such regulation on its life insurance business.

There are a substantial number of shares of Midwest common stock eligible for future sale in the public market. The sale of a large number of these shares could cause the market price of our common stock to fall.

There were 18,021,645 shares of Midwest voting common stock outstanding as of December 1, 2015. As of that date, nearly all outstanding shares may be sold without restriction, our executive officers and directors beneficially owned approximately 162,616 shares of our voting common stock, representing 0.9% of Midwest’s outstanding voting common stock. Sale of a substantial number of these shares would likely have a significant negative effect on the market price of its voting common stock, particularly if the sales are made over a short period of time.

If Midwest shareholders, particularly management and their affiliates, sell a large number of shares of Midwest's voting common stock, the market price of shares of the voting common stock of Midwest could decline significantly. Moreover, the perception in the public market that Midwest's management and affiliates might sell shares of Midwest voting common stock could depress the market price of those shares.

SPECIAL MEETING OF SHAREHOLDERS OF NORTHSTAR FINANCIAL CORP.

Date, Time and Place of Meeting

NORTHSTAR SPECIAL MEETING

A special meeting of Northstar shareholders will be held on ____, ______, 2016 at 10:00 a.m., Central Standard Time, at ______________, ________, ________, ______________.

BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING

This proxy statement – prospectus was mailed to Northstar shareholders on or about _________, 2016, to solicit proxies to vote for the approval of the Plan and Agreement of Merger.

As of the date of this proxy statement – prospectus, neither Midwest nor Northstar are aware of other business that will come before the Northstar special meeting. Should any other matter requiring a vote of shareholders arise, the proxies named in the enclosed forms of proxy will vote the shares in their discretion with respect to any such matter.

VOTING SECURITIES

Only Northstar common shareholders of record at the close of business on ______, 2016, will be entitled to vote at the Northstar special meeting. On that date, there were issued and outstanding 4,198,250 shares of Northstar common stock. Each share of issued and outstanding Northstar common stock is entitled to one vote per share with respect to the merger. The affirmative vote of a majority of the issued and outstanding common stock of Northstar is necessary to approve the merger. Midwest owns 600,000 shares or 14.3% of the shares of Northstar common stock, and it has indicated that it intends to vote for the approval of the Merger Agreement.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF – NORTHSTAR

The following table sets forth, as of December 1, 2015, the shares of Northstar common stock (i) beneficially owned by each director and executive officer, (ii) for all directors and executive officers as a group, and (iii) each person who is known to Northstar to be the beneficial owner of more than 5% of the Northstar common stock, its only class of voting securities.

	Nature and
Name and Business Address	Amount	Percent of
Of Beneficial Owner (1)	of Ownership (1)	Class
Rick D. Meyer	0	0%
(Chief Executive Officer, Chairman of the Board and Director)

Mark A. Oliver
(President, Chief Operating Officer, Secretary, Treasurer, and	140,000	3.3%
Chief Financial Officer)

Terry Amundson	50,000	1.3%
(Director)

Thomas E. Burkey	50,000	1.3%
(Director)

Joe Daly	50,000	1.3%
(Director)

Wayne Freese	50,000	1.3%
(Director)

Chuck Foreman	50,000	1.3%
(Director)

Milton Tenepir	50,000	1.3%
(Director)

Officers and Directors as a group (8 persons)	440,000	10.5%

Midwest Holding Inc.	600,000	14.3%
2900 S. 70th Street, Suite 400,
Lincoln, NE 68506

REVOCABILITY OF PROXIES

Any Northstar proxy may be revoked before its exercise at the Northstar special meeting or any adjournment thereof by:

●	giving written notice of revocation to the Secretary of Northstar prior to the Northstar special meeting;
●	giving written notice of revocation to the Secretary at the Northstar special meeting; or
●	signing and delivering a proxy bearing a later date.

The presence of a shareholder at the Northstar special meeting will not revoke his or her proxy. However, being present at the Northstar special meeting allows a shareholder to vote in person and revoke any prior proxy.

PROXY SOLICITATION

Northstar will pay the costs of soliciting its proxies. Officers and employees of Northstar may solicit proxies by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting proxies. In the event shares of Northstar are held by brokers, nominees or other fiduciaries, Northstar will reimburse such brokers, custodians, nominees or other fiduciaries for their charges and expenses in forwarding materials to beneficial owners of shares.

PROPOSED MERGER

BACKGROUND AND REASONS

Northstar completed its capital raise of approximately $6.8 million in late April 2014 pursuant to an intrastate offering of its common stock. Local counsel to Northstar met with the Department of Commerce in February 2014 to discuss the filing process for forming a life insurance subsidiary. Management commenced preparation of the filings necessary to seek approval for the formation of a life insurance subsidiary immediately. The filings took several months to prepare. The filing was made in May 2014. The Department of Commerce responded with extensive questions in mid August and Northstar filed a response in late August. In October, a supplemental response was filed. Management met with the Department to address their comments and questions but was not given a timeline for approval. Thereafter, yet another series of questions was tendered by the Department of Commerce. After management responded, the Department of Commerce made an informal preliminary evaluation.

The Company’s counsel was notified informally in June, 2015 that the Department of Commerce was of the preliminary view that it did not believe that the Company’s business plan for the formation and operation of a life insurance subsidiary in Minnesota was viable for several reasons, most notably that the amount of available capital was insufficient to ensure success as well as a limited shareholder base the Company planned to sell to.

After discussion among the Board and counsel, the Company withdrew its application in July 2015.

During the review process, the Board held several formal and informal discussions regarding the likelihood of success in establishing a life insurance subsidiary. Both management and the Board were concerned about the length of time the insurance regulatory review was taking and the associated cost. Management explored the possibility of a third party acquiring Midwest’s shares in Northstar during this period; however that party was not interested in acquiring all of the Northstar’s outstanding shares and the Board was uncomfortable having a new large shareholder that they did not know become a part of Northstar.

Additional consideration was given during this time to either acquiring a charter of a life insurance company or forming an agency. Management consulted with several company brokers to determine the availability and price of a Minnesota-domiciled charter. Several potential charters were identified, but none were licensed in Minnesota and the cost was prohibitive given the available capital. The agency route was eliminated as it was not apparent how the agency could be developed to a scale that shareholders would be in any viable position to earn a return on their investment.

On July 16, 2015, the Board inquired of management about the possibility of pursuing a merger with Midwest since Midwest already had a significant financial stake in Northstar. The Board also requested that Mark A. Oliver prepare an embedded value analysis of Northstar and Midwest to determine likely values should an agreement be reached. The evaluation was completed shortly after the Board meeting on July 16, 2015. It was distributed to the Northstar Board of Directors in late July, 2015. The Northstar Board discussed the valuation informally at the Board meeting on July 28, 2015.

Mr. Oliver worked on a methodology to value the companies. At a November 12, 2015 meeting, the Northstar Board of Directors met to discuss the proposed merger. Prior thereto, on November 10, 2015, the Northstar Board was given a draft of the merger agreement along with valuations prepared by Mr. Oliver for the Northstar Board to consider.

The proposed merger centered primarily on a concept known as “exchange value” which the parties determined would be used because there was no measurable market value for either party’s outstanding common stock. Mr. Oliver informed the Northstar Board that the concept of “exchange value” has been used in the past in merger and acquisition transactions and had been used by his companies in the past. Mr. Oliver explained that the concept involved valuing not just the assets and capital structure of an insurance holding company, but also takes into account some of the more recognized valuable assets of a life insurance company such as book of business in force, the production of the agency of a particular life insurance company, and state licenses, none of which are ascribed any value on financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In addition, the analysis recognizes that different types of business may be worth more than others depending on profit margins, persistency of policies and claims on policies. The purpose of performing an evaluation was to arrive at a fair basis of exchange between the two companies, valuing both of them using the same methodology. Again, this was particularly appropriate where neither company has a readily measurable marketplace trading value. The valuation of Midwest centered primarily on analysis of life insurance company assets including capital and surplus; asset valuation reserve; interest maintenance reserve; fair market value; invested assets; number of state licenses held by an insurance company; annual life premium produced by agencies; indebtedness; subsidiary values; life premiums; one-time collected premium if ordinary; accident/health premium at ½ times collected premium; annuity premium; annuity reserves; and other miscellaneous values. Northstar’s value was primarily based on its cash on hand. Based upon Mr. Oliver’s analysis, the exchange value of Midwest at June 30, 2015 was approximately $13.3 million and the exchange value of the remaining shares of Northstar at June 30, 2015 was approximately $3.3 million.

The resulting values were reviewed carefully at length by the Northstar Board and discussed. Also discussed at length were how compensation for the exchange would be made to Northstar shareholders, and the tax consequences of the proposed exchange. The Board of Northstar discussed the proposed valuation of the companies and fairness of the exchange ratio to the shareholders of Northstar. Also discussed were the short-term and long-term plans of Northstar and Midwest, and the advantages to Northstar of combining with a larger company.

The Northstar Board not affiliated with Midwest conferred informally with one another about various aspects of the Merger Agreement. The Board of Northstar agreed to the final total value per share for purposes of the exchange was $0.93 per share for Northstar and $0.74 per share for Midwest. The Board members not affiliated with Midwest determined that the exchange ratio was fair to the shareholders of Northstar and directed Northstar management to execute the Merger Agreement and proceed with the transactions contemplated thereunder, including holding a meeting of the shareholders of Northstar.

In connection with the deliberation by the Northstar Board of the Merger Agreement, members of the Northstar Board who were affiliated with Midwest participated in the discussions concerning the Merger Agreement, but did not vote on the recommendation to approve the merger agreement and submit it to shareholders for their approval.

RECOMMENDATION OF THE NORTHSTAR BOARD OF DIRECTORS

The Northstar Board of Directors RECOMMENDS APPROVAL OF THE MERGER, The Board believes that the ratio of the share exchange is fair to the Northstar shareholders. The management and Board of Directors of Northstar, after careful study and evaluation of the economic, financial, legal, and market factors, also believe that the merger could provide Midwest with increased opportunity for profitable expansion of its business, which in turn should benefit Northstar shareholders who become shareholders of Midwest.

The terms of the Merger Agreement were the result of the arm's-length negotiations between Midwest and Northstar after a significant effort by the Northstar Board and Midwest management. Among the factors considered by the Northstar Board in deciding to approve and recommend the merger were:

1.	The terms and conditions of the Merger Agreement, which the Northstar Board and management believes results in a fair price for the Northstar shares;

2.	The financial condition, business assets and liabilities and management experience of Midwest;

3.	The financial and business prospects of Midwest;

4.	Economies of scale available in the event of combination of the companies including, in particular, reduction in general administrative costs and in the total number of regulatory filings and administrative costs;

5.	The familiarly of the Northstar Board of Directors with and review of Northstar and Midwest; the business, operations, financial condition, earnings and prospects of Midwest;

6.	The current and prospective economic environment and competitive constraints facing small insurance companies;

7.	The Northstar Board of Directors' evaluation of the risks to consummation of the merger, including the risks associated with obtaining necessary regulatory approvals;

8.	The possible alternatives to the merger, the range of possible values to the Northstar shareholders of such alternatives, and the timing and likelihood of actually receiving, and risks and rewards associated with seeking to obtain, those values; and

9.	The fact that the Northstar Board members not affiliated with Midwest had observed Midwest management for several years and considered Midwest management to be competent and able to operate small start-up insurance companies.

The Northstar Board did not assign any specific or relative weight to these factors in its consideration. All of the above factors contributed in determining the consideration received.

The Northstar Board of Directors considers the merger particularly advantageous to Northstar shareholders in that shareholders will receive a security which, in the opinion of the Northstar Board, has the potential to achieve a greater growth and market value.

The Northstar Board of Directors made this determination without the assistance or cost of a financial adviser for a so-called “fairness opinion.” The Northstar Board believes that it reviewed in sufficient depth the respective conditions of Northstar, Midwest and their subsidiaries as well as the terms of the Merger Agreement.

INTERESTS OF MIDWEST IN THE MERGER

Midwest owns 600,000 shares of Northstar common stock or approximately 14.3% of Northstar. Also, three out of the eight directors of Northstar are also directors of Midwest. Also, Mr. Oliver, an officer and director of Northwest, is the Chief Executive Officer and Chairman of Midwest. These relationships were considered by the independent board members of Northstar in reviewing and discussing the merger agreement.

REGULATORY REQUIREMENTS

The parties to the Merger Agreement believe that no regulatory approvals are required for the merger.

SUMMARY OF THE MERGER AGREEMENT

This is a summary of the Merger Agreement, which is incorporated herein and attached to this proxy statement-prospectus as Appendix A. You should read the Merger Agreement in addition to this summary. See also “Where you can find more Information” on page 1.

Delivery of Midwest Voting Common Stock; Closing Date: If the merger occurs, Midwest voting common stock will be available for distribution at a closing (“Closing”) on a closing date (“Closing Date”) as soon as possible after all shareholder approvals are obtained. In order for the merger to be consummated, the Merger Agreement must be approved by the affirmative vote of holders of a majority of all shares entitled to vote for both Northstar and Acquisition. The merger will become effective (“Effective Date”) on or as soon after the special meeting of Northstar’s shareholders as possible (assuming shareholder approval). It is presently anticipated that the Effective Date will occur on or before March 31, 2016, but there can be no assurance that the conditions to the merger will be satisfied and that the merger will be consummated on that date or any other date. The parties to the Merger Agreement have agreed to take all actions reasonably necessary to consummate the proposed transactions thereunder.

Representations, Warranties and Covenants; Legal Proceedings Disclosure: Each party to the Merger Agreement has represented to the other with respect to organization, good standing, capitalization and other related matters, as well as certain matters with respect to pending legal proceedings, none of which have been deemed materially adverse by Midwest.

Receipt of Midwest Shares – Procedures for Asserting Dissenter’s rights: If the Merger Agreement is approved at the special meeting, the shareholders who do not perfect dissenter’s rights will be notified of the approval and furnished with a “Letter of Transmittal” to send to an exchange agent (“Exchange Agent”) that will be identified in the Letter of Transmittal. DO NOT SUBMIT YOUR NORTHSTAR SHARES AT THIS TIME. If the merger is completed:

●	a Letter of Transmittal will be sent to you;
●	you should send in your shares with the Letter of Transmittal; and
●	the Exchange Agent will convert your shares in Northstar for Midwest voting common stock in the appropriate ratio set forth in the Merger Agreement after it receives your Letter of Transmittal and your stock certificates.

Exchange Agent: Northstar has appointed Computershare (Midwest's current stock transfer agent) as its exchange agent in respect of the merger. The instructions accompanying the Letter of Transmittal will provide details for surrendering certificates for Northstar shares and the procedure for obtaining certificates for Midwest voting common stock, including instructions for obtaining certificates for Midwest voting common stock for lost or destroyed certificates.

Authorization of the Exchange Agent may be terminated by Midwest at any time after six months following the Effective Date. If terminated, any shares and funds held by the Exchange Agent for shareholders of Northstar will be transferred to Midwest or its designee, who will thereafter serve as Exchange Agent.

Shareholder Rights Prior to Share Issuance: The Exchange Agent will not be entitled to vote or exercise any rights of ownership of the Northstar shares held by it prior to the issuance of Midwest voting common stock to former holders of such shares, except that it will receive any distributions paid or distributed with respect to the Northstar shares for the account of the persons exchanging such shares. No distributions are expected with respect to Midwest voting common stock.

After the Effective Date, there will be no transfers on the Northstar stock transfer books of shares which were issued and outstanding immediately prior to the Effective Date. If after the Effective Date certificates representing Northstar shares are properly presented to the Exchange Agent or directly to Northstar or Midwest, they will be converted for certificates representing Midwest voting common stock in the ratio set forth in the Merger Agreement attached as Appendix A.

Unclaimed Shares or Cash: If outstanding certificates for Northstar shares or payment for any fractional or dissenting shares are not claimed, they may be turned over to a governmental authority in accordance with the respective abandoned property laws of the various jurisdictions.

Abandoned property laws vary from state to state. However, to the extent it might be permitted by abandoned property and other applicable law, such unclaimed items shall become the property of Midwest (and to the extent not in its possession shall be paid over to it) free and clear of all claims or interest of any persons previously entitled to such items. Notwithstanding the foregoing, neither the Exchange Agent nor any party to the Merger Agreement will be liable to any Northstar shareholder for amounts paid to any governmental authority having jurisdiction of such unclaimed item pursuant to abandoned property or other applicable laws of such jurisdiction.

Fractional Shares: Fractional shares of Midwest stock will not be issued under the Merger Agreement. Instead, fractional shares will be rounded up to the nearest whole share of Midwest voting common stock.

Accounting: It is anticipated that the merger will be accounted for as a business combination in accordance with accounting principles generally accepted in the United States of America.

Other Conditions; Termination or Abandonment of the Merger Agreement: In addition to shareholder approval of the Merger Agreement by the shareholders of Northstar and Acquisition, the obligations of Midwest and Northstar to complete the merger are subject to the satisfaction of a number of closing conditions, including:

●	performance by each party to the Merger Agreement of its respective obligations;
●	absence of any proceedings instituted or threatened to restrain, enjoin or prohibit the transactions contemplated by the Merger Agreement;
●	continued accuracy in all material respects of the representations and warranties made by each party in the Merger Agreement;
●	delivery of a certain legal opinion and closing certificates; and
●	filing Articles of Merger consistent with the Merger Agreement, for the transaction with the requisite governmental authorities.

In addition, Midwest may decline to proceed with the Merger if dissenter’s rights are perfected by more than 2.5% of the outstanding Northstar shares.

Any party may waive its unsatisfied conditions to complete the merger, except those which are required by law (such as shareholder approval).

The Merger Agreement may be terminated and abandoned at any time (whether before or after approval by the Northstar and Acquisition shareholders) by mutual consent of Midwest and Northstar, or by any party for whose benefit a closing condition has not been satisfied or waived. Any terms or conditions of the Merger Agreement, except those required by law, may be waived by the board of directors of the party entitled to the benefit thereof.

The Merger Agreement may be amended by agreement of the Board of Directors of each party.

Expenses and Liability for Termination: Each of the parties to the Merger Agreement will pay its own fees and expenses incurred in connection with the transaction contemplated by the Merger Agreement, including costs incurred in connection with the termination of the Merger Agreement.

Status Regarding Possible Waiver, Modification, or Termination of Agreement: As of the date of this proxy statement-prospectus, to the best of the knowledge of the parties to the Merger Agreement, there are no conditions precedent which must be waived by any party in order for the merger to be consummated, nor does any party intend to seek to modify or terminate the Merger Agreement based on existing circumstances.

Conduct of Business Pending the Merger; Other Covenants of the Parties: Northstar and Midwest agreed that neither of them will, prior to the merger:

●	enter into any transactions except in the ordinary course of business;
●	pay any dividends nor increase the compensation of any officer or directors; or
●	enter into any transaction which would adversely affect its respective financial conditions.

Each party has agreed to provide the other with information as to any significant corporate developments during the term of the Merger Agreement and to promptly notify the other parties if it discovers that any of its representations, warranties or covenants contained in the Merger Agreement or any document delivered in connection therewith was not true and correct in all material respects or became untrue or incorrect in any material respect. All of the parties to the Merger Agreement have agreed to take all such actions as may be reasonably necessary and appropriate in order to consummate the transactions contemplated by the Merger Agreement.

The Northstar Board of Directors, subject to its respective fiduciary obligations to its shareholders, has agreed to use best efforts to obtain the requisite approval of shareholders of the Merger Agreement and the transactions contemplated thereby.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the merger and of owning and disposing of Northstar common stock received in the merger. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations (the “Treasury Regulations”) promulgated under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been or is expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This discussion is limited to U.S. holders of Northstar common stock that hold their shares, and will hold their Midwest voting common stock, if any, received in the merger, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax or the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders subject to special treatment under U.S. federal income tax laws, including, without limitation:

●	a bank, insurance company or other financial institution;
●	a tax-exempt organization;
●	a real estate investment trust;
●	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);
●	a regulated investment company or a mutual fund;
●	a “controlled foreign corporation” or a “passive foreign investment company”;
●	a dealer or broker in stocks and securities, or currencies;
●	a trader in securities that elects mark-to-market treatment;
●	a holder of Northstar common stock that received such shares through the exercise of an employee option, pursuant to a retirement plan or otherwise as compensation;
●	holders of options, or holders of restricted stock or units or bonus stocks or units, granted under any Northstar benefit plan;
●	a person whose functional currency is not the U.S. dollar;
●	a holder of Northstar common stock that holds such shares as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction; or
●	a U.S. expatriate.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds Northstar common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding Northstar common stock should consult its own tax advisor.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Northstar common stock that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) or partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and one or more United States persons (as defined in the Code) are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OR THE RECEIPT, OWNERSHIP AND DISPOSITION OF MIDWEST VOTING COMMON STOCK, IF ANY, RECEIVED IN THE MERGER. EACH HOLDER OF NORTHSTAR COMMON STOCK IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER AND THE RECEIPT, OWNERSHIP AND DISPOSITION OF MIDWEST VOTING COMMON STOCK, IF ANY, RECEIVED IN THE MERGER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

Tax Consequences of the Merger to U.S. Holders of Northstar Common Stock

Tax Characterization of the Merger: The receipt of Midwest voting common stock in exchange for Northstar common stock pursuant to the merger will be a taxable transaction to U.S. holders for U.S. federal income tax purposes. In general, the merger will be treated as a taxable sale of a U.S. holder's Northstar common stock in exchange for Midwest voting common stock, cash or a combination of Midwest voting common stock and cash received in the merger.

Amount and Character of Gain or Loss Recognized: A U.S. holder who receives Midwest voting common stock in exchange for Northstar common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference between (i) the fair market value of any Midwest voting common stock received, and (ii) such U.S. holder's adjusted tax basis in the Northstar common stock exchanged therefor.

A U.S. holder's tax basis in its Northstar common stock would generally be equal to the amount such holder paid for the Northstar common stock. Except as noted below, gain or loss recognized by a U.S. holder on the exchange of Northstar common stock in the merger will generally be taxable as capital gain or loss.

Capital gain or loss recognized by a U.S. holder will generally be long-term capital gain or loss if the U.S. holder has held its Northstar common stock for more than 12 months as of the effective time of the merger. If the U.S. holder is an individual, such long-term capital gain may generally be eligible for reduced rates of taxation. Capital losses recognized by a U.S. holder may offset capital gains and, in the case of individuals, no more than $3,000 of ordinary income a year. Capital losses recognized by U.S holders that are corporations may be used to offset only capital gains.

The amount of gain or loss recognized by each U.S. holder in the merger will vary depending on each U.S. holder's particular situation, including the value of the Midwest voting common stock received by each U.S. holder in the merger, the adjusted tax basis of the Northstar common stock exchanged by each U.S. holder in the merger. Each U.S. holder is strongly urged to consult its own tax advisor with respect to the specific tax consequences to them of the merger, taking into account its own particular circumstances.

Tax Basis and Holding Period in Midwest Voting Common Stock Received in the Merger: A U.S. holder's tax basis in the shares of Midwest voting common stock, if any, received in the merger will equal the fair market value of such shares. A U.S. holder's holding period in the shares of Midwest voting common stock, if any, received in the merger will begin on the day after the effective date of the merger.

Payment to dissenters: If a U.S. holder of Northstar common stock properly exercises dissenters rights and receives a cash payment instead of Midwest voting common stock, such distribution will generally be treated as a redemption of such stock and such U.S. holder would generally be taxed on the redemption in the same manner as if such Northstar common stock had been sold. It is possible, however, that for some U.S. holders of Northstar common stock that a redemption of such stock could be taxable to them as a dividend.

Tax Consequences to U.S. Holders of Owning and Disposing of Shares of Midwest Voting Common Stock Received in the Merger

Distributions on Midwest Voting Common Stock: For U.S. federal income tax purposes, distributions of cash, if any, by Midwest to a U.S. holder with respect to shares of Midwest voting common stock received in the merger will generally be included in a U.S. holder's income as ordinary dividend income to the extent of Midwest’s current and accumulated “earnings and profits” as determined under U.S. federal income tax principles. A portion of the cash distributed to Midwest shareholders by Midwest after the merger may exceed Midwest’s current and accumulated earnings and profits, such portion distribution of cash would be treated as a non-taxable return of capital reducing a U.S. holder's adjusted tax basis in such U.S. holder's shares of Midwest voting common stock and, to the extent the distribution exceeds such U.S. holder's adjusted tax basis, as capital gain from the sale or exchange of such shares of Midwest voting common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by an individual U.S. holder may be taxed at the lower applicable long-term capital gains rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes.

Sale, Exchange, Certain Redemptions or Other Taxable Dispositions of Midwest Voting Common Stock: Upon the sale, exchange, certain redemptions or other taxable dispositions of Midwest voting common stock received in the merger, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon such taxable disposition of shares of Midwest voting common stock and (ii) the U.S. holder's adjusted tax basis in such shares of Midwest voting common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the shares of Midwest voting common stock disposed of is more than twelve months at the time of such taxable disposition. Long-term capital gains of non-corporate taxpayers are generally taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the merger and in connection with distributions made with respect to, or dispositions of, Midwest voting common stock received in the merger. A U.S. holder may be subject to U.S. backup withholding on payments made pursuant to the merger or on distributions made with respect to, or on payments made pursuant to dispositions of, Midwest voting common stock received in the merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

RIGHTS OF DISSENTING SHAREHOLDERS

The following summary of dissenter’s rights available to Northstar common shareholders identifies and discusses information necessary to perfect dissenter’s rights. However, with respect to holders of Northstar common stock, this summary is not intended to be a complete statement of applicable Minnesota law and is qualified in its entirety by reference to the Minnesota Business Corporation Act (“MBCA”), Dissenter’s Rights, §302A.471, §302A.473, set forth in its entirety in Appendix B.

MIDWEST HAS CONDITIONED THE CLOSING OF THE MERGER, SUBJECT TO ITS RIGHT TO WAIVE, AND HAS RESERVED THE RIGHT TO ABANDON THE MERGER IN THE EVENT THAT HOLDERS OF GREATER THAN 2.5% OF THE ISSUED AND OUTSTANDING COMMON SHARES OF NORTHSTAR DISSENT AND SEEK PAYMENT FOR THEIR SHARES IN ACCORDANCE WITH APPROPRIATE LAW.

IN ORDER TO EXERCISE DISSENTERS’ RIGHTS A NORTHSTAR COMMON SHAREHOLDER MUST FULLY AND EXACTLY COMPLY WITH THE STATUTORY REQUIREMENTS DISCUSSED BELOW AND SET FORTH IN APPENDIX B. MIDWEST AND NORTHSTAR URGE SHAREHOLDERS TO READ AND UNDERSTAND THIS DISCUSSION AND THE STATUTORY PROVISIONS ATTACHED AS APPENDIX B.

DISSENTER’S RIGHTS – NORTHSTAR

The following is a summary of dissenter’s rights available to Northstar common shareholders, which summary is not intended to be a complete statement of applicable Minnesota law and is qualified in its entirety by reference to the Minnesota Business Corporation Act, Dissenter’s Rights, §302A.471, §302A.473, which is set forth in its entirety as Appendix B.

Right to Dissent: Northstar shareholders are entitled to dissent from the merger and obtain payment of the fair value of their shares if and when the merger is effectuated. “Fair value,” with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the merger.

A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder if the beneficial owner submits to the corporation at the time of or before the asserts of the rights a written consent of the shareholder.

Procedure for Asserting Dissenters’ Rights: The notice of special meeting of the shareholders of Northstar accompanying this proxy statement – prospectus states that shareholders of Northstar has the right to dissent and shall include a copy of §302A.471, §302A.473 and a brief description of the procedure to be followed under these sections. A Northstar shareholder who wishes to assert dissenters rights must file with the corporation before the vote on the proposed merger a written notice of intent and demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action. A Northstar shareholder who does not satisfy the foregoing requirements will not be entitled to demand payment for his or her shares under the MBCA, Dissenter’s Rights, §302A.471, §302A.473.

Notice of the Procedure for Deposit of the Shares: If the merger is approved at the special meeting, Northstar will send written notice to dissenters who are entitled to demand payment for their shares. The notice required by Northstar will (a) set forth the address at which Northstar will receive payment demands and the address of a place where certificates must be sent to obtain payment and the date by which they must be received, (b) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received, (c) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and (d) a copy of Section 301A.471 and 302A.473 of the Minnesota Business Corporation Act and a brief description of the procedures to be taken under these sections. In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by the paragraph above was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Payment; Return of Shares: After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with the Minnesota Business Corporation Act, the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by: (a) the corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements; (b) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and (c) a copy of section 302A.471 and 302A.473 of the Minnesota Business Corporation Act, and a brief description of the procedure to be followed in demanding supplemental payment.

If Dissenter is Dissatisfied with Offer: If a dissenter believes that the amount remitted is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Judicial Appraisal of Shares: If the corporation receives a demand, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the District Court of the County of Hennepin, Minnesota. The petition shall name as parties all dissenters who have demanded payment and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition, The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of the MBCA and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter exceeds the fair value of the shares as determined by the court, plus interest.

Court and Counsel Fees: The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess the costs against Northstar; except that the court may assess costs against all or some of the dissenters, in the amount the court finds equitable, to the extent the court finds that the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (a) against Northstar and in favor of the dissenters if the court finds that Northstar did not substantially comply with its obligations under the dissenter's rights statute, or (b) against either Northstar or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by the MBCA. If the court finds that the services of counsel for any dissenter were of substantial benefit to the other dissenters similarly situated, and that the fees for those services should not be assessed against Northstar, the court may award to such counsel reasonable fees to be paid out of the amount awarded to the dissenters who were benefited.

Any written notice required to be sent to Northstar by a Northstar shareholder electing to exercise his or her appraisal rights under the Minnesota Business Corporation Act, Dissenter’s Rights, §302A.471, §302A.473 should be to Mark A. Oliver at the offices of Northstar, 3800 American Boulevard West, Suite 910, Bloomington, MN 55431.

Failure to follow the steps required by the MBCA to dissent may result in the loss of dissenters’ rights. In view of the complexity of the MBCA, stockholders who may wish to dissent from the merger and pursue dissenters’ rights should consult their legal advisors.

INFORMATION CONCERNING NORTHSTAR

Northstar is a Minnesota corporation which was organized on April 15, 2010 for the purpose of forming and/or acquiring a Minnesota-domiciled life insurance company or life insurance-related companies in Minnesota, such as a life insurance agency, and operating such entities. Northstar is a development stage company. Since inception, Northstar has been involved in the sale of common stock to provide working capital. Northstar has incurred significant operating losses and anticipates that additional losses will be incurred as a result of planned financing activities.

Northstar initiated an intrastate offering of two million shares of common stock at $5.00 per share beginning late in the second quarter of 2011. The offering was completed in April, 2014 with gross proceeds of approximately $6.8 million.

MARKET FOR NORTHSTAR COMMON STOCK AND RELATED SECURITYHOLDER MATTERS

Northstar common stock is not listed or actively traded on any stock exchange or through security brokerage firms, and there is no over-the-counter trading activity. There have been no dividends paid since the inception of Northstar. The number of record holders of Northstar common stock is approximately 1,175.

NORTHSTAR -- MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.

The following discussion and analysis of the financial condition and results of operations of Northstar should be read in conjunction with its financial statements and the related notes beginning on page F-49 of this proxy statement – prospectus. In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risk, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

Critical Accounting Policies and Estimates: Northstar’s accounting and reporting policies are in accordance with generally accepted accounting principles (GAAP) in the United States of America. Preparation of these consolidated financial statements requires Northstar to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. An explanation of Northstar’s accounting policies and the estimates considered most significant by management are set forth in “Note 1 — Description of Business and Summary of Significant Account Policy” in the Notes to Northstar's Consolidated Financial Statements included in this proxy statement – prospectus.

Cautionary Note Regarding Forward-Looking Statements

Except for certain historical information contained herein, this discussion contains certain statements that may be considered “forward-looking statements”. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of revenues, earnings, cash flows, capital expenditures, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed acquisition plans, new services, or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Words such as “believe,” “may,” “could,” “expects,” “hopes,” “estimates,” “projects,” “intends,” “anticipates,” and “likely,” and variations of these words, or similar expressions, terms, or phrases, are intended to identify such forward-looking statements. Forward-looking statements are inherently subject to risks, assumptions, and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements.

All such forward-looking statements speak only as of the date of this proxy statement – prospectus. Readers are cautioned not to place undue reliance on such forward-looking statements. Northstar expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

Overview

Northstar was incorporated on April 15, 2010, for the primary purpose of organizing a life insurance subsidiary. Since our inception, we have raised approximately $8.0 million through sales of shares of voting common stock.

Results of Operations for the Three Months Ended September 30, 2015 Compared to the Three Months Ended September 30, 2014

Expenses:

	Three Months Ended September 30,
	2015	2014
Salaries and Wages	$88,498	$95,552
Travel	6,299	9,000
Rent	8,115	8,205
Board Fees and Expenses	2,500	-
Professional Fees	4,019	-
Legal Fees	514	-
Marketing	62,600	-
Other	23,910	13,841
	$196,455	$126,598

Salaries and wages: The decrease was primarily due to a reduction in staff in 2015 as a result of the completion of the offering and the delay in obtaining the insurance charter.

Rent: There were no material differences in rent expense to call out.

Travel: The decrease was due to a decline in travel in 2015. The travel in 2014 was related to the public offering of common stock, all except $9,000 of management expenses were netted to offset the common stock proceeds.

Board fees and expenses: The increase is due to an additional board meeting in July 2015.

Professional fees: The increase is due to the netting of professional fees against the proceeds received for a common stock public offering in 2014.

Marketing: The increase is due to the netting of marketing expenses related to the stock offering against the proceeds received for the common stock public offering in 2014.

Other: The increase is due to the netting of various fees against the proceeds received for a common stock public offering in 2014.

Total Expenses: The increase in total expenses year-to-date was primarily attributable to increased expenses due to the netting of expenses against the proceeds from the common stock intrastate offering in 2014 and the expenses associated with efforts to obtain a Certificate of Authority in Minnesota. The increases were offset by the decrease in salaries. Because Northstar has no income, Total Expenses and Net Loss are identical amounts.

Results of Operations for the Nine Months Ended September 30, 2015 Compared to the Nine Months Ended September 30, 2014

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes appearing elsewhere in this proxy statement – prospectus.

Summary of the Consolidated Results of Operations for the Nine Months Ended September 30, 2015

Expenses:

	Nine Months Ended September 30,
	2015	2014
Salaries and Wages	$252,643	$345,268
Travel	7,705	9,500
Rent	24,616	24,348
Board Fees and Expenses	10,500	8,000
Professional Fees	27,788	-
Legal Fees	9,734	-
Marketing	220,433	-
Other	34,968	27,023
	$588,387	$414,139

Salaries and wages: The decrease was primarily due to a reduction in staff in 2015 as a result of the completion of the intrastate offering of common stock and the delay in seeking to obtain an insurance charter.

Rent: There were no material differences in rent expense to call out.

Travel: The decrease was due to a decline in travel in 2015. The travel in 2014 was related to the intrastate offering of common stock.

Board fees and expenses: The slight increase was due to an additional board meeting held in July 2015.

Professional fees: The increase in 2015 was related to seeking to obtain an insurance charter.

Legal fees: The increase in legal fees was associated with efforts to obtain a Certificate of Authority for an insurance subsidiary in Minnesota.

Marketing: The increase represents marketing expenses related to the stock offering netted against the proceeds received for the common stock public offering in 2014.

Other: The increase is due to the netting of various fees against the proceeds received for a common stock public offering in 2014.

Total Expenses: The increase in total expenses year-to-date was primarily attributable to increased expenses due to the netting of expenses against the proceeds from the common stock intrastate offering in 2014 and the expenses associated with efforts to obtain a Certificate of Authority in Minnesota. The increases were offset by the decrease in salaries. Because Northstar has no income, Total Expenses and Net Loss are identical amounts.

Liquidity and Capital Resources

Since inception, Northstar’s operations have been financed primarily through the sale of voting common stock. Its operations have not been profitable and have generated significant operating losses since Northstar was incorporated in 2010. Northstar may be considered in the startup mode.

For September 30, 2015, net cash used for operating activities was $565,347, primarily to pay operating expenses. Net cash used for investing activities during the same period was $743 for the purchase of property and equipment. There was no cash used or provided from financing activities.

At September 30, 2015, Northstar had cash and cash equivalents totaling $3,106,395 compared to $3,672,485 at December 31, 2014.

Impact of Inflation

There was no impact of inflation related to Northstar during the periods presented.

Off-Balance Sheet Arrangements

Northstar has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Northstar’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that could be material to investors.

Results of Operations for the Fiscal Year Ended December 31, 2014 Compared to the Fiscal Year Ended December 31, 2013

Results of Operations – Year Ended December 31, 2014

Consolidated Results of Operations

Expenses:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Salaries and Wages	$448,160	$490,369
Employee Benefits	-	858
Travel	9,500	1,045
Rent	30,480	36,551
Board Fees and Expenses	8,000	3,271
Other	34,920	23,886
Total Expenses	$531,060	$555,926

Salaries and wages: The decrease was due to a reduction in staff in 2014 due to the completion of the intrastate stock offering that was completed in 2014 and the delay in obtaining an insurance charter.

Travel: The increase in travel was due to management travel expenses related to the intrastate common stock offering in 2014 that could not be netted against offering proceeds. Additional travel related to the offering was netted against proceeds from the offering.

Rent: The decrease was due to the lease renewal in 2014. The renewal was negotiated to allow for two months of rent abatement.

Board fees and expenses: The increase was due to an increase in the retainer fees per board member in 2014 compared to 2013.

Other: The increase in other expenses was primarily due to a refund of bank service charges in 2013 of $6,885.

Total Expenses: The decrease in total expenses was primarily due to decreases in wages and rent in 2014 which were offset by increases in travel, board fees, and other expenses. Stock offering costs to be reflected against stock offering proceeds raised were $428,740 in 2014 compared to $520,896 in 2013.

Liquidity and Capital Resources

Since inception, Northstar’s operations have been financed primarily through the sale of voting common stock. Its operations have not been profitable and have generated significant operating losses since it was incorporated in 2010.

For the year ended December 31, 2014, net cash used for operating activities was $539,827 and for investing activities it was $33,750. The primary source of cash for these activities was from the net proceeds from the issuance of common stock in the amount of $991,110.

Northstar believes it has sufficient liquid assets to conduct operations for the next 18 months.

INFORMATION CONCERNING MIDWEST

General Information

Midwest Holding Inc., a Nebraska corporation, (“Midwest”) was formed on October 31, 2003 for the primary purpose of becoming a financial services holding company. Midwest began conducting its life insurance business in 2009 through its wholly owned subsidiary, American Life & Security Corp. (“American Life”). In addition to American Life, as of the date of this proxy statement – prospectus, Midwest directly or indirectly owns or has interests in the following entities:

●	Great Plains Life Assurance Company, a South Dakota corporation -- wholly owned;

●	Capital Reserve Life Insurance Co., a Missouri domiciled life insurance company -- wholly owned;

●	New Mexico Capital Corp. -- 11.7% ownership;

●	Northstar Financial Corp. -- 14.3% ownership;

●	Pacific Northwest Capital Corp. -- 22.4% ownership; and

●	First Wyoming Life Insurance Company, a Wyoming corporation -- 99.9% ownership.

The principal executive offices for Midwest and its subsidiaries are at 2900 South 70th Street, Suite 400, Lincoln, Nebraska 68506, phone number is (402) 489-8266.

Development of our Business

Since Midwest's inception, it has raised approximately $18.0 million through sales of shares of voting common stock and non-voting convertible preferred stock in several private placements and an intrastate offering in the State of Nebraska. Each of these sales of stock was intended primarily to provide capital for its financial services operations.

Midwest was a development stage company until American Life commenced its insurance operations in 2009. Midwest has incurred significant net losses since inception totaling approximately $23.2 million through September 30, 2015. These losses have resulted primarily from costs incurred while raising capital and establishing American Life. Midwest expects to continue to incur significant operating losses until it achieves a volume of in-force life insurance policies that provides premiums that are sufficient to cover its operating expenses.

In 2009, American Life was issued a certificate of authority to conduct life insurance business in the state of Nebraska. Capital and surplus contributed to American Life was approximately $9.6 million as of the end of 2014, capital and surplus of American Life at that date was approximately $2.4 million. At December 31, 2014 and 2013, American Life generated approximately $2.9 million and $3.0 million in premium revenue, respectively.

On June 20, 2010, American Life acquired Capital Reserve in exchange for a cash payment of approximately $1.9 million. This transaction added approximately a like amount of assets to American Life. Further, with the insurance charters acquired from Capital Reserve, Midwest obtained access to additional markets in Missouri and Kansas.

In 2011, Midwest acquired all of the issued and outstanding capital stock of Old Reliance Insurance Company (“Old Reliance”), an Arizona-domiciled life insurance company. American Life merged into Old Reliance following the purchase, with the survivor changing its name to American Life & Security Corp. and domiciled in Arizona. In the transaction, the sole shareholder of Old Reliance received: (i) approximately $1.6 million in cash, (ii) $500,000 in the form of a surplus debenture issued by American Life, and (iii) 150,000 shares of our voting common stock ($750,000 fair value).

During the third quarter of 2011, Midwest obtained control of an entity, Security Capital Corporation (Security Capital), an Arkansas corporation. Security Capital was a development stage company that had not conducted operations apart from raising capital. Security Capital was acquired by Midwest on August 5, 2014, through a share exchange described below.

In August 2011, Midwest acquired a controlling interest ownership of Hot Dot, Inc. (“Hot Dot”), a company organized in August 2011 to develop, manufacture, and market the Hot Dot Alert Patch. From its inception, the operating results of Hot Dot were consolidated with those of Midwest, due to Midwest’s control of the Board of Directors. On September 12, 2012, Hot Dot repurchased 1,000,000 shares of its stock from Midwest for a purchase price of $750,000. As a result of the stock repurchase by Hot Dot, Midwest ceased to have a controlling financial interest in Hot Dot and subsequently deconsolidated Hot Dot on the effective date of the stock repurchase. In October 2014, Hot Dot repurchased Midwest’s 1,500,000 remaining shares of stock for $775,000.

Midwest commenced its third party administrative (“TPA”) services in 2012 as an additional revenue source. These agreements, for various levels of administrative services on behalf of each client, generate fee income for Midwest. Services provided vary based on the respective needs of the client and can include some or all aspects of back-office accounting and policy administration. Midwest has been able to perform its TPA services using its existing in-house resources.

On February 20, 2013, Midwest commenced a private placement offering under Regulation D of the Securities Act of 1933. Sales were made in Units, with each Unit consisting of 50 shares of voting common stock and one detachable warrant to purchase ten shares of common stock at an exercise price of $6.50 per share exercisable through December 31, 2016 for gross proceeds of $353,700. This offering was completed October 31, 2013. A total of 58,950 shares of voting common stock and 11,790 warrants were sold in the offering.

On November 25, 2013, Midwest entered into a Plan and Agreement of Exchange (the “Exchange Agreement”) with Great Plains and Security Capital in order to acquire the outstanding shares of each company held by their shareholders (other than those shares already held by Midwest.) Under the Exchange Agreement with Great Plains, the Great Plains shareholders received approximately 1.298 shares of Midwest voting common stock for each share of Great Plains common stock held by the Great Plains shareholders. The Security Capital shareholders received approximately 0.162 shares of Midwest voting common stock for each share of Security Capital common stock held. The Exchange Agreement was consummated on July 21, 2014. On August 5, 2014, Great Plains and Security Capital were merged into Midwest. Great Plains’ wholly owned subsidiary, Great Plains Life, along with any remaining assets of Great Plains and Security Capital were transferred to Midwest. Great Plains Life was contributed to American Life via a surplus contribution and became a wholly owned subsidiary of American Life. Midwest is seeking to merge Great Plains into American Life.

During the first quarter of 2014, Midwest purchased additional shares of Pacific Northwest Capital Corporation (“PNC”) which increased Midwest’s ownership to 22.4%, and it requires Midwest to change its method of carrying the investment from cost to equity.

On May 9, 2014, American Life entered into a Purchase Option Agreement with an unrelated company whereby the unrelated company paid American Life the sum of $25,000 in consideration for the option and first right of refusal to acquire all of the outstanding capital stock of Capital Reserve. Under terms of this agreement, the purchase price for the outstanding capital stock of Capital Reserve will be the capital and surplus of Capital Reserve as reflected on the most recent statutory financial statement filed with regulatory authorities prior to the notice of intent to exercise, plus $50,000. This agreement was set to expire on May 31, 2015; however, on February 11, 2015, it was extended through December 31, 2015. In consideration, the potential purchaser posted an additional $10,000 escrow payment.

In May 2014, Midwest commenced a private offering of a newly-created class of preferred shares (Series B preferred stock) at $6.00 per share. The Series B shares are non-cumulative, non-voting and convertible to common shares after May 1, 2017 at a rate of 2.0 common shares for each preferred share. The offering was terminated in September 2014. A total of 102,669 shares of preferred stock were sold for total gross proceeds of $616,012.

On October 27, 2015, Midwest acquired First Wyoming Capital Corporation, a Wyoming corporation (“First Wyoming”) pursuant to an Agreement and Plan of Merger dated July 31, 2015 by and among the Company, First Wyoming and Midwest Acquisition, Inc., a Wyoming corporation and wholly-owned subsidiary of the Company (“Merger Subsidiary”) (the “Merger Agreement”). Under the Merger Agreement, the Merger Subsidiary merged with and into First Wyoming (the “Merger”), the separate corporate existence of the Merger Subsidiary ceased and First Wyoming became the surviving corporation of the Merger and a wholly-owned subsidiary of Midwest. Pursuant to the Merger Agreement, Midwest agreed to exchange 1.37 shares of its voting common stock for each share of First Wyoming common stock, or approximately 4,783,000 shares. In addition, as of October 27, 2015, all filings necessary to consummate the Merger Agreement under applicable state corporate laws were completed and the transactions contemplated by the Merger Agreement were completed. Approval of the Merger was not required by the shareholders of Midwest. Subsequent to the Closing, First Wyoming merged into Midwest. Midwest is seeking to merge First Wyoming Life into American Life.

Life Insurance

General

American Life, as it exists today, is the product of the August 2011 merger of Old Reliance and American Life and the contribution of Great Plains Life in 2014. Organized in 1960, Old Reliance primarily focused on the sale of final expense or burial products which typically are small face amount policies with limited underwriting. American Life historically did not offer similar products and instead focused on the sale of its American Accumulator product (a multi-benefit life insurance policy) and its Future Cornhusker Plan (a single premium term life product for children), as described below. The final expense and burial products have been offered by Old Reliance through a small network of independent agents in the southwest United States. Sales over the past five years have been nominal as American Life lacked the capital and surplus to support broad sales of the products.

American Life underwrites and markets life insurance products within the State of Nebraska, but is licensed in 14 states. American Life is required to comply with the insurance laws of its state of domicile, Arizona. Management is seeking to redomesticate American Life in Nebraska. Great Plains Life underwrites and markets life insurance products within South Dakota and is domiciled in that state. Midwest is seeking to merge First Wyoming Life and Great Plains Life into American Life. Over time, American Life may apply with other state insurance departments in order to obtain certificates of authority to market life insurance products in those states.

Some of the agents who were engaged by Midwest to sell shares of voting common stock in its intrastate offering were cross-trained by American Life to act as agents for its insurance business. The recruiting, training and hiring of captive agents (agents who sell only American Life and Great Plains Life’s products) is expected to be a continuous process for American Life and Great Plains Life.

Types of Policies

American Life initially offered two insurance products, the “American Accumulator”, which is a multi-benefit life insurance policy that combines cash value life insurance with a tax deferred annuity and the “Future Cornhusker Plan”, which is a single premium term life product offered for children aged three months to 15 years. The Future Cornhusker is available in annual premium amounts of $125 or $250 and carries an initial face amount of $5,000 or $10,000. The American Accumulator is sold in annual premium units of $2,000. The average annual premium is approximately $2,000 with an average face amount of $66,000. Premiums may be higher based upon the age and health of the insured. Great Plains Life sells a product similar to the “American Accumulator” called the “Great Plains Life Accumulator.”

Three new products were developed in the last quarter of 2014: (i) the “Accelerator”, which is a non-participating whole life insurance policy with guaranteed level death benefits and premiums; (ii) the “American Protector”, which is a 7-pay non-participating whole life insurance policy with modified death and premiums; and (iii) the “Accumulator X”, which is a 10-pay non-participating whole life insurance policy with modified death benefit and premiums. The Accelerator premiums vary according to issue age, gender, and smoking classification with a minimum face amount of $25,000. The American Protector premiums are payable for seven years, during which time the face amount remains level. After the seven years the policy face amount gradually decreases to the ultimate amount which is equal to 50% of the issued policy face amount. Annual premiums per unit are $1,000 with a minimum of ½ a unit and maximum of 10 units. The Accumulator X premiums are payable for ten years, during which time the policy face amount remains level. After ten years, the policy face amount gradually decreases to the ultimate amount which is equal to 50% of the issued policy face amount. Annual premiums per unit are $1,000 with a minimum of ½ a unit and maximum of 10 units.

Product Pricing

The current products of Midwest offered for sale in the U.S. have been approved by the appropriate insurance regulatory authorities and incorporate the following features:

●	Provide a competitively priced product to the insurance consumer;
●

Provide sufficient gross margins based upon achieving projected levels of volume to allow the insurance subsidiary to achieve operating profits comparable to the life insurance industry as a whole; and

●	Provide sufficient first year and renewal commission structures necessary to attract and retain career-oriented insurance agents.

All products have been developed by using the services of an independent qualified consulting actuary, Miller and Newberg of Kansas City, Missouri. In addition to product development, Miller and Newberg serve as American Life and Great Plains Life’s Valuation Actuary.

Underwriting Standards

Underwriting guidelines have a direct impact on operating results. If the underwriting standards that are established are not adequate, desired operating results will not be realized. Generally, when underwriting standards are less restrictive, more mortality claims will result and vice versa. Underwriting standards have a direct impact on the pricing structure of a product. The less restrictive the underwriting standards, the higher the product needs to be priced in order to allow for higher incidence of mortality. This higher incidence of mortality is also reflected in greater policy reserves being established.

The Midwest insurance subsidiaries have established similar underwriting guidelines consistent with their products’ pricing structure. They use information from the application and, in some cases, telephone interviews with applicants, inspection reports, doctors’ statements and/or medical examinations to determine whether a policy should be issued in accordance with the application, with a different rating, with a rider, with reduced coverage or rejected. In addition to an applicant’s medical history, the companies also consider other factors such as financial profile, foreign travel, vocations and alcohol, drug and tobacco use. Requests for coverage are reviewed on their merits and a policy is not issued unless the particular risk has been examined and approved by our underwriters. The companies’ consulting actuary and reinsurers assist the insurance subsidiaries in establishing their underwriting standards. The underwriting is performed by their third party administrator, Midwest.

Marketing

New insurance sales agents are recruited through referrals from shareholders, newspaper advertisements, and solicitation through the use of on-line job sites. Each potential candidate must complete a three interview process. If hired to sell insurance, the candidate must complete a 40 hour training course conducted by a third party as well as pass the respective state examination. Once licensed, each agent must complete a week long product and sales training class. Following course completion, each agent has a training week where his or her manager will work side by side with the agent by conducting sales meetings. The average turnover rate of our agents since Midwest began writing insurance business is approximately 20% per year.

The insurance products were marketed initially by those agents cross-trained to market insurance products after selling shares of stock in intrastate offerings. When agents were recruited to sell stock in connection with the earlier intrastate offerings, they were required to complete a similar company training program and compliance course. They also were required to be licensed under applicable state securities laws and were required to spend time in the field with their managers prior to engaging in any sales activity on their own.

The recruiting, hiring and training process is ongoing for Midwest’s life insurance subsidiaries.

The insurance products of Midwest’s insurance subsidiaries are marketed using a personal, face-to-face marketing concept. The insurance agents use the shareholder base of Midwest and their referrals as potential clients for life insurance products.

If Midwest’s insurance subsidiaries enter the interest-sensitive and universal life markets, they would not use their captive agents to market such products. Generally, these are sophisticated products which require a unique ability to market. Accordingly, if Midwest’s insurance subsidiaries choose to enter this market, they would develop an independent agent distribution system using independent marketing agencies that have the experience and ability to market these products. However, Midwest’s insurance subsidiaries would not enter this market segment unless they would expect to do so profitably. Midwest has no plans to enter into this market segment at the present time.

Operating Results

There are certain factors unique to the life insurance business in which Midwest operates which have an adverse effect on its operating results. One factor is that the cost of putting a new policy in force is usually greater than the first year’s policy premium, and, accordingly, in the early years of a young life insurance company, these initial costs and the required provisions for reserves have an adverse effect on operating results. The insurance subsidiaries of Midwest, as is common among unseasoned life insurance companies, are expected by Midwest to continue to operate at losses for a number of years because of the substantial costs of writing new life insurance. The aggregate cost of writing new life insurance includes such significant, nonrecurring items such as first year commissions, medical and investigation expenses, and other expenses incidental to the issuance of new policies, together with the initial reserves required to be established. For our ordinary life products, the costs to cover expenses and the policyholder liability that must be set up at policy issuance exceed the first year premium by approximately 39%, while there is no excess of costs to cover expenses and the policyholder liability for the Future Cornhusker product. However, in accordance with accounting principles generally accepted in the United States of America (GAAP), incremental direct costs that result directly from and are essential to the contract acquisition transaction and would not have been incurred by Midwest had the contract acquisition not occurred, are capitalized and amortized over the life of the premiums produced.

The operating results of Midwest are reported in accordance with GAAP for stock life companies; although Midwest’s life insurance subsidiaries will also prepare financial statements in accordance with accounting practices prescribed or permitted by their respective states of domicile (statutory basis of accounting) for the purpose of reporting to insurance regulatory authorities. The statutory basis of accounting has many significant differences to GAAP. For example, the incremental direct costs for acquiring new business, which are capitalized under GAAP, are expensed immediately under the statutory basis of accounting. In addition, under GAAP, assumptions used in calculating reserves are less conservative than those used under the statutory basis, thereby further reducing adverse effects on operating results.

Administration

Midwest commenced its TPA services in 2012 by offering the services to its wholly-owned subsidiary and other consolidated and non-consolidated entities. These agreements, for various levels of administrative services on behalf of each company, generate fee revenue for Midwest. Services provided to each client vary based on their needs and can include some or all aspects of back-office accounting and policy administration. Midwest has been able to perform its TPA services using its existing in-house resources.

Investments

Midwest’s insurance subsidiaries have adopted investment policies in compliance with the insurance laws of their states of domicile. The type and amount of investments which can be made by a life insurance company are specifically controlled by applicable state statutes and rules and regulations of the respective state departments of insurance.

It is critical that an insurer invest its assets conservatively as investment income ultimately (as a new company grows, investment income will increase as a percent of total income due to investment of policy reserves) will be a significant component of total revenue. Accordingly, Midwest’s insurance subsidiaries including First Wyoming Life have developed a conservative investment policy in an effort to minimize investment risk. An independent professional investment advisor who specializes in the insurance industry assists Midwest with investment decisions.

Reinsurance

Midwest’s insurance subsidiaries reinsure with other companies (reinsurers) portions of the life insurance risks they underwrite and occasionally will reinsure portions of life insurance risks underwritten by other (ceding) companies. The primary purpose of reinsurance is to allow a company to reduce the amount of its risk on any particular policy by transferring a portion of the risk to the reinsurers. However, Midwest’s insurance subsidiaries remain contingently liable for the risk in the event any reinsurer is not able to meet its obligations under the applicable reinsurance agreements. Further, when life insurance risks are ceded to another insurer, the ceding company must pay a reinsurance premium to the reinsurance company as consideration for the risk being transferred. The payment of this reinsurance premium to the reinsurer represents a reduction of the premium income received by Midwest’s insurance subsidiaries. This reduction in premium income has a direct impact on the profitability of the ceding company.

The average face amount of all life insurance policies in force is approximately $33,000, with the American Accumulator averaging $66,000, Future Cornhusker averaging $9,000, and the policies acquired through Old Reliance averaging $9,000. With respect to the American Accumulator and Future Cornhusker policies, American Life retains $40,000 to $55,000 of risk on any one life. With respect to the policies acquired through Old Reliance, it retains $25,000 of risk on any one life. As of December 31, 2014, approximately 58% of the gross outstanding life insurance policies in force are reinsured with third parties. Midwest cedes approximately $1.29 of premium per year for each $1,000 of gross life insurance in force. All accidental death benefits are reinsured.

Reserves

Each Midwest insurance subsidiary establishes as liabilities actuarially computed reserves to meet the obligations on the policies they write, in accordance with the insurance laws and the regulations of the applicable state insurance regulators, for statutory accounting and GAAP for financial reporting to shareholders. Reserves, whether calculated under statutory accounting practices prescribed by various state insurance regulators or GAAP, do not represent an exact calculation of exposure, but instead represent good faith, best estimates based on the relevant basis of accounting, generally involving actuarial projections, of what expected claims will be based on mortality assumptions. The various actuarial factors are determined from mortality tables and interest rates in effect when the policies are issued and are applied against policy in force amounts. The National Association of Insurance Commissioners (NAIC) has proposed reserve rules to be used for Statutory Accounting purposes that are based solely on company experience. However, these proposed rules must be adopted by a majority of states before implementation. Midwest has not yet performed analysis to determine the effects of these rules.

Competition

The life insurance industry is fiercely competitive. Many of the life insurance companies authorized to do business in states in which Midwest’s insurance subsidiaries conduct business are well-established companies with good reputations, offering a broader line of insurance products, having larger selling organizations, and possessing greater financial resources than Midwest and its insurance subsidiaries. The insurance subsidiaries of Midwest are not rated by industry analysts and likely will not be rated for the foreseeable future. This has a negative impact on the companies’ ability to compete with rated insurance companies. There is also considerable competition among insurance companies in obtaining qualified sales agents, which might require our insurance subsidiaries to pay higher commissions to attract such agents.

Possible Acquisition of Other Companies

Subject to the regulation and supervision of the Arizona Department of Insurance and other regulators, Midwest may acquire one or more life insurance or insurance-related companies in the future. Its acquisition strategy is to identify one or more established insurance companies which have developed viable marketing networks for their products and which are or could be managed from Midwest’s Lincoln, Nebraska administrative office. In selecting target insurance companies that constitute suitable acquisition candidates, Midwest expects to consider factors such as, but not limited to, the target company’s financial statements and operating history (including surplus adequacy and underwriting standards); the price and features of insurance products sold and the markets serviced; the competency and loyalty of its agents; certain income tax considerations; and the purchase price.

Midwest also may seek to acquire insurance-related companies such as: (i) third-party administrators; (ii) existing marketing agencies; (iii) life insurance reinsurance brokerage companies; and (iv) life and health insurance data processing servicers.

The primary reasons Midwest may acquire an existing life insurance company or insurance-related company are: (i) administrative, accounting and data processing systems that would allow Midwest to expand; (ii) to provide additional revenue streams to Midwest through additional marketing expansion or ancillary services; and (iii) to provide additional profits through more effective cost management of an existing company as many companies within the insurance industry have excessive administrative cost levels relative to premium income.

Prior Acquisitions and Investments

In April 2010, Midwest acquired 340,000 shares of capital stock of Rocky Mountain Capital Corporation (“Rocky Mountain”), a Colorado corporation, for $0.10 per share for an aggregate investment of $34,000. Rocky Mountain was merged into First Wyoming effective December 31, 2014. Rocky Mountain was a development stage company that had not conducted operations apart from raising capital.

In April 2010, Midwest acquired 600,000 shares of non-voting capital stock of Northstar for $0.10 per share for an aggregate investment of $60,000. On June 30, 2012, the 600,000 shares were automatically converted to voting shares. Midwest’s ownership constitutes approximately 14.3% of the issued and outstanding capital stock of Northstar.

In August 2011, Midwest acquired 2,500,000 shares of capital stock of Hot Dot, Inc. (“Hot Dot”), a Nebraska corporation, for $0.02 per share for an aggregate investment of $50,000. Hot Dot was organized to develop, manufacture, and market the Alert Patch, an adhesive-backed cloth patch used to detect increases in body temperature that pose a risk of heat exhaustion or heat stroke. Midwest’s ownership, along with its control of management and the board of directors of Hot Dot, constituted a controlling interest, and Midwest began consolidating Hot Dot in the fourth quarter of 2011. In September, 2012, Hot Dot repurchased 1,000,000 of its stock from Midwest for $750,000. As a result of this repurchase, Midwest ceased to have a controlling financial interest in Hot Dot and subsequently deconsolidated Hot Dot on the effective date of the stock repurchase. In October 2014, Hot Dot repurchased Midwest’s remaining 1,500,000 shares of Hot Dot stock for $775,000.

On August 3, 2011, Midwest acquired Old Reliance Life Insurance Company, an Arizona domiciled life insurer and simultaneously merged American Life with and into it, changing the survivor’s name to “American Life & Security Corp.” This acquisition added licenses in 13 new states in which to sell insurance, at the time of acquisition, it had annual revenue of approximately $1.7 million, annual expenses of approximately $2.0 million, and total assets of approximately $19 million. At the time of the acquisition, Old Reliance had 73 independent agents under contract. Currently, 73 remain under contract.

In September 2011, Midwest acquired 600,000 shares of non-voting capital stock of Pacific Northwest Capital Corp. (“Pacific Northwest”), an Idaho corporation, for $0.10 per share for an aggregate investment of $60,000. These shares became voting on January 1, 2014. During the first quarter of 2014, Midwest acquired an additional 250,000 shares of non-voting capital stock increasing its ownership to 850,000 shares or approximately 22.4%. Due to the change in ownership percentage, Midwest changed its method of accounting from cost to the equity method.

In April 2012, Midwest acquired 300,000 shares of capital stock of New Mexico Capital Corporation (“New Mexico Capital”), a New Mexico corporation, for $0.10 per share for an aggregate investment of $30,000. Midwest acquired an additional 12,500 shares on May 21, 2014. Additionally, Great Plains Financial, owned 200,000 shares of non-voting capital stock of New Mexico Capital which, after the acquisition of Great Plains by Midwest, increased Midwest’s ownership to 500,000 shares or approximately 11.7% of all issued and outstanding shares of its common stock. New Mexico Capital is a development stage company that has not conducted operations apart from raising capital. Midwest currently records its investment in New Mexico Capital utilizing the cost method of accounting.

On November 25, 2013, Midwest entered into a Plan and Agreement of Exchange (the “Exchange Agreement”) with Great Plains and Security Capital in order to acquire the outstanding shares of each company held by their shareholders other than those shares already held by Midwest. Under the Exchange Agreement, the Great Plains shareholders received approximately 1.298 shares of Midwest voting common stock for each share of Great Plains common stock held by its shareholders and the Security Capital shareholders received approximately 0.162 shares of Midwest voting common stock for each share of Security Capital common stock held by its shareholders.

The Exchange Agreement was consummated on July 21, 2014. On August 5, 2014, Great Plains and Security Capital were merged into Midwest Holding Inc. Great Plains’ wholly owned subsidiary, Great Plains Life, along with any remaining assets of Great Plains and Security Capital were transferred to Midwest. Great Plains Life was contributed to American Life via a surplus contribution and became a wholly owned subsidiary of American Life.

On October 27, 2015, Midwest acquired First Wyoming Capital Corporation, a Wyoming corporation (“First Wyoming”) pursuant to an Agreement and Plan of Merger dated July 31, 2015 by and among the Company, First Wyoming and Midwest Acquisition, Inc., a Wyoming corporation and wholly-owned subsidiary of the Company (“Merger Subsidiary”)(the “Merger Agreement”). Under the Merger Agreement, the Merger Subsidiary merged with and into First Wyoming (the “Merger”), the separate corporate existence of the Merger Subsidiary ceased and First Wyoming became the surviving corporation of the Merger and a wholly-owned subsidiary of Midwest. Pursuant to the Merger Agreement, Midwest agreed to exchange 1.37 shares of its voting common stock for each share of First Wyoming common stock, or approximately 4,783,000 shares. In addition, as of October 27, 2015, all filings necessary to consummate the Merger Agreement under applicable state corporate laws were completed and the transactions contemplated by the Merger Agreement were completed. Approval of the Merger was not required by the shareholders of Midwest. Subsequent to the Closing, First Wyoming merged into Midwest. Midwest is seeking to merge First Wyoming Life into American Life.

Certain Relationships and Affiliations with Similar Businesses

Midwest and certain of its directors and officers have current or past relationships and affiliations with businesses that operate, once operated, or plan to operate in the life insurance industry and that have conducted public and private stock offerings in connection with their operations. Additional information on these relationships and affiliations, organized by company, is as follows:

Northstar: Mark A. Oliver, the Chief Executive Officer and a Chairman of the Board of Directors of Midwest, is President, Chief Operating Officer, Treasurer, Chief Financial Officer and a member of the original Board of Directors of Northstar. Mr. Oliver owns 140,000 shares of voting capital stock of Northstar. Milton Tenopir, a member of the Board of Directors of Midwest, is a member of the Board of Directors of Northstar and owns 50,000 shares of voting capital stock. Other of Midwest’s present and former directors also own capital stock of Northstar.

Great Plains Financial: Great Plains was incorporated in South Dakota in January 2007, and raised $7.5 million through private placements of stock and an intrastate offering in South Dakota and established a regulated life insurance subsidiary in that state in October, 2008. Great Plains was acquired by Midwest as of August 5, 2014.

Pacific Northwest: Pacific Northwest was incorporated in Idaho in October 2010 with the purpose of organizing a life insurance subsidiary in that state. Midwest invested approximately $60,000 in the organizational financing of Pacific Northwest in exchange for 600,000 shares of non-voting capital stock. During the first quarter of 2014, Midwest acquired an additional 250,000 shares increasing Midwest’s ownership to approximately 22.4%. In addition, Travis Meyer, the former Vice Chairman of Midwest, is President, Chief Executive Officer, Co-Chairman and a member of the Board of Directors of Pacific Northwest. Travis Meyer owns 200,000 shares of capital stock of Pacific Northwest. Rick Meyer, the former Chairman of the Board of Directors of Midwest, is Co-Chairman and a member of the Board of Directors of Pacific Northwest and owns 200,000 shares of capital stock of Pacific Northwest. Mark A. Oliver, the Chief Executive Officer and the Chairman of the Board of Directors of Midwest, is Treasurer and a member of the Board of Directors of Pacific Northwest and owns 200,000 shares of non-voting capital stock of Pacific Northwest. Todd C. Boeve, an officer of Midwest, is Secretary and a member of the Board of Directors of Pacific Northwest and owns 50,000 shares of capital stock of Pacific Northwest. Pacific Northwest is a development stage company that has not conducted operations apart from raising capital.

New Mexico Capital: New Mexico Capital was incorporated in New Mexico in November 2010 with the purpose of organizing a life insurance subsidiary in that state. In April 2012, New Mexico Capital commenced a private placement of 2,600,000 shares of common stock at $0.10 per share and Midwest purchased 300,000 shares for an aggregate investment of $30,000. Through the merger of Great Plains into Midwest and additional shares acquired, Midwest now owns 500,000 shares or approximately 11.7% of New Mexico Capital. In addition, Travis Meyer, the former Vice Chairman and former member of the Board of Directors of Midwest, is Vice Chairman and a member of the Board of Directors of New Mexico Capital. Travis Meyer owns 200,000 shares of capital stock of New Mexico Capital. Rick Meyer, the former Chairman of the Board of Directors of Midwest, is Executive Vice President and a member of the Board of Directors of New Mexico Capital and owns 200,000 shares of its common stock. Mark A. Oliver, the Chief Executive Officer and Chairman of the Board of Directors of Midwest, is Chief Executive Officer and Chairman of the Board of New Mexico Capital and owns 200,000 shares of its common stock. Todd Boeve, an executive officer of Midwest, is Secretary and a member of the Board of Directors of New Mexico Capital and owns 75,000 shares of its common stock. Other of Midwest’s present and former directors also own capital stock of New Mexico Capital. New Mexico Capital is a development stage company that has not conducted operations apart from raising capital.

Northern Plains: Northern Plains Capital Corporation (“Northern Plains”) was incorporated in North Dakota in October 2008 with the purpose of organizing a life insurance subsidiary in that state. Northern Plains raised over $8 million through private placements of stock and an intrastate offering in North Dakota and established a regulated life insurance subsidiary in that state. As a result of Midwest’s ownership of Security Capital and Great Plains, Midwest owned 710,000 shares of Northern Plains for which Midwest had a basis of $85,000 and an equity carrying value of $1,045,188. In September, 2014, Midwest sold these shares back to Northern Plains for $1,136,000.

Most of these entities have business plans similar to that of the Company. Each entity operates under a separate Board of Directors.

Regulation

Each insurance subsidiary of Midwest is subject to the regulation and supervision of the insurance regulatory authorities of their respective states of domicile, and/or other state insurance regulators where they are licensed to do business. Such regulation is primarily for the benefit of policyholders rather than shareholders. These regulators possess broad administrative powers, including the power to grant and revoke licenses to transact business, to approve the form of insurance contracts, to regulate capital requirements, to regulate the character of permitted investments, and to require deposits for the protection of investments. These insurance laws require the filing of a detailed annual report with the department of insurance in each state, as do other states’ laws. Thus, the business and financial accounts of Midwest’s insurance subsidiaries will be subject to examination by insurance regulatory agencies in their respective states of domicile, as well as insurance departments of any other states in which Midwest may do business.

There can be no assurance that the insurance companies of Midwest will be able to satisfy the regulatory requirements of their respective states of domicile or a similar department in any other state in which they may wish to transact business.

As the holder of a controlling interest in the insurance companies, Midwest is also subject to regulation as an insurance holding company system under the insurance laws of states of each subsidiary’s domicile. The provisions of these laws generally provide for restrictions on a change in control of the insurance holding company, require the filing of certain reports with the relevant department of insurance, and limit the amount of dividends which may be received by the holding company.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) became law. The Dodd-Frank Act reshapes financial regulations in the United States by creating new regulators, regulating new markets and firms, and providing new enforcement powers to regulators. Virtually all major areas of the Dodd-Frank Act will be subject to regulatory interpretation and implementation rules requiring rulemaking that may take several years to complete. Although the ultimate outcome of the regulatory rulemaking proceedings cannot be predicted with certainty, Midwest does not believe that the provisions of the Dodd-Frank Act or the regulations promulgated thereunder will have a material impact on its consolidated financial results or financial condition.

Employees and Agents

As of December 15, 2015, Midwest had approximately 30 full-time employees as well as approximately 100 insurance agents who operate as independent contractors.

MARKET FOR MIDWEST’S VOTING COMMON STOCK

Market Information

There is no established public trading market for Midwest’s voting common stock. Its securities are not listed for trading or quoted on any national securities exchange nor are bid or asked quotations reported in any over the counter or quotation service system.

Dividends

Midwest has not paid cash dividends on its voting common stock and it does not anticipate paying cash dividends in the foreseeable future. Instead, it intends to retain any future earnings for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of its Board of Directors and will be dependent upon its financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

MIDWEST HOLDING, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.

The following discussion and analysis of the financial condition and results of operations of Midwest should be read in conjunction with its financial statements and the related notes beginning on page F-3 of this proxy statement-prospectus. In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risk, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Midwest Holding Inc., a Nebraska corporation, (“we”, “us”, “our”, “Midwest”, the “Company” or the “Registrant”) was formed on October 31, 2003 for the primary purpose of becoming a financial services holding company. We presently conduct our business through our wholly owned life insurance subsidiary, American Life & Security Corp. (“American Life”). Capital Reserve Life Insurance Company (“Capital Reserve”) is a dormant, wholly owned subsidiary of American Life. On August 5, 2014, we acquired Great Plains Financial Corporation (“Great Plains”). Its wholly owned subsidiary, Great Plains Life Assurance Company (“Great Plains Life”) became a subsidiary of ours and then became a wholly owned subsidiary of American Life as a result of a capital contribution of it to American Life by us.

From our inception, we have raised approximately $18.0 million through sales of shares of voting common stock and convertible non-voting preferred stock in several private placements exempt from registration under Section 4(2) of the Securities Act of 1933 and an intrastate offering in the State of Nebraska.

On October 27, 2015, the Company acquired First Wyoming Capital Corporation, a Wyoming corporation (“First Wyoming”) pursuant to an Agreement and Plan of Merger dated July 31, 2015 by and among the Company, First Wyoming and Midwest Acquisition, Inc., a Wyoming Corporation and wholly-owned subsidiary of Midwest (“Merger Subsidiary”) (the “Merger Agreement”). Under the Merger Agreement, the Merger Subsidiary merged with and into First Wyoming (the “Merger”), the separate corporate existence of the Merger Subsidiary ceased and First Wyoming became the surviving corporation of the Merger and a wholly-owned subsidiary of Midwest.

Pursuant to the Merger Agreement the Company agreed to exchange 1.37 shares of its voting common stock for each share of First Wyoming common stock, or approximately 4,783,000 shares. In addition, as of October 27, 2015, all filings necessary to consummate the Merger Agreement under applicable state corporate laws were completed and the transactions contemplated by the Merger Agreement were completed. Approval of the Merger was not required by the Company’s shareholders.

The Company was a development stage company until American Life commenced insurance operations in 2009. We have incurred significant net losses since inception in 2003 totaling approximately $23.2 million through September 30, 2015. These losses have resulted primarily from costs incurred while establishing operations for American Life. We expect to continue to incur significant operating losses until we achieve a volume of in-force life insurance policies that provides premiums that are sufficient to cover our operating expenses.

We commenced our third party administrative (“TPA”) services in 2012 as an additional revenue source. These agreements, for various levels of administrative services on behalf of each customer, generate fee income for us. Services provided to each customer vary based on their needs and can include some or all aspects of back-office accounting and policy administration. We have been able to perform our TPA services using our existing in-house resources. We expect revenue will decrease from these services as our customers are companies in which we own equity and have purchased.

Critical Accounting Policies and Estimates

The MD&A included in our 2014 Form 10-K contains a detailed discussion of our critical accounting policies and estimates. This report should be read in conjunction with the “Critical Accounting Policies and Estimates” discussed in our 2014 Form 10-K.

Premium Revenue

When American Life commenced operations in September 2009, we began to receive premium income from the sales of life insurance. Capital Reserve, acquired in 2010, has had minimal impact on operations as it has no premium income or related expenses.

Results of Operations for the Nine Months Ended September 30, 2015 Compared to the Nine Months Ended September 30, 2014.

Insurance revenues are primarily generated from premium revenues and investment income. Revenues for the nine months ended September 30, 2015 and 2014 are summarized in the table below.

	Nine Months ended September 30,
	2015	2014
Premiums	$2,691,122	$2,915,450
Investment Income, net of expenses	374,431	(11,692)
Net realized gain (loss) on investments	(12,383)	99,080
Miscellaneous Income	153,207	249,455
	$3,206,377	$3,252,293

Premium revenue: Premium revenue for the nine months ended September 30, 2015 declined due primarily to the accounting treatment for renewal premiums on our Accumulator Product. We recognize 100% of the first year payments received for our Accumulator life insurance products as premiums earned when due. In subsequent years, 50% of the payments received on the Accumulator life insurance products are applied toward the traditional life insurance premium. The other 50% of the payments received are applied towards the annuity premium which is recognized as deposits to policyholder account balances and included in future insurance policy benefits rather than revenues. Premiums on our other insurance products are recognized as earned when due. Production of new life premium slowed during 2014 because actuarial development and regulatory approval of American Life’s new life insurance products took a significant amount of time, as well as changes in field management that delayed product sales. In 2015, management has limited production of new business to preserve surplus of American Life and Security Corporation.

Investment income, net of expenses: The components of net investment income for the nine months ended September 30, 2015 and 2014 are as follows:

	2015	2014
Fixed Maturities	$488,562	$275,517
Equity Securities	186	-
Cash and Short-Term Investments	3	2,306
Gain (loss) from equity method Investments	(95,650)	(315,000)
Other	32,831	65,372
	425,932	28,195
Less investment expenses	(51,501)	(39,887)
	$374,431	$(11,692)

The increase in investment income for the nine months ended September 30, 2015, over the same period in 2014 was primarily due to the increase in our bond portfolio, the losses from equity method investments decreased due to restating prior year treatment for the investment in Pacific Northwest Corporation from cost to equity method of accounting which brought our investment to zero at September 30, 2014, and the divestment of our interests in Hot Dot, Inc. Interest income from real estate investments, policy loan interest, and miscellaneous investment income is included in the “Other” line item above. The decrease in “Other” was primarily due to the decrease in interest income from real estate investments.

Net realized gain (loss) on investments: This decrease is primarily due the recognition of a $90,812 gain on the divestment of Northern Plains as of September 30, 2014, and the change in bond prices during 2015.

Miscellaneous income: Miscellaneous income decreased primarily due to our TPA (as discussed above) fee income earned in 2015 which declined due to our divestment of our interests in Northern Plains in the third quarter of 2014.

Expenses for the nine months ended September, 2015 and 2014 are summarized in the table below.

	Nine Months ended September 30,
	2015	2014
Death and Other Benefits	$655,697	$861,950
Interest Credited	361,255	299,797
Increase in Benefit Reserves	572,602	795,600
Amortization of Deferred Acquisition Costs	373,132	467,290
Salaries and Benefits	1,492,963	1,782,497
Other Operating Expenses	1,886,790	2,294,897
	$5,279,439	$6,502,031

Death and other benefits: Death benefits decreased primarily due to a lawsuit settlement in 2014 of $205,000 for American Life. Death benefits continue to be paid out on the Old Reliance block of business.

Interest credited: Interest credited increased as a result of the increase in the Deposit-Type liability owed to the policyholders.

Increase in benefit reserves: The decrease in benefit reserves reflects the maturity of our in-force block of business as well as the effect of the structure of the initial life insurance policy sold by American Life and Great Plains Life.

Amortization of deferred acquisition costs: This decline is a result of lower policies written in 2014 and 2015 as discussed above.

Salaries and benefits: The decrease primarily relates to marketing-related salaries transitioned to commission in January 2015 and the efficiencies gained from the acquisition of Great Plains Financial into Midwest and staff reductions.

Other operating expenses: Other operating expenses decreased due to non-recurring higher professional fees associated with the acquisition of Great Plains Financial and Security Capital in 2014, as well as fees related to routine regulatory examinations occurring in 2014 conducted by agencies from the states of Arizona, Missouri, and Wyoming as required by state statutes.

Net Loss: Net loss was ($2,073,062) for the nine months ended September 30, 2015, compared to a net loss of ($3,249,738) for the same period in 2014. The decrease in net loss was primarily due to higher investment income, a decrease in reserves, lower salary expense, and a reduction in other operating expenses, offset by a decline in premium revenue.

Loss attributable to noncontrolling interests: We owned approximately 60% of the capital stock of Security Capital, and approximately 25.7% of Great Plains Financial (Great Plains) through August 5, 2014 at which time we acquired the remaining outstanding common shares of each company not held by us. See the 2014 Form 10-K, Part 1, Item 1. – Business, for further information regarding the acquisitions of Great Plains and Security Capital. Great Plains and Security Capital were included in the 2014 consolidated financials and we subtracted from our earnings the portion of the gain/loss that we did not own, or 40% for Security Capital and 74.3% for Great Plains. As a result of the acquisition for the nine months ended September 30, 2015, we did not have a gain/loss attributable to noncontrolling interests compared to the same period in 2014.

Investments

Our overall investment philosophy is reflected in the allocation of its investments. We emphasize investment grade debt securities, with smaller holdings in equity securities, real estate, held for investment, mortgage loans on real estate, held for investment, policy loans, and other investments. The following table shows the carrying value of our investments by investment category and cash and cash equivalents, and the percentage of each to total invested assets as of September 30, 2015 and December 31, 2014.

	September 30, 2015		December 31, 2014
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Fixed maturity securities:
U.S. government obligations	$3,702,131	15.6%	$3,772,754	15.9%
States and political subdivisions - general
obligation	387,908	1.6	1,029,008	4.3
States and political subdivisions - special revenue	146,951	0.6	1,221,850	5.2
Corporate	16,361,553	68.9	12,930,578	54.5
Total fixed maturity securities	20,598,543	86.7	18,954,190	79.9
Equity securities:
Preferred corporate stock	-	-	75,000	0.3
Total equity securities	-	-	75,000	0.3
Cash and cash equivalents	1,209,132	5.1	2,310,047	9.8
Equity method investments	875,858	3.7	978,744	4.1
Equity securities, at cost	115,250	0.5	124,250	0.5
Other investments:
Mortgage loans on real estate, held for investment	-	-	349,386	1.5
Real estate, held for investment	532,779	2.2	541,809	2.3
Policy loans	418,422	1.8	374,186	1.6
Total	$23,749,984	100%	$23,707,612	100%

Increases in fixed maturity securities primarily resulted from additional purchases made by us during the first half of 2015.

The following table shows the distribution of the credit ratings of our portfolio of fixed maturity securities by carrying value as of September 30, 2015 and December 31, 2014.

	September 30, 2015		December 31, 2014
	Carrying		Carrying
	Value	Percent	Value	Percent
AAA and U.S. Government	$3,917,256	19.0%	$3,986,921	21.0%
AA	1,055,958	5.1	1,744,794	9.2
A	7,597,040	36.9	7,622,767	40.2
BBB	8,028,289	39.0	5,493,873	29.0
Total investment grade	20,598,543	100.0	18,848,355	99.4
BB and other	-	-	105,835	0.6
Total	$20,598,543	100.0%	$18,954,190	100.0%

Credit Rating Source: Fidelity Brokerage Services LLC

Reflecting the quality of securities maintained by us, 100.0% of all fixed maturity securities were investment grade as of September 30, 2015 and 99.4% as of December 31, 2014. Due to the low interest rate environment, we have invested in bonds with “A” or “BBB” ratings in order to achieve higher rates of return.

Market Risks of Financial Instruments

We hold a diversified portfolio of investments that primarily includes cash, bonds, stocks, and real estate, held for investment. Each of these investments is subject to market risks that can affect their return and their fair value. A majority of the investments are fixed maturity securities including debt issues of corporations, U.S. Treasury securities, or securities issued by government agencies. The primary market risks affecting the investment portfolio are interest rate risk, credit risk, and equity risk.

Interest Rate Risk

Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs.

We attempt to mitigate its exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet our obligations and to address reinvestment risk considerations. Due to the composition of our book of insurance business, we believe it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

Credit Risk

We are exposed to credit risk through counterparties and within the investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. We manage our credit risk through established investment credit policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

Liquidity and Capital Resources

Since inception, our operations have been financed primarily through the sale of voting common stock and non-voting preferred stock. Its operations have not been profitable and have generated significant operating.

Premium income, deposits to policyholder account balances, and investment income are the primary sources of funds while withdrawals of policyholder account balances, investment purchases, policy benefits in the form of claims, and operating expenses are the primary uses of funds. To ensure we will be able to pay future commitments, the funds received as premium payments and deposits are invested in primarily fixed income securities. Funds are invested with the long term goal that the income from investments, plus proceeds from maturities, will meet our ongoing cash flow needs. The approach of matching asset and liability durations and yields requires an appropriate mix of investments. Our investments consist primarily of marketable debt securities that we believe could be readily converted to cash for liquidity needs. Cash flow projections and cash flow tests under various market interest scenarios are also performed annually to assist in evaluating liquidity needs and adequacy. We currently anticipate that available liquidity sources and future cash flows will be adequate to meet our needs for funds.

Net cash used by operating activities was $766,414 for the nine months ended September 30, 2015. The primary sources of cash from operating activities were from collection amounts due from reinsurers and amortization of deferred acquisition. The primary uses of cash from operating activities were from payments of commissions to agents and other assets and liabilities. Net cash used in investing activities was $1,813,389. The primary source of cash was from sales of available for sale securities and mortgage loans. Offsetting this source of cash was the Company’s investments in available for sale securities and the purchase of property and equipment. Net cash provided by financing activities was $1,478,888. The primary source of cash was receipts on deposit type contracts and issuance of common stock. These were offset by withdrawals on deposit type contracts.

At September 30, 2015, the Company had cash and cash equivalents totaling $1,209,132. The Company believes that its existing cash and cash equivalents will be sufficient to fund the anticipated operating expenses and capital expenditures for at least twelve months. The Company has based this estimate upon assumptions that may prove to be wrong and the Company could use its capital resources sooner than they currently expect. The growth of our insurance subsidiaries is uncertain and will require additional capital if they continue to grow.

Impact of Inflation

Insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such losses and expenses, are known. The Company attempts, in establishing premiums, to anticipate the potential impact of inflation. If, for competitive reasons, premiums cannot be increased to anticipate inflation, this cost would be absorbed by us. Inflation also affects the rate of investment return on the investment portfolio with a corresponding effect on investment income.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

As a “smaller reporting company” the Company is not required to provide the table of contractual obligations required pursuant to this Item.

Contractual Obligations

As a “smaller reporting company” the Company is not required to provide the table of contractual obligations required pursuant to this Item.

Results of Operations for the Fiscal Year Ended December 31, 2014 Compared to the Fiscal Year Ended December 31, 2013

Insurance revenues are primarily generated from premium revenues and investment income. Insurance revenues for the years ended December 31, 2014 and 2013 are summarized in the table below.

	Year Ended December 31,
	2014	2013
Premiums	$4,007,810	$4,331,329
Investment income, net of expenses	(9,883)	518,049
Net realized gains on investments	346,304	5,736
Miscellaneous income	295,246	246,328
	$4,639,477	$5,101,442

Premium revenue: Premium revenue for 2014 declined to $4,007,810 compared to $4,331,329 in 2013 due primarily to the accounting treatment for renewal premiums on Midwest’s Accumulator Product as well as slowdowns in new business produced in 2014. Midwest recognizes 100% of the first year payments received for its Accumulator life insurance products as premiums earned when due. In subsequent years, 50% of the payments received on the Accumulator life insurance products are applied toward the traditional life insurance premium. The other 50% of the payments received are applied towards the annuity premium which is recognized as deposits to policyholder account balances and included in future insurance policy benefits rather than revenues. Premiums on Midwest’s other insurance products are recognized as earned when due. Production of new life premium slowed during 2014 because regulatory approval of American Life’s new life insurance products took an extraordinary amount of time, as well as changes in field management that delayed product sales. Management believes these delays have been overcome and expects production to increase as Midwest enters 2015, particularly as the newly developed life products are introduced to the field in the first quarter of 2015.

Investment income, net of expense: The components of net investment income for 2014 and 2013 are as follows:

	Year Ended December 31,
	2014	2013
Fixed maturities	$401,138	$398,377
Equity securities	83	32,493
Cash and short-term investments	3,965	14,804
Equity in the net loss of unconsolidated subsidiaries	(438,175)	(13,720)
Other	99,477	132,634
	66,488	564,588
Less investment expenses	(76,371)	(46,539)
	$(9,883)	$518,049

The significant decrease for the year ended December 31, 2014 was primarily due to losses on equity method investments incurred in Northstar, Pacific Northwest, and Hot Dot (through September 30, 2014). Midwest does not expect to incur such losses in 2015 for Pacific Northwest. Interest from mortgage loans on real estate, income from real estate investments, policy loan interest, and miscellaneous investment income is included in the “Other” line item above.

Net realized gains on investments: Net realized gains on investments for 2014 was $346,304 compared to $5,736 in 2013. Midwest sold its investment in Northern Plains for a realized gain of $90,812 and its investment in Hot Dot for a realized gain of $251,102.

Miscellaneous income: Miscellaneous income for 2014 was $295,246 compared to $246,328 in 2013, due primarily to third-party administration fee income earned in 2014 from non-consolidated entities.

Expenses for the years ended 2014 and 2013 are summarized in the table below.

	Year Ended December 31,
	2014	2013
Death and other benefits	$1,326,904	$676,524
Increase in benefit reserves	1,072,740	1,282,878
Amortization of deferred acquisition costs	625,680	861,840
Salaries and benefits	2,359,140	1,945,723
Other operating expenses	3,160,919	2,556,094
	$8,545,383	$7,323,059

Death and other benefits: Death benefits increased significantly in 2014 compared to 2013 due to a settlement of litigation on one policy issued by Old Reliance where the settlement amount was $205,000 as well as an increase in accrued claims of $46,000 due to the increase in pending claims and twelve month analysis of claims incurred. Management believes it underwriting to be conservative and notes that virtually all claims incurred relate to older blocks of business acquired in the Old Reliance transaction, many of which are offset by policy reserves held. Midwest also incurred an increase in surrender benefits of $252,000 primarily due to policies that held policy loans converting to Extended Term Insurance and Reduced Paid-Up Insurance and the outstanding loans being extinguished.

Increase in benefit reserves: The decrease in benefit reserves reflects the decline in new business for 2014 which was partially offset by the maturity of our in-force block of business as well as the effect of the structure of the initial life insurance policy sold by American Life and Great Plains as indicated above.

Amortization of deferred acquisition costs: Incremental direct costs that result directly from and are essential to the contract acquisition transaction and would not have been incurred by Midwest had the contract acquisition not occurred, are capitalized and amortized over the life of the premiums produced. The majority of these acquisition expenses consist of commissions paid to agents, underwriting costs, and certain marketing expenses. In accordance with GAAP, these costs are capitalized, to the extent recoverable, and amortized over the life of the premiums produced. The amortization of such costs was $625,680 in 2014, compared to $861,840 in 2013 due to a decline in new business written.

Salaries and benefits: The significant increase in 2014 primarily relates to new hires assigned to the Company’s marketing activities for $279,000 plus benefits. These marketing-related salaries were transitioned to commission in January 2015.

Other expenses: Midwest’s other operating expenses during 2014 increased significantly compared to 2013 due to fees of $249,000 related to routine regulatory examinations that were conducted by agencies from the states of Arizona, Missouri, and Wyoming as required by state statutes, higher professional and related fees of $167,000 associated with the Exchange Agreement with Great Plains and Security Capital, and higher deposit-type interest expense due to the higher outstanding balances.

Net Loss: The significant increase in net loss year-to-date was primarily attributable to lower revenue, including a decline in premium revenue, increased claims and expenses, along with losses incurred by entities acquired by Midwest, and by the costs associated with the Exchange Agreement and state examinations.

Loss attributable to noncontrolling interests: Midwest owned approximately 60% of the capital stock of Security Capital, and approximately 25.7% of Great Plains through August 5, 2014. At which time Great Plains and Security Capital were acquired by Midwest. A loss of ($460,920) recorded through the acquisition date compared to the loss of ($267,481) for 2013 reflects the increased loss attributable to Great Plains.

Net loss attributable to Midwest Holding Inc: The significant increase in the net loss for 2014 compared to 2013 was primarily to due to lower revenue, including a decline in premium revenue, increased claims and expenses, along with losses of entities acquired by Midwest in 2014, and by the costs associated with the Exchange Agreement and state examinations.

Investments

Midwest’s overall investment philosophy is reflected in the allocation of its investments. Midwest emphasizes investment grade debt securities, with smaller holdings in equity securities, real estate, held for investment, mortgage loans on real estate, held for investment, policy loans, and other investments. The following table shows the carrying value of Midwest’s investments by investment category and cash and cash equivalents, and the percentage of each to total invested assets as of December 31, 2014 and 2013.

	December 31, 2014		December 31, 2013
	Carrying	Percent	Carrying	Percent
	Value	of Total	Value	of Total
Fixed maturity securities:
U.S. government obligations	$3,772,754	15.9%	$2,463,095	10.5%
States and political subdivisions - general
obligation	1,029,008	4.3	1,040,295	4.4
States and political subdivisions - special revneue	1,221,850	5.2	1,454,392	6.2
Corporate	12,930,578	54.5	9,232,925	39.2
Total fixed maturity securities	18,954,190	79.9	14,190,707	60.3
Equity securities:
Preferred corporate stock	75,000	0.3	75,000	0.3
Total equity securities	75,000	0.3	75,000	0.3
Cash and cash equivalents	2,310,047	9.7	3,377,978	14.4
Equity method investments	978,744	4.1	1,800,859	7.7
Equity securities, at cost	124,250	0.5	1,258,861	5.4
Short-term investments	-		1,180,314	5.0
Other investments:
Mortgage loans on real estate, held for investment	349,386	1.5	665,569	2.8
Real estate, held for investment	541,809	2.3	553,849	2.4
Policy loans	374,186	1.6	369,513	1.6
Notes receivable	-	-	27,383	0.1
Total	$23,707,612	100%	$23,500,033	100%

Increases in fixed maturity securities primarily resulted from additional purchases made by American Life and Great Plains Life during 2014.

The following table shows the distribution of the credit ratings of our portfolio of fixed maturity securities by carrying value as of December 31, 2014 and 2013. The ratings categories are those of Standard & Poor’s Financial Services, LLC.

	December 31, 2014		December 31, 2013
	Carrying		Carrying
	Value	Percent	Value	Percent
AAA and U.S. Government	$3,986,921	21.0%	$2,557,644	18.0%
AA	1,744,794	9.2	1,745,616	12.3
A	7,622,767	40.2	7,526,873	53.0
BBB	5,493,873	29.0	2,260,155	15.9
Total investment grade	18,848,355	99.4	14,090,288	99.2
BB and other	105,835	0.6	100,419	0.8
Total	$18,954,190	100.0%	$14,190,707	100.0%

Reflecting the high quality of securities maintained by Midwest, 99.4% and 99.2% of all fixed maturity securities were investment grade as of December 31, 2014 and December 31, 2013, respectively. Due to the low interest rate environment, Midwest has invested in bonds with “A” or “BBB” ratings.

Market Risks of Financial Instruments

Midwest holds a diversified portfolio of investments that primarily includes cash, bonds, stocks, mortgage loans on real estate, held for investment, real estate, held for investment, and notes receivable. Each of these investments is subject to market risks that can affect their return and their fair value. A majority of the investments are fixed maturity securities including debt issues of corporations, U.S. Treasury securities, or securities issued by government agencies. The primary market risks affecting the investment portfolio are interest rate risk, credit risk, and equity risk.

Interest Rate Risk:. Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs.

Midwest attempts to mitigate our exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations. Due to the composition of Midwest’s book of insurance business, it believes it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

Credit Risk: Midwest is exposed to credit risk through counterparties and within the investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. Midwest manages our credit risk through established investment credit policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

Unaudited Pro Forma Condensed Consolidated Financial Information

The following selected pro forma condensed financial information of Midwest and Northstar consolidates the consolidated financial information of Midwest for the nine month period ended September 30, 2015 and the year ended December 31, 2014 with the financial information of Northstar for the nine month period ended September 30, 2015 and for the year ended December 31, 2014.

Midwest and Northstar present the unaudited pro forma condensed consolidated financial information for informational purposes only. The pro forma information is not necessarily indicative of what the consolidated company’s financial position or results of operations actually would have been had Midwest and Northstar completed the merger on the dates indicated. In addition the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2015 and for year ended December 31, 2014 consolidates the historical consolidated statements of operations of Midwest and historical statements of operations of Northstar, giving effect to the merger as if it had occurred on January 1, 2014. The unaudited pro forma consolidated balance sheet as of September 30, 2015 consolidates the historical consolidated balance sheets of Midwest (after giving effect to the October 27, 2015 merger of Midwest and First Wyoming) and historical balance sheet of Northstar, giving effect to the merger as if it had occurred on September 30, 2015. For purposes of accounting for the merger, the value of the Midwest shares issued is presumed to be equal to the value of the net assets of Northstar at September 30, 2015.

The unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Midwest and the historical financial statements and the related notes of Northstar, which are included in this proxy statement – prospectus.

Pro Forma Condensed Consolidated Balance Sheet (Unaudited)
as of September 30, 2015

	Midwest		Pro forma	Pro forma
	Holding Inc. (e.)	Northstar	Adjustments	Consolidated
ASSETS
Investments	$25,610,729	$67,500	$(60,000)	$25,618,229
Cash	1,804,904	3,106,395	-	4,911,299
Amounts recoverable from reinsurers	27,664,804	-	-	27,664,804
Property and equipment, net	221,999	3,482	-	225,481
Deferred Acquisition Costs, net	2,825,637	-	-	2,825,637
Intangible assets	5,130,145	-		5,130,145
Other assets	1,455,030	30,487	(33,264)	1,452,253
TOTAL ASSETS	$64,713,248	$3,207,864	$(93,264)	$67,827,848

LIABILITIES & STOCKHOLDERS' EQUITY:
Liabilities:
Benefit reserves	$34,200,571	$-	$-	$34,200,571
Policy Claims	698,518	-	-	698,518
Deposit-type contracts	18,544,171	-	-	18,544,171
Other liabilities	1,550,916	19,927	(33,264)	1,537,579
Total Liabilities	54,994,176	19,927	(33,264)	54,980,839

STOCKHOLDERS' EQUITY
Preferred stock	177	-		177
Common stock	18,022	41,983	(37,413)	22,592
Additional paid-in capital	33,694,751	6,171,939	(3,048,572)	36,818,118
Accumulated deficit	(23,240,558)	(3,025,985)	3,025,985	(23,240,558)
Accumulated other comprehensive loss	(753,320)	-	-	(753,320)
Total Stockholders' Equity	9,719,072	3,187,937	(60,000)	12,847,009
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$64,713,248	$3,207,864	$(93,264)	$67,827,848

Pro Forma Consolidated Statement of Operations (Unaudited)
For the Period ended September 30, 2015

	Midwest Holding		Pro forma	Pro forma
	Inc. (e.)	Northstar	Adjustments	Consolidated
Income:
Premiums	$2,988,498	$-	$-	$2,988,498
Investments	518,799	-	-	518,799
Miscellaneous Income	57,844	-	(18,000)	39,844
	3,565,141	-	(18,000)	3,547,141
Expenses:
Death and other benefits	1,078,159	-	-	1,078,159
Increase in benefit reserves	619,702	-	-	619,702
Amortization of deferred acquisition costs	373,132	-	-	373,132
Salaries and benefits	1,877,151	252,643	-	2,129,794
Other operating expenses	2,408,509	335,744	(18,000)	2,726,253
	6,356,653	588,387	(18,000)	6,927,040
Income (loss) from operations	(2,791,512)	(588,387)	-	(3,379,899)
Income tax expense	-	-	-	-
Net loss	(2,791,512)	(588,387)	-	(3,379,899)
Less: Loss attributable to noncontrolling interests	-	-	-	-
Net income (loss)	$(2,791,512)	$(588,387)	$-	$(3,379,899)

Pro Forma Consolidated Statement of Operations (Unaudited) For the Year Ended December 31, 2014

	Midwest Holding		Pro forma	Pro forma
	Inc. (e.)	Northstar	Adjustments	Consolidated
Income:
Premiums	$4,392,289	$-	$-	$4,392,289
Investments	399,237	1	-	399,238
Miscellaneous Income	214,254	-	(24,000)	190,254
	5,305,780	1	(24,000)	5,281,781
Expenses:
Death and other benefits	1,333,304	-	-	1,333,304
Increase in benefit reserves	1,212,019	-	-	1,212,019
Amortization of deferred acquisition costs	625,680	-	-	625,680
Salaries and benefits	2,935,737	448,160	-	3,383,897
Other operating expenses	3,808,464	82,900	(24,000)	3,867,364
	9,915,204	531,060	(24,000)	10,422,264
Income (loss) from operations	(4,609,424)	(531,059)	-	(5,140,483)
Income tax expense	-	-	-	-
Net loss	(4,609,424)	(531,059)	-	(5,140,483)
Less: Loss attributable to noncontrolling interests	(460,920)	-	-	(460,920)
Net income (loss)	$(4,148,504)	$(531,059)	$-	$(4,679,563)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.	Description of Transaction and Basis of Presentation

Description of Transaction

On December 18, 2015, Midwest entered into the merger agreement with Northstar and Acquisition pursuant to which Acquisition will merge with and into Northstar, with Northstar surviving the merger.

At the effective date of the merger, each issued and outstanding share of Northstar common stock will be converted in the right to receive 4,569,778 shares of Midwest voting common stock, with fractional shares rounded up to the nearest whole share.

Basis of Presentation: The unaudited pro forma condensed consolidated financial statements were prepared in accordance with the regulations of the SEC and are intended to show how the merger might have affected the historical financial statements if the merger had been completed on January 1, 2014 for the statement of operations for the year ended December 31, 2014 and for the nine month period ended September 30, 2015 for the purposes of the statements of operations. For the purposes of the September 30, 2015 balance sheet, the assumed merger date is September 30, 2015. To the extent there are significant changes to the consolidated company's business following completion of the merger, the assumptions and estimates set forth in the unaudited pro forma condensed consolidated financial statements could change significantly.

2.	Pro Forma Adjustments

The pro forma adjustments are as follows:

a.	Northstar had 4,198,250 shares of stock (excluding 600,000 Midwest shares owned) to be converted to Midwest common stock at a ratio of 1.27 to 1. This resulted in converted shares of 4,569,778. The value of the common stock issued is presumed to be equal to the net assets of Northstar at September 30, 2015. Common stock at par value of $.001 per share resulted in an increase to common stock of $4,570.

b.	The due to/from balances between Midwest and Northstar are eliminated, and the $60,000 investment in Northstar is eliminated.

c.	The equity of Northstar was eliminated as follows: common stock of $41,983, additional paid in capital of $6,171,939 and accumulated deficit of 3,025,985 and giving effect to the issuance of Midwest shares, common stock of $4,570 and additional paid in capital of $3,123,443.

d.	Third party administration fees incurred for Northstar to Midwest were eliminated in the amount of $24,000 for 2014 and $18,000 for the nine months ended September 30, 2015.

e.	The Midwest Holding Inc. column contains the pro forma financial statements of Midwest’s financials as filed with the SEC as of September 30, 2015 merged with the First Wyoming Capital Corporation (“FWCC”) financials as of September 30, 2015 as if the merger (which was completed on October 27, 2015) had been completed on September 30, 2015. The following assumptions were made to pro forma the merger of Midwest and FWCC:

Pro Forma Consolidated Balance Sheet (Unaudited)
as of September 30, 2015

		First Wyoming
	Midwest	Capital	Pro forma	Pro forma
	Holding Inc.	Corporation	Adjustments	Consolidated
ASSETS
Investments	$22,540,852	$3,945,735	$(875,858)	$25,610,729
Cash	1,209,132	595,772		1,804,904
Amounts recoverable from reinsurers	27,664,804	-		27,664,804
Property and equipment, net	213,704	8,295		221,999
Deferred Acquisition Costs, net	2,825,637	440,325	(440,325)	2,825,637
Intangible assets	3,428,621	325,000	1,376,524	5,130,145
Other assets	1,373,691	109,430	(28,091)	1,455,030
TOTAL ASSETS	$59,256,441	$5,424,557	$32,250	$64,713,248

LIABILITIES & STOCKHOLDERS' EQUITY:
Liabilities:
Benefit reserves	$33,618,785	$581,786	$-	$34,200,571
Policy Claims	658,332	40,186	-	698,518
Deposit-type contracts	17,765,124	779,047	-	18,544,171
Other liabilities	1,416,978	103,102	30,836	1,550,916
Total current liabilities	53,459,219	1,504,121	30,836	54,994,176
Total Liabilities

STOCKHOLDERS' EQUITY
Preferred stock	177	-		177
Common stock	13,239	449,535	(444,752)	18,022
Additional paid-in capital	29,777,684	9,324,483	(5,407,416)	33,694,751
Accumulated deficit	(23,240,558)	(5,727,893)	5,727,893	(23,240,558)
Accumulated other comprehensive loss	(753,320)	(125,689)	125,689	(753,320)
Total Stockholders' Equity	5,797,222	3,920,436	1,414	9,719,072
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$59,256,441	$5,424,557	$32,250	$64,713,248

Pro Forma Consolidated Statement of Operations (Unaudited)
For the Period ended September 30, 2015

		First Wyoming
	Midwest	Capital	Pro forma	Pro forma
	Holding Inc.	Corporation	Adjustments	Consolidated
Income:
Premiums	$2,691,122	$289,876	$7,500	$2,988,498
Investments	362,048	61,101	95,650	518,799
Miscellaneous Income	153,207	150	(95,513)	57,844
	3,206,377	351,127	7,637	3,565,141
Expenses:
Death and other benefits	1,016,952	61,207	-	1,078,159
Increase in benefit reserves	572,602	47,100	-	619,702
Amortization of deferred acquisition costs	373,132	32,325	(32,325)	373,132
Salaries and benefits	1,429,963	447,188	-	1,877,151
Other operating expenses	1,886,790	558,841	(37,133)	2,408,498
	5,279,439	1,146,661	(69,458)	6,356,642
Income (loss) from operations	(2,073,062)	(795,534)	77,095	(2,791,501)
Income tax expense	-	-	-	-
Net loss	(2,073,062)	(795,534)	77,095	(2,791,501)
Less: Loss attributable to noncontrolling interests	-	-	-	-
Net income (loss)	$(2,073,062)	$(795,534)	$77,095	$(2,791,501)

Pro Forma Consolidated Statement of Operations (Unaudited)
For the Year Ended December 31, 2014

		First
		Wyoming
	Midwest	Capital	Pro forma	Pro forma
	Holding Inc.	Corporation	Adjustments	Consolidated
Income:
Premiums	$4,007,811	$374,478	$10,000	$4,392,289
Investments	336,420	115,180	247,637	699,237
Miscellaneous Income	295,246	-	(80,992)	214,254
	4,639,477	489,658	176,645	5,305,780
Expenses:
Death and other benefits	1,326,904	6,400	-	1,333,304
Increase in benefit reserves	1,072,740	139,279	-	1,212,019
Amortization of deferred acquisition costs	625,680	103,778	(103,778)	625,680
Salaries and benefits	2,359,140	576,597	-	2,935,737
Other operating expenses	3,160,919	650,682	(3,151)	3,808,450
	8,545,383	1,476,736	(106,929)	9,915,190
Income (loss) from operations	(3,905,906)	(987,078)	283,574	(4,609,410)
Income tax expense	-	-	-	-
Net loss	(3,905,906)	(987,078)	283,574	(4,609,410)
Less: Loss attributable to noncontrolling	(460,920)	-	-	(460,920)
interests
Net income (loss)	$(3,444,986)	$(987,078)	$283,574	$(4,148,490)

i.	Elimination of Midwest’s equity method investment in First Wyoming at September 30, 2015 of $875,858. The impact to the statement of operations for the period ending September 30, 2015 was an increase in investment income of $95,650 and the impact to the statement of operations for the year ended December 31, 2014 was a decrease in investment income of $247,635.

ii.	First Wyoming balance sheet is adjusted to estimated market value which includes the elimination of the deferred acquisition cost of $440,325 and previously recorded goodwill of $325,000, the establishment of Value of Business Acquired (“VOBA”) of $778,549, goodwill of $597,975, deferred profit liability of $58,927, and the elimination of the due to/from balances between Midwest and First Wyoming.

iii.	First Wyoming had outstanding 3,491,054 shares of common stock (excluding 1,004,300 Midwest shares owned) to be converted to Midwest common stock at a ratio of 1.37 to 1. This resulted in converted shares of 4,782,744. The value of the First Wyoming common stock is calculated at $.82 per share for a value of $3,921,850. Common stock at par value of $.001 per share resulted in an increase to Midwest voting common stock of $4,783 and the remaining is set forth in Additional Paid in Capital.

iv.	The equity of First Wyoming was eliminated as follows: common stock of $449,535, additional paid in capital of $9,324,416 and accumulated deficit of 5,448,596.

v.	Third-party administration fees incurred for First Wyoming to Midwest were eliminated in the amount of $80,992 for 2014 and $95,513 for the nine months ended September 30, 2015.

vi.	Amortization of VOBA of $778,549 over 10 years results in amortization expense for 2014 of $77,841 and $58,380 for the nine months ended September 30, 2015. The amortization of the deferred profit liability resulted in an increase in premium income of $10,000 for 2014 and $7,500 for the nine months ended September 30, 2015. The amortization of deferred acquisition costs that was previously recorded of $103,788 for 2014 and $32,325 for the nine months ended September 30, 2015, were reversed.

Information Concerning Midwest Executive Officers and Directors

Information concerning the names, ages, positions with Midwest, tenure as a director, and business experience of the executive officers and directors is set forth below. All executive officers are elected annually by the Midwest Board of Directors.

NAME	AGE	POSITION	DIRECTOR SINCE
Steve Conner	62	Director	2015
Mark A. Oliver	57	CEO/Treasurer and Director	2010
		Chairman of the Board
Milton Tenopir	75	Director	2003
Jack Theeler	69	Director	2012
Dana Stapleton	47	Director	2015
John T. Hompe	54	Director	2015
Scott Morrison	42	Director	2015

STEVE CONNER: Mr. Conner is a former director of Rocky Mountain Capital Corp. He was appointed to the Board of First Wyoming Capital Corporation in 2014. He was appointed to the Board of Northstar in 2015. He has served as a Consultant to Midwest PMS, Inc. an agricultural feed supplement manufacturer since 1975.

MARK A. OLIVER: Mr. Oliver is the Chief Executive Officer and a member of the Board of Directors of American Life and Security Corp. (“American Life”), and has served in that capacity since that company received its Certificate of Authority from the Nebraska Department of Insurance on September 1, 2009. Mr. Oliver also serves as Chief Executive Officer and Treasurer and Chairman of the Board of Directors of Midwest. From 1984 until June 2007 Mr. Oliver was employed by Citizens, Inc., a life insurance holding company with principal offices in Austin, Texas, serving as its President and in various other executive capacities since 1997. Mr. Oliver also serves as Chairman and Chief Executive Officer of New Mexico Capital. He serves as a Director and Treasurer of Pacific Northwest. In June 2012, he was named Chief Executive Officer, Treasurer and a member of the Board of Directors of Northstar. Additionally, he serves as Chief Executive Officer and a member of the Board of Great Plains Life Assurance Co. (“Great Plains Life”). From 2011 through 2014 he was Treasurer and a member of the Board of Great Plains. He was Treasurer and a Board member of Rocky Mountain from 2012 to 2014.

MILTON TENOPIR: Mr. Tenopir has served as a Director of Midwest since 2003. He also is Chairman of American Life and serves as a Director of Northstar. He was a Director of Great Plains from 2012 to 2014. Mr. Tenopir served for 29 years as a member of the University of Nebraska football coaching staff, including 24 years under Coach Tom Osborne, and five years under Coach Frank Solich. Mr. Tenopir retired from the Cornhusker Program in January of 2003. Prior to his college coaching career, Mr. Tenopir taught high school math and science.

JACK THEELER: Mr. Theeler was elected as a Director of Midwest in 2012. Mr. Theeler is a partner in the Morgan Theeler law firm of Mitchell, South Dakota where he has been employed since 1971. He has degrees in accounting (1968) and law (1971) from the University of South Dakota. In law school he was Editor in Chief of the South Dakota Law Review and graduated magna cum laude. He was the first Chairman of the South Dakota Lottery Commission from 1986 to 1992. He is a member of American Bar Association, the State Bar of South Dakota, the Association of Defense Trial Attorneys, the South Dakota Defense Lawyers Association and an associate in the American Board of Trial Advocates. Mr. Theeler has served on numerous boards and commissions including Dakota Wesleyan University, Mitchell Area Development Corporation and the Mitchell YMCA. Mr. Theeler has been inducted into the University of South Dakota Sports Hall of Fame, the Mitchell Area Ducks Unlimited Hall of Fame and his high school basketball team has been inducted into the South Dakota High School Basketball Hall of Fame. Jack and Nancy Theeler received the 2007 Community Service Award presented annually by the Mitchell Area Chamber of Commerce. He is also Chairman of Great Plains Life. He was a Director of Great Plains from 2010 until its merger with Midwest in 2014. He is also a Board Member of American Life.

DANA STAPLETON: Mr. Stapleton was appointed to the Board in March, 2015, to serve the remainder of John Perkins' term. A former director of Great Plains Financial Corp, he has been a farmer/rancher in Sisseton, South Dakota for over 20 years. In 2001 he was named the South Dakota Farmer of the Year and the 2002 National Farmer of the Year.

JOHN T. HOMPE: Mr. Hompe was appointed to the Board in December, 2015, to serve the remainder of the term of Rick Meyer, who retired. Mr. Hompe is the Managing Partner and co-founder of J.P. Charter Oak Advisors llc, a private investment firm focused on the financial services industry. Mr. Hompe has worked in the financial services sector for more than 30 years. He has held numerous board positions with insurance companies during his career. From 2003 through 2012, Mr. Hompe worked in investment banking and asset management with KBW Asset Management from 2011 to 2012 (Managing Director), and Keefe Bruyette & Woods, Inc. from 2003 to 2011 (Co-Head of Insurance and Asset Management Investment Banking). Mr. Hompe serves as an observer on the board of directors of International Planning Group, Ltd., an international life insurance broker, and Preparis Inc., a provider of business continuity services. From 2010 to 2012, he was an independent director of Island Capital, a Bermuda investment company. He also was a director and a member of the executive committee of Island's predecessor company, EIC Corporation Ltd., a Bermuda-domiciled insurance holding company, and Exporters Insurance Company, a New York-based trade credit insurer from 2005 to 2010. He was an outside director of North American Insurance Leaders, Inc. (NASDAQ: NAIL), a special purpose acquisition corporation focused on the insurance distribution sector from 2007 to 2007. He also served as a director of FIHC, a Barbados-domiciled insurance holding company, and Facility Insurance Company, a Texas workers compensation company from 2001 to 2003.

SCOTT MORRISON: Mr. Morrison was appointed to the Board in December, 2015, to serve the remainder of Jim Ballard’s term after he resigned. Mr. Morrison is Managing Partner with Oaks, Hartline & Daly law firm in Austin, Texas. Mr. Morrison is Board Certified in Estate Planning and Probate. He practices law in the areas of estate administration and planning, probate and general business law. He has been named a “Texas Rising Star” by Law and Politics Media, Inc. and Texas Monthly magazine. From 2006 to present, Mr. Morrison has been Managing Partner at Oaks, Hartline & Daly, LLP.

There are no family relationships among the Midwest executive officers and directors.

CORPORATE GOVERNANCE

Board Leadership Structure

Midwest does not have a formal policy regarding the separation of its Chairman and CEO (principal executive officer) positions. The role of Chairman and CEO currently are not held separately. Mark A. Oliver serves as Chairman and CEO. The Board of Directors believes that Midwest’s current leadership structure is appropriate, given the size of the Company and the Board, and achieves important objectives for the Company.

Board’s Role in Risk Oversight

The Midwest Board of Directors as a whole has responsibility for risk oversight. The oversight responsibility of the Board is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment and management of critical risks. This reporting is designed to focus on areas that include strategic, operational, financial and reporting, compensation, compliance and other risks. For example, the Board of Directors regularly receives reports regarding the investments and securities held by Midwest’s primary insurance subsidiary, American Life, as well as other reports regarding American Life's insurance business.

Director Independence

Presently, Midwest is not required to comply with the director independence requirements of any securities exchange. In determining whether Midwest’s directors are independent, however, it intends to adhere to the rules of the NYSE MKT. The NYSE MKT listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

The NYSE MKT listing requirements state that a majority of a company’s board of directors must be independent. The Midwest Board of Directors includes four independent directors, namely Jack Theeler, Dana Stapleton, Steve Conner and Milton Tenopir. These five independent directors constitute a majority of the Board of Directors.

Board Meetings and Committees; Annual Meeting Attendance

During 2014, four meetings of the Midwest Board of Directors were held. All members of the Board of Directors attended 100% of these meetings, except Jim Ballard, who missed one meeting.

Because Midwest is not listed on any securities exchange, it is not subject to any listing requirements mandating the establishment of any particular committees. As a result, the Board of Directors does not presently have any standing committees. All functions of a Nominating Committee, Audit Committee and Compensation Committee are performed by our Board of Directors as a whole.

Audit Committee

Due to the size and structure of Midwest and its Board of Directors, and due to the fact that Midwest only recently registered its voting common stock with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board does not have a standing Audit Committee. As a result, it does not have an Audit Committee charter. The functions that would be performed by the Audit Committee have been performed by the entire Board of Directors. The Board views its duties as an Audit Committee as follows: (i) review recommendations of independent registered accountants concerning Midwest’s accounting principles, internal controls and accounting procedures and practices; (ii) review the scope of the annual audit; (iii) approve or disapprove each professional service or type of service other than standard auditing services to be provided by the independent registered public accountants; and (iv) review and discuss with the independent registered public accountants the audited financial statements.

Nominating Committee and Selection of Director Candidates

Due to the size and structure of Midwest and its Board of Directors, and due to the fact that Midwest only recently registered its voting common stock with the SEC pursuant to the Exchange Act, the Board does not have a standing Nominating Committee. It also does not have a charter regarding the nominating process. The functions that would be performed by the Nominating Committee have been performed by the entire Board of Directors.

Shareholders who wish to recommend nominees for consideration by the Board of Directors or Nominating Committee (when established) must submit their nominations in writing to Midwest’s Chairman. Submissions must include sufficient biographical information concerning the recommended individual for the Board of Directors or Nominating Committee to consider, including age, five-year employment history (with employer names and a description of the employer’s business, whether such individual can read and comprehend basic financial statements, and other board memberships if any) held by the recommended individual. The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Directors or Nominating Committee and to serve if elected by the shareholders. The Board of Directors or Nominating Committee may consider such shareholder recommendations when it evaluates and recommends nominees to the Board of Directors for submission to the shareholders at each Annual Meeting.

In addition, shareholders may nominate directors for election without consideration by the Board of Directors or Nominating Committee.

Compensation Committee

Due to the size and structure of Midwest and its Board of Directors, and due to the fact that Midwest only recently registered its voting common stock with the SEC pursuant to the Exchange Act, the Board does not currently have a standing Compensation Committee. As a result, it does not have a Compensation Committee charter. The functions that would be performed by the Compensation Committee have been performed by the entire Board of Directors.

Compensation Committee Interlocks and Insider Participation

At the present time, all functions of a Compensation Committee are performed by our Board of Directors as a whole. Mark A. Oliver is a member of our Board of Directors who is also an executive officer and employee of Midwest. Directors who also serve as officers of Midwest do not participate in any deliberations of the Board of Directors concerning executive officer compensation.

Mark A. Oliver, our CEO/Treasurer and a member of our Board of Directors, also serves as a member of the Boards of Directors of Northstar, New Mexico and Pacific Northwest. Mr. Oliver is the President, COO, Treasurer and CFO of Northstar, Chairman and CEO of New Mexico and the Treasurer of Pacific Northwest. Milton Tenopir, a member of our Board of Directors, also serves as a member of the Board of Directors of Northstar.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers, directors and “beneficial owners” of more than ten percent of Midwest’s voting common stock must file initial reports of ownership and changes in ownership with the SEC under Section 16(a) of the Exchange Act. SEC regulations require these reporting persons to furnish us with copies of all Forms 3, 4 and 5, and amendments thereto, that they file with the SEC. Midwest believes that during 2014 and through the date of this filing all of its officers, directors and greater than ten percent beneficial owners complied with all filing requirements of Section 16(a) of the Exchange Act.

Code of Ethics

Midwest has adopted a Code of Ethics that applies to its officers, directors and employees of Midwest in accordance with applicable federal securities laws. A copy of the Code of Ethics was filed as an exhibit to Midwest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. These documents may be reviewed by accessing Midwest’s public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request to Midwest shareholders. Midwest intends to disclose any amendments to or waivers of certain provisions of the Code of Ethics in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth the compensation paid or accrued in 2014 by Midwest to its Chief Executive Officer, its Chairman and its Treasurer. None of Midwest’s other officers had compensation in 2014 that exceeded $100,000.

SUMMARY COMPENSATION TABLE(1)

Name and				All Other		Total
Principal Position	Year	Salary	Bonus	Compensation
Rick D. Meyer,	2014	$228,898	$-	$12,000	(3)	$240,898
Chairman(6)	2013	211,650	–	18,349	(3)	229,999
	2012	206,571	–	12,000		218,571

Travis Meyer,	2014	$138,920	$-	$14,793	(2)(3)	$153,713
Vice-Chairman(5)	2013	168,730	–	42,670	(2)(3)	211,400
	2012	172,140	–	61,327	(2)(3)	233,467

Mark A. Oliver,	2014	$180,743	$-	$17,000	(3)(4)	$197,743
CEO/Treasurer	2013	168,730	–	32,062	(3)(4)	200,792
Chairman(7)	2012	164,640	–	61,327	(3)	176,640

____________________

(1)	In 2012, 2013 and 2014, none of the named executive officers received stock awards, option awards, non-equity incentive plan compensation or non-qualified deferred compensation earnings as defined in Item 402 of Regulation S-K.

(2)	Midwest was a party to a general agency agreement with Great American Marketing, Inc., a corporation owned by Travis Meyer (“Great American Marketing”) that terminated in 2011. This agreement was approved by the Nebraska Insurance Department. “All Other Compensation” consists of amounts paid to Great American Marketing in 2014, 2013 and 2012 pursuant to this general agency agreement, under which Great American was required to pay for recruiting, conventions, contests, prizes, awards and training of insurance agents. See “Certain Relationships and Related Transactions” below for additional information.

(3)	Automobile allowance.

(4)	Life insurance policy reimbursement.

(5)	Resigned, October 1, 2014.

(6)	Resigned, October 1, 2015

(7)	Appointed Chairman on December 15, 2015.

Outstanding Equity Awards at Fiscal Year End

Midwest has not established any equity compensation plans or granted any equity awards under such plans to its named executive officers. As a result, none of its named executive officers had any unexercised options, unvested stock or equity incentive plan awards outstanding as of the end of its last completed fiscal year.

Midwest’s Board of Directors approved the issuance to Mark Oliver of 40,000 shares of voting common stock on March 7, 2010. The shares were issued for $1.15 per share, which was the approximate book value of the shares as of December 31, 2009. The purchase price was paid by Mr. Oliver through delivery of a five-year promissory note secured by a pledge of the shares purchased. The terms of the note were fulfilled in 2014.

Employment Agreements

Midwest had an employment agreement with Rick Meyer, its former Chairman. This Employment Agreement was effective on December 1, 2011 and terminated on October 1, 2015. Pursuant to this agreement, Mr. Meyer received:

●	a base salary of $201,571 with an annual 5% cost of living increase;
●	fringe benefits provided by Midwest to its employees in the normal course of business, including insurance coverage;
●	a car allowance of $1,000 per month; and
●	reimbursement for reasonable and necessary business expenses.

Midwest also has entered into an Employment Agreement with Mark Oliver, our CEO/Treasurer. This agreement was effective on June 8, 2011 and is for a three-year term, subject to termination upon notice. On each anniversary, the Board may extend the agreement for an additional year. The Board extended this agreement in 2015. Pursuant to this agreement, Mr. Oliver is entitled to receive:

●	a base salary of $156,000 with an annual 4% cost of living increase, which amount may be adjusted by our Board of Directors in subsequent years;
●	fringe benefits provided by us to our employees in the normal course of business, including insurance coverage;
●	car allowance of $1,000 per month; and
●	reimbursement for reasonable and necessary business expenses.

If Midwest terminates Mark Oliver without “cause” as defined in the applicable employment agreement, Midwest will be required to pay him his base salary and provide certain benefits for the duration of the remaining term of the employment agreement or 6 months, whichever is greater. This payment would be made in exchange for an agreement not to engage in certain competitive activities with Midwest during that period.

Director Compensation

Directors who are not employees currently receive $500 for each meeting of the Board of Directors they attend. Directors receive an annual retainer of $1,000. Directors also are reimbursed for reasonable expenses related to their attendance at meetings.

The following table sets forth the compensation paid or accrued by Midwest to its directors, other than directors who are also named executive officers, for the last completed fiscal year.

DIRECTOR COMPENSATION(1)

		Fees Earned or	All Other
Name	Year	Paid in Cash	Compensation	Total
Jim Ballard(6)	2014	$1,500	$–	$1,500
Les Meyer(5)	2014	1,850	–	1,850
John R. Perkins(3)	2014	1,500	–	1,500
Milton Tenopir(2)	2014	30,000	–	30,000
Jack Theeler	2014	1,850	–	1,850
Steve Conner	2014	--	--	--
Dana Stapleton(4)	2014	1,500	--	1,500

(1)	In 2014, none of the directors received stock awards, option awards, non-equity incentive plan compensation or non-qualified deferred compensation earnings as defined in Item 402 of Regulation S-K.

(2)	The Company paid Mr. Tenopir a consulting fee of $2,000 per month to assist in marketing from December 2009 to May, 2012. In June, 2012, Mr. Tenopir was elected Chairman of the Company’s life insurance subsidiary, American Life and Security Corp. In that capacity, he is paid $30,000 per year.

(3)	Resigned, December 22, 2014.

(4)	Served as advisory director in 2014.

(5)	Resigned December 1, 2015.

(6)	Resigned December 1, 2015.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of December 1, 2015, regarding the number and percentage of outstanding shares of voting common stock of Midwest beneficially owned by each person known by Midwest to beneficially own more than 5% of such stock, by each of its executive officers and director nominee, and by all of its directors and executive officers as a group.

		Percent of
Name and Business Address of Beneficial Owner(1)	Shares of Common Stock	Class
Five percent shareholders:
None	–	–

Directors and executive officers:
Mark A. Oliver	73,391	*
Milton Tenopir	22,943	*
Jack Theeler	54,180	*
Steve Conner	9,340	*
Dana Stapleton	0	*
John T. Hompe	0	*
Scott Morrison	0	*
Joel Mathis	0	*
Debra Havranek	0	*
Todd Boeve	2,762	*
All directors and executive officers as a group (11)	162,616	0.9

* Less than one percent.

(1) Unless otherwise indicated, the business address of the persons named in the above table is care of Midwest Holding Inc., 2900 South 70th Street, Suite 400, Lincoln, NE 68506.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

In September 2009, Midwest entered into a general agency agreement with Great American Marketing, a corporation controlled by Travis Meyer, who was its President and Vice Chairman and a member of Midwest’s Board of Directors through October, 2014. Under the agreement, Great American was responsible for training, recruiting and oversight of American Life marketing associates, including assuming responsibility for conventions, contests, prizes and awards. This agreement was approved by the Midwest Board of Directors and the Nebraska Insurance Department. In exchange, Great American received an override on all first-year premiums written. Great American had no underwriting or claims management authority. During the years ended December 31, 2014, 2013 and 2012, Midwest paid Great American Marketing $5,793 and $25,608 and $49,327, respectively, under the terms of the agency agreement. The general agency agreement was terminated in October, 2011.

Certain Relationships and Affiliations with Similar Businesses; Potential Conflicts of Interest

Midwest and certain of its directors and officers have current or past relationships and affiliations with businesses that operate, or once operated, in the life insurance industry and that have conducted public and private stock offerings in connection with their operations. Additional information on these relationships and affiliations, organized by company, is set forth above in “Information Concerning Midwest – Certain Relationships and Affiliations with Similar Businesses; Potential Conflicts of Interest.”

These past and present relationships with similar businesses could result in a potential conflict of interest should Midwest decide to offer life insurance products in any of the states in which these other companies do business to the extent that a relationship with the other companies is on-going. In addition, a potential conflict of interest could arise if any of those companies chose to do business in Nebraska to the extent that a relationship with the other companies is on-going. For that reason, any decision relating to such business will be made by the disinterested members of the board of directors and any member of the board having an interest in another company will recuse himself or herself from voting or discussing the matter.

COMPARISON OF RIGHTS OF SECURITYHOLDERS

Upon consummation of the merger, the holders of issued and outstanding Northstar common stock who have not properly asserted dissenter’s rights will receive Midwest voting common stock. The rights of the holders of Midwest shares are governed by Midwest’s Articles of Incorporation, its bylaws and Nebraska law, while the rights of holders of Northstar shares are governed by its Articles of Incorporation, bylaws and Minnesota law. In most respects, the rights of holders of Midwest voting common stock and holders of Northstar shares are similar. The following is a brief comparison of the rights of the holders of Northstar common stock, and Midwest voting common stock.

AUTHORIZED SHARES

The total number of shares of classes of capital stock which Midwest is authorized to issue is 140,000,000 shares of common stock with a par value of $0.001 per share, with 120,000,000 shares of voting common stock and 20,000,000 shares of non-voting common stock authorized, and 10,000,000 shares of preferred stock, of which 2,000,000 shares of Convertible Series A Preferred Stock have been authorized with a par value of $0.001 per share and 1,000,000 shares of Convertible Series B Preferred Stock have been authorized with a par value of $0.001 per share. As of the date hereof, there are 74,159 shares of Convertible Series A Preferred Stock issued and outstanding, 102,669 shares of Convertible Series B Preferred Stock issued and outstanding, and 13,167,654 shares of voting common stock issued and outstanding and no shares of non-voting common stock are issued or outstanding. The total number of warrants outstanding is 1,179, which warrants are exercisable through December 31, 2016 for an aggregate 11,790 shares of Midwest voting common stock at an exercise price of $6.50 per share. All of the foregoing issued and outstanding shares have been duly issued, and are fully paid and non-assessable.

The aggregate number of shares of capital stock which Northstar is authorized to issue is 100,000,000 shares of designated common stock, par value $0.01 per share, of which 4,198,250 of such shares are issued and outstanding, fully paid and non-assessable, and 50,000,000 undesignated shares with none of such shares issued or outstanding. Northstar has no outstanding options, warrants, or other rights to purchase, or subscribe to, or securities convertible into or exchange for any shares of capital stock.

DIVIDEND RIGHTS

If Midwest were to declare and pay any cash dividends, the cash dividends paid upon each share of Midwest voting common stock would be the same for all shares.

If Northstar were to declare and pay any dividends, the dividends paid upon the shares of Northstar stock would be the same for all shares.

VOTING RIGHTS

Those who hold Northstar common stock on the date the merger (other than Midwest) becomes effective will be entitled as a group to hold approximately 4,569,778 shares of Midwest voting common stock, or approximately 20.2% of the Midwest shares that Midwest anticipates will then be outstanding.

Each outstanding share of Midwest voting common stock and Northstar common stock is entitled to one vote upon each matter submitted to a vote of the shareholders.

Voting for Directors. Directors of Midwest and Northstar are elected at the annual meeting of stockholders by a plurality of the votes cast at the election: Midwest’s Bylaws provide for cumulative voting rights in the elections of directors. Northstar shareholders do not have cumulative voting rights in the elections of directors pursuant to its Articles of Incorporation. The right to cumulate votes for directors means that the shareholders are entitled to multiply the number of votes that they are entitled to cast by the number of directors for whom they are entitled to vote and cast the product for a single candidate or distribute the product among two or more candidates.

Voting other than for Directors – Midwest. The Bylaws of Midwest provide that when, with respect to any action to be taken by Midwest shareholders, the voting requirements shall be as provided by the Nebraska Business Corporation Act, which generally provide that when a quorum exists, action on a matter, other than the election of directors, by a voting group shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action unless the articles of incorporation or the act requires a greater number of affirmative votes. However, amendments to the Midwest Articles of Incorporation and approval of mergers, share exchanges and extraordinary asset transfers require that each voting group entitled to vote separately on the matter require the affirmative vote of a majority of all the votes entitled to be cast by that voting group.

Voting other than for Directors – Northstar. For Northstar, the Minnesota Business Corporation Act (“MBCA”) provides that, except for the election of directors, the shareholders shall take action by the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares present and entitled to vote on an item of business before the shareholders, or (2) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at a meeting of shareholders.

With respect to mergers and exchanges, the MBCA requires the approval of the shareholders at a meeting at which a quorum exists by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and if by voting group, by each voting group, the approval of each voting group at a meeting at which a quorum of the voting group is present.

The shareholders owning at least one-third of the outstanding voting shares of such class with respect to which such meeting was called constitutes a quorum under the bylaws of Northstar. The bylaws of Midwest provide that at any meeting of the shareholders, a quorum for the transaction of business and voting requirements shall be as provided by Nebraska corporate law. Nebraska currently provides that a majority of the shares entitled to vote constitutes a quorum.

The bylaws of Midwest provide that the shareholders may take action without a meeting, if all shareholders entitled to vote consent to the action in writing. The bylaws of Northstar provide that shareholders may take action without a meeting only if all shareholders entitled to vote consent to the action in writing.

The bylaws of Northstar may be amended or altered by the vote of a majority of all of the members of the board at any meeting. Such authority of the Board is subject to the power of the shareholders to adopt, amend or repeal bylaws adopted, amended or repealed by the Board, pursuant to statute at any regular or special meeting called for that purpose. Except as provided by law, the bylaws of Midwest may be altered, amended or repealed either by the Board of Directors or by the shareholders.

The bylaws of Northstar provide that special meetings of Northstar shareholders may be called for any purpose by the President, the Treasurer, the Board, any two directors or by shareholders owning the requisite number of voting shares pursuant to the MBCA. Special meetings of Midwest shareholders may be called by the President, by the Board of Directors, or by the holders of not less than ten percent (10%) or more of all Midwest shares entitled to vote at a meeting.

PREEMPTIVE RIGHTS

Authorized Midwest and Northstar shares may be issued at any time, and from time to time, in such amounts and for such consideration as may be fixed by the Boards of Directors of the respective corporations. No holder of shares has any pre-emptive or preferential right to purchase or to subscribe for any shares of capital stock or other securities which may be issued by their respective corporations.

LIABILITY OF DIRECTORS

As authorized by Nebraska law, Midwest’s Articles of Incorporation contain a provision - Article VIII Personal Liability of Directors - that states a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any action taken, or any failure to take action as a director except for liability (i) for the amount of a financial benefit received by a director to which he or she is not entitled; (ii) for intentional infliction of harm on the corporation or its shareholders; (iii) for a violation of Neb. Rev. Stat. §21-2096 (which relates to unlawful distribution of assets); and (iv) for an intentional violation of criminal law.

Midwest’s Articles of Incorporation – Article VII Indemnification state that the corporation shall indemnify its directors and officers, to the fullest extent permitted by law, for liability to any person for any action taken, or for any failure to take any action, as a director or officer.

There is a provision in the Articles of Incorporation of Northstar – Article VI - limiting the liability of directors and provides that a director shall have no personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty, except that such limitation on liability shall not apply to any breach of the directors duty of loyalty to the corporation or its shareholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for violations of Minnesota Statutes Section 302A.559 or Minnesota Statutes Section 80A.76, as amended, or for any transaction from which the director derived an improper personal benefit.

LIQUIDATION RIGHTS

In the event of any liquidation, dissolution or winding up of Midwest or Northstar, whether voluntary or involuntary, the holders of shares are entitled to share, on a share-for share basis, any of the assets or funds in their respective corporations which are distributable to the shareholders upon such liquidation, dissolution or winding up.

ASSESSMENT AND REDEMPTION

Midwest shares to be issued upon consummation of the merger will be fully paid and nonassessable. Northstar shares are deemed to be fully paid and nonassessable. Midwest’s shares of voting common stock and Northstar’s shares of common stock are not subject to redemption, conversion or further assessment.

TRANSFER AGENT

The transfer agent for shares of Northstar and Midwest stock is Computershare Investor Services.

EXPERTS

The consolidated financial statements and schedules of Midwest Holding Inc. and subsidiaries as of December 31, 2014 and 2013, and for each of the years then ended, have been audited by RSM US LLP (formerly McGladrey LLP), an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Northstar Financial Corp. as of December 31, 2014 and 2013, and for each of the years then ended and for the period from April 15, 2010 (inception) through December 31, 2014, have been audited by RSM US LLP (formerly McGladrey LLP), an independent public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of Midwest voting common stock to be issued pursuant to the Merger Agreement will be passed upon by Jones & Keller, P.C., Denver, Colorado.

OTHER MATTERS

The Northstar Board does not intend to bring any matters before the special meeting other than those specifically set forth in the notice of the special meeting accompanying this proxy statement – prospectus and it does not know of any matters to be brought before the special meeting by others. If any other matters properly come before the special meeting, it is the intention of the persons named in the accompanying proxies to vote such proxies in accordance with the judgment of the Northstar Board.

INDEX TO FINANCIAL STATEMENTS

Page
Midwest Holding Inc.

Consolidated Financial Report – December 31, 2014
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet at December 31, 2014 and 2013	F-3
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014 and 2013	F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2014 and 2013	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013	F-6
Supplemental Cash Flow Information for the years ended December 31, 2014 and 2013	F-7

Notes to Consolidated Financial Statements	F-8
Supplement Financial Information	F-28

Consolidated Financial Report – September 30, 2015
Condensed Consolidated Balance Sheets as of September 30, 2015 and December 31, 2014 (unaudited)	F-36
Condensed Consolidated Statement of Comprehensive Income for the three months ended September 30,
2015 and 2014, and the nine months ended September 30, 2015 and 2014 (unaudited)	F-37
Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2015 and 2014
(unaudited)	F-38

Notes to unaudited Condensed Consolidated Financial Statements	F-39

Northstar Financial Corp.

Financial Report – December 31, 2014
Independent Auditor’s Report	F-57
Balance Sheet at December 31, 2014 and 2013	F-58
Statement of Operations and Deficit For the Years Ended December 31, 2014 and 2013 and the Cumulative	F-59
Period from April 15, 2010 (Inception) through December 31, 2014
Statements of Stockholders’ Equity for the Years Ended December 31, 2014 and 2013	F-60
Statements of Cash Flows For the Years Ended December 31, 2014 and 2013 and the
Cumulative Period from April 15, 2010 (Inception) through December 31, 2014	F-61

Notes to Financial Statements	F-62

Financial Report – September 30
Unaudited Balance Sheets at September 30, 2015 and December 31, 2014	F-66

Unaudited Statements of Operations and Deficit for the three months ended September 30, 2015 and 2014
and the nine months ended September 30, 2015 and 2014	F-67

Unaudited Statements of Stockholders’ Equity for the period ended September 30, 2015 and year ended
December 31, 2014	F-68
Statements of Cash Flows for the period ended September 30, 2015, year Ended December 31, 2014 and
the cumulative period from April 15, 2010 (Inception) through September 30, 2015	F-69

Notes to unaudited Financial Statements	F-70

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Midwest Holding Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Midwest Holding Inc. and Subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for the years then ended. Our audits also included the financial statement schedules of Midwest Holding Inc. listed in Item 15. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midwest Holding Inc. and Subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ McGladrey LLP
Omaha, Nebraska
March 31, 2015

Midwest Holding Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2014 and 2013
(Audited)

	2014	2013
Assets
Investments, available for sale, at fair value
Fixed maturities (amortized cost: $19,289,551 and $14,932,459, respectively)	$18,954,190	$14,190,707
Equity securities (cost: $75,000 and $75,000, respectively)	75,000	75,000
Equity method investments	978,744	1,800,859
Equity securities, at cost	124,250	1,258,861
Mortgage loans on real estate, held for investment	349,386	665,569
Real estate, held for investment	541,809	553,849
Policy Loans	374,186	369,513
Notes receivable	-	27,383
Short-term investments	-	1,180,314
Total investments	21,397,565	20,122,055
Cash and cash equivalents	2,310,047	3,377,978
Amounts recoverable from reinsurers	29,012,678	30,660,618
Interest and dividends due and accrued	192,879	189,280
Due premiums	649,478	653,137
Deferred acquisition costs, net	2,646,970	2,722,819
Value of business acquired, net	733,386	821,771
Intangible assets	700,000	700,000
Goodwill	1,129,824	1,129,824
Property and equipment, net	329,835	372,368
Other assets	1,324,456	1,473,745
Total assets	$60,427,118	$62,223,595
Liabilities and Stockholders' Equity
Liabilities:
Benefit reserves	$33,310,360	$33,866,409
Policy claims	1,045,503	529,139
Deposit-type contracts	16,461,061	14,739,655
Advance premiums	82,504	87,850
Total policy liabilities	50,899,428	49,223,053
Accounts payable and accrued expenses	940,955	1,451,464
Surplus notes	550,000	550,000
Total liabilities	52,390,383	51,224,517
Commitments and Contingencies (See Note 8)
Stockholders' Equity:
Preferred stock, Series A, $0.001 par value. Liquidation preference $6.00 per share.
Authorized 2,000,000 shares; issued and outstanding 74,159 shares
as of December 31, 2014 and 2013.	74	74
Preferred stock, Series B, $0.001 par value. Liquidation preference $6.00 per share.
Authorized 1,000,000 shares; issued and outstanding 102,669 shares as of
December 31, 2014 and no shares outstanding as of December 31, 2013.	103	-
Common stock, $0.001 par value. Authorized 120,000,000 shares; issued and
outstanding 13,167,654 and 9,120,239 shares, respectively.	13,168	9,121
Additional paid-in capital	29,583,631	25,131,714
Stock subscription receivable	-	(1,917)
Accumulated deficit	(21,167,496)	(17,722,510)
Accumulated other comprehensive loss	(392,745)	(740,091)
Total Midwest Holding Inc.'s stockholders' equity	8,036,735	6,676,391
Noncontrolling interests	-	4,322,687
Total stockholders' equity	8,036,735	10,999,078
Total liabilities and stockholders' equity	$60,427,118	$62,223,595

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2014 and 2013
(Audited)

	2014	2013
Income:
Premiums	$4,007,810	$4,331,329
Investment income (loss), net of expenses	(9,883)	518,049
Net realized gains on investments	346,304	5,736
Miscellaneous income	295,246	246,328
	4,639,477	5,101,442
Expenses:
Death and other benefits	1,326,904	676,524
Increase in benefit reserves	1,072,740	1,282,878
Amortization of deferred acquisition costs	625,680	861,840
Salaries and benefits	2,359,140	1,945,723
Other operating expenses	3,160,919	2,556,094
	8,545,383	7,323,059
Loss before income tax expense	(3,905,906)	(2,221,617)
Income tax expense	-	-
Net loss	(3,905,906)	(2,221,617)
Less: Loss attributable to noncontrolling interest	(460,920)	(267,481)
Net loss attributable to Midwest Holding Inc.	$(3,444,986)	$(1,954,136)
Comprehensive income (loss):
Unrealized gains (losses) on investments
arising during period	388,277	(701,973)
Less: reclassification adjustment for net
realized gains on investments	(4,391)	(5,736)
Other comprehensive income (loss)	383,886	(707,709)
Less: Comprehensive income (loss) attributable to noncontrolling interest	36,540	(31,970)
Total comprehensive income (loss) income attributable to Midwest Holding Inc.	347,346	(675,739)
Comprehensive loss attributable to Midwest Holding Inc.	$(3,097,640)	$(2,629,875)
Net loss attributable to Midwest Holding Inc.
per common share, basic and diluted	$(0.32)	$(0.29)

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2014 and 2013
(Audited)

						Accumulated	Total Midwest
			Additional	Stock		Other	Holding Inc.'s		Total
	Preferred	Common	Paid-In	Subscription	Accumulated	Comprehensive	Stockholders'	Noncontrolling	Stockholders'
	Stock	Stock	Capital	Receivable	Deficit	Loss	Equity	Interests	Equity
Balance, December 31, 2012
as previously reported	$74	$9,106	$25,361,520	$(13,417)	$(15,756,994)	$(64,352)	$9,535,937	$4,705,311	$14,241,248
Equity Method for Pacific
Northwest Capital Corp.	-	-	-	-	(11,380)	-	(11,380)	-	(11,380)
Balance, December 31, 2012	$74	$9,106	$25,361,520	$(13,417)	$(15,768,374)	$(64,352)	$9,524,557	$4,705,311	$14,229,868
Non-cash compensation expense	-	-	-	11,500	-	-	11,500	-	11,500
Issuances of common stock,
net of capital raising expenses	-	60	(60)	-	-	-	-	-	-
Repurchases of common stock	-	(45)	(215,738)	-	-	-	(215,783)	-	(215,783)
Changes in equity of non-controlling interest	-	-	(14,008)	-	-	-	(14,008)	(83,173)	(97,181)
Net loss	-	-	-	-	(1,954,136)	-	(1,954,136)	(267,481)	(2,221,617)
Other comprehensive loss	-	-	-	-	-	(675,739)	(675,739)	(31,970)	(707,709)
Balance, December 31, 2013	$74	$9,121	$25,131,714	$(1,917)	$(17,722,510)	$(740,091)	$6,676,391	$4,322,687	$10,999,078
Non-cash compensation expense	-	-	-	1,917	-	-	1,917	-	1,917
Issuances of preferred stock	103	-	615,909	-	-	-	616,012	-	616,012
Repurchases of common stock	-	(47)	(58,205)	-	-	-	(58,252)	-	(58,252)
Changes in equity of non-controlling interest	-	4,094	3,894,213	-	-	-	3,898,307	(3,898,307)	-
Net loss	-	-	-	-	(3,444,986)	-	(3,444,986)	(460,920)	(3,905,906)
Other comprehensive income	-	-	-	-	-	347,346	347,346	36,540	383,886
Balance, December 31, 2014	$177	$13,168	$29,583,631	$-	$(21,167,496)	$(392,745)	$8,036,735	$-	$8,036,735

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2014 and 2013
(Audited)

	2014	2013
Cash Flows from Operating Activities:
Net loss	$(3,905,906)	$(2,221,617)
Adjustments to reconcile net loss to net cash and cash equivalents provided by
(used in) operating activities:
Net adjustment for premium and discount on investments	174,471	138,957
Depreciation and amortization	275,082	322,809
Deferred acquisition costs capitalized	(549,831)	(933,702)
Amortization of deferred acquisition costs	625,680	861,840
Net realized gains on investments	(346,304)	(5,736)
Equity in the net loss of unconsolidated subsidiaries	438,174	13,720
Non-cash compensation expense	1,917	11,500
Changes in operating assets and liabilities:
Amounts recoverable from reinsurers	1,647,940	1,604,845
Interest and dividends due and accrued	(3,599)	(42,342)
Due premiums	3,659	166,986
Policy liabilities	(334,300)	(260,257)
Other assets and liabilities	(361,220)	855,762
Net cash (used in) provided by operating activities	(2,334,237)	512,765
Cash Flows from Investing Activities:
Securities available for sale:
Purchases	(14,244,320)	(10,334,469)
Proceeds from sale or maturity	9,660,991	7,088,586
Net change in equity securities carried at cost:
Purchases	(61,383)	(15,000)
Proceeds from sale or maturity	1,955,500	9,000
Proceeds from payments on mortgage loans on real estate, held for investment	316,183	11,442
Net change in policy loans	(4,673)	(94,849)
Net change in notes receivable	27,383	-
Net change in short-term investments	1,180,314	(9,034)
Purchases of property and equipment	(132,124)	(94,491)
Net cash (used in) investing activities	(1,302,129)	(3,438,815)
Cash Flows from Financing Activities:
Repurchases of common stock	(58,252)	(215,783)
Proceeds from issuance of preferred stock	616,012	-
Payments on surplus notes	-	(100,000)
Net transfers from noncontrolling interest	-	(97,181)
Receipts on deposit-type contracts	2,409,659	2,636,959
Withdrawals on deposit-type contracts	(398,984)	(266,522)
Net cash provided by financing activities	2,568,435	1,957,473
Net increase (decrease) in cash and cash equivalents	(1,067,931)	(968,577)
Cash and cash equivalents:
Beginning	3,377,978	4,346,555
Ending	$2,310,047	$3,377,978

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Supplemental Cash Flow Information
Years Ended December 31, 2014 and 2013
(Audited)

	2014	2013
Supplemental Disclosure of Non-Cash Information
Exchange of common stock for non-controlling interest	$3,861,768	$-

See Notes to Consolidated Financial Statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of operations: Midwest Holding Inc. (Midwest or the Company) was incorporated in Nebraska on October 31, 2003 for the primary purpose of organizing a life insurance subsidiary. From 2003 to May 2009, Midwest was focused on raising capital, first through private placements and finally through an intra-state offering of 2,000,000 common shares at $5.00 per share. These offerings sold out, including a 10% over sale on the final offering. Midwest became operational during the year ended December 31, 2009. Upon capitalizing American Life & Security Corp. (American Life) and acquiring Capital Reserve Life Insurance Company (Capital Reserve), as described below, Midwest deemed it prudent to raise additional capital to fund primarily the expansion of the life insurance operation. Beginning in 2009, American Life, a wholly owned subsidiary of Midwest, was authorized to do business in the State of Nebraska. American Life was also granted a certificate of authority to write insurance in the State of Nebraska on September 1, 2009. American Life is engaged in the business of underwriting, selling, and servicing life insurance and annuity policies.

During the second quarter of 2010, American Life completed the purchase of a 100% ownership interest in Capital Reserve, a dormant insurance company domiciled in Missouri. Capital Reserve is licensed in the states of Kansas and Missouri. Currently, 100% of the policies issued by Capital Reserve are reinsured to an unaffiliated reinsurer.

In August, 2010, Midwest began an exempt offering of shares to existing holders in the state of Nebraska at $5.00 per share. Midwest raised approximately $7,400,000 before capital raising expenses through this offering that extended into 2011. Additionally, Midwest offered a newly-created class of preferred shares to residents of Latin America. The preferred shares are non-voting and convert to common shares in 2015 at the rate of 1.3 common shares for each preferred share (subject to customary anti-dilution adjustments). The shares were sold at $6.00 per share and a total of 74,159 were sold in 2010.

On November 8, 2010, the Company entered into an agreement to acquire all of the issued and outstanding capital stock of Old Reliance Insurance Company (Old Reliance), an Arizona-domiciled life insurance company. The plan provided for American Life to merge into Old Reliance following the purchase, with the survivor changing its name to American Life & Security Corp. In the transaction, the sole shareholder of Old Reliance received: (i) Approximately $1.6 million in cash, (ii) $500,000 in the form of a surplus debenture issued by American Life, and (iii) 150,000 shares of voting common stock of the Company ($750,000 fair value). The transaction including the merger was consummated on August 3, 2011.

During the third quarter of 2011, control was attained on a previous noncontrolling interest in Security Capital Corporation (Security Capital), an Arkansas corporation formerly known as Arkansas Security Capital Corporation. Security Capital is a development stage company that has not conducted operations apart from raising capital.

In August 2011, the Company acquired a controlling interest ownership of Hot Dot, Inc. (Hot Dot), a company organized to develop, manufacture, and market the Alert Patch. Additionally, Midwest controlled a majority of the Board of Directors. During the third quarter of 2011, Hot Dot purchased certain assets of IonX Capital Holding Inc. The consideration paid by Hot Dot was $1.05 million in cash. The purchase price was primarily allocated to a patent asset for a thermochromatic patch for monitoring and detecting body temperature. On September 12, 2012, Hot Dot repurchased 1,000,000 shares of Hot Dot stock from Midwest for a purchase price of $750,000. As a result of the stock repurchase by Hot Dot, Midwest ceased to have a controlling financial interest in Hot Dot and subsequently deconsolidated Hot Dot on the effective date of the stock repurchase. Hot Dot is a development stage company that has not conducted operations apart from raising capital and acquiring the patent mentioned previously. Hot Dot repurchased the 1,500,000 remaining shares owned by Midwest on October 1, 2014 for $775,000 resulting in a gain of 251,102.

The Company commenced its third party administrative (“TPA”) services in 2012 as an additional revenue source. These agreements, for various levels of administrative services on behalf of each company, generate fee income for the Company. Services provided to each company vary based on their needs and can include some or all aspects of back-office accounting and policy administration. The Company has been able to perform its TPA services using its existing in-house resources.

During the first quarter of 2012, the Company purchased additional shares of Great Plains Financial Corporation (Great Plains). As a result of the increased ownership, the Company changed its method of carrying the investment from cost to equity. During the third quarter of 2012, the Company began providing TPA services to Great Plains and Great Plains’ wholly owned subsidiary, Great Plains Life Assurance Company (Great Plains Life). At the end of the third quarter of 2012, Mark Oliver, our Chief Executive Officer and a member of our Board of Directors, was appointed to serve as President of the Company in addition to his role as Executive Vice President, CEO, and CFO of Great Plains. During the fourth quarter of 2012, the Company purchased additional shares of Great Plains, which increased our ownership to 24.5% as of December 31, 2012. As a result of the Company’s ability to significantly influence the operations of Great Plains, the Company began consolidating Great Plains during fourth quarter of 2012. An additional purchase of shares in the first quarter of 2013 increased our ownership of Great Plains to 25.7% as of December 31, 2013. As of August 5, 2014, the Great Plains remaining 74.3% ownership was acquired by Midwest.

During the first quarter of 2014, the Company purchased additional shares of Pacific Northwest Capital Corporation (PNC) which increased Midwest’s ownership to 22.4% which required us to change our method of carrying the investment from cost to equity.

Basis of presentation: The accompanying consolidated financial statements include the accounts of Midwest, our wholly owned subsidiary American Life, American Life’s wholly owned subsidiaries Capital Reserve and Great Plains Life Assurance Company. Hereafter, entities are collectively referred to as the “Company,” “we,” “our” or “us.”

Management evaluates the Company as one reporting segment in the life insurance industry. The Company is primarily engaged in the underwriting and marketing of life insurance products through its subsidiaries. The product offerings, the underwriting processes, and the marketing processes are similar. The Company’s product offerings consist of a multi-benefit life insurance policy that combines cash value life insurance with a tax deferred annuity and a single premium term life product. These product offerings are underwritten, marketed, and managed primarily as a group of similar products on an overall portfolio basis.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All intercompany accounts and transactions have been eliminated in consolidation and certain immaterial reclassifications have been made to the prior period results to conform to the current period’s presentation with no impact on results of operations or total stockholders’ equity.

Investments: All fixed maturities and a portion of the equity securities owned by the Company are considered available-for-sale and are included in the consolidated financial statements at their fair value as of the financial statement date. Bond premiums and discounts are amortized using the scientific-yield method over the term of the bonds. Realized gains and losses on securities sold during the year are determined using the specific identification method. Unrealized holding gains and losses, net of applicable income taxes, are included in comprehensive loss.

Declines in the fair value of available for sale securities below their amortized cost are evaluated to assess whether any other-than-temporary impairment loss should be recorded. In determining if these losses are expected to be other-than-temporary, the Company considers severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer, issuer credit ratings, and the intent and ability of the Company to hold the investment until the recovery of the cost.

The recognition of other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If the Company intends to sell a security or it is more likely than not that the Company would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the statement of comprehensive income as an other-than-temporary impairment. If the Company does not expect to recover the amortized basis, does not plan to sell the security and if it is not more likely than not that the Company would be required to sell a security before the recovery of its amortized cost, the recognition of the other-than-temporary impairment is bifurcated. The Company recognizes the credit loss portion in the income statement and the noncredit loss portion in accumulated other comprehensive loss. The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default. No other-than-temporary impairments were recognized during the years ended December 31, 2014 or 2013.

Included within the Company’s equity securities carried at cost and equity method investments are certain privately placed common stocks for several development stage holding companies organized for the purpose of forming life insurance subsidiaries. Our privately placed common stocks are recorded using cost basis or the equity method of accounting, depending on the facts and circumstances of each investment. These securities do not have a readily determinable fair value. The Company does not control these entities economically, and therefore does not consolidate these entities. The Company reports the earnings from privately placed common stocks accounted for under the equity method in net investment income.

Investment income consists of interest, dividends, gains and losses from equity method investments, and real estate income, which are recognized on an accrual basis and amortization of premiums and discounts.

Mortgage loans on real estate, held for investment: Mortgage loans on real estate, held for investment are carried at unpaid principal balances. Interest income on mortgage loans on real estate, held for investment is recognized in net investment income at the contract interest rate when earned. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the mortgage agreement. Valuation allowances on mortgage loans are established based upon losses expected by management to be realized in connection with future dispositions or settlement of mortgage loans, including foreclosures. The Company establishes valuation allowances for estimated impairments on an individual loan basis as of the balance sheet date. Such valuation allowances are based on the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan’s original effective interest rate. These evaluations are revised as conditions change and new information becomes available. No valuation allowance was established for mortgage loans on real estate, held for investment as of December 31, 2014 and 2013, primarily due the sale of three of the mortgage loans during the fourth quarter of 2014 with the two remaining loans being sold during January 2015.

Policy loans: Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned. No valuation allowance is established for these policy loans as the amount of the loan is fully secured by the death benefit of the policy and cash surrender value.

Notes receivable: Notes receivable are stated at their outstanding principal amount. Outstanding notes accrue interest based on the terms of the respective note agreements.

Short-term investments: Short-term investments are stated at cost and consist of certificates of deposit. At December 31, 2014 the Company did not have any short-term investments. At December 31, 2013, the Company had certificates of deposits where the cost of those investments approximated fair value due to the short duration to maturity.

Real estate, held for investment: Real estate, held for investment is comprised of ten condominiums in Hawaii acquired in the purchase of Old Reliance. Real estate is carried at depreciated cost. Depreciation on residential real estate is computed on a straight-line basis over 50 years.

Cash and cash equivalents: The Company considers all liquid investments with original maturities of three months or less when purchased to be cash equivalents. At December 31, 2014, the Company had no cash equivalents. At December 31, 2013, cash equivalents consisted primarily of money market accounts. The Company has cash on deposit with financial institutions which at times may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not suffered any losses in the past and does not believe it is exposed to any significant credit risk in these balances.

Deferred acquisition costs: Deferred acquisition costs consist of incremental direct costs, net of amounts ceded to reinsurers, that result directly from and are essential to the contract acquisition transaction and would not have been incurred by the Company had the contract acquisition not occurred, are capitalized, to the extent recoverable, and amortized over the life of the premiums produced. The Company evaluates the types of acquisition costs it capitalizes. The Company capitalizes agent compensation and benefits and other expenses that are directly related to the successful acquisition of contracts. The Company also capitalizes expenses directly related to activities performed by the Company, such as underwriting, policy issuance, and processing fees incurred in connection with successful contract acquisitions.

Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense. The Company performs a recoverability analysis annually in the fourth quarter unless events occur which require an immediate review. The Company determined during its December 31, 2014 analysis that all deferred acquisition costs were recoverable.

The following table provides information about deferred acquisition costs for the years ended December 31, 2014 and 2013, respectively:

	Year Ended December 31,
	2014	2013
Balance at beginning of period	$2,722,819	$2,650,957
Capitalization of commissions, sales and issue expenses	549,831	933,702
Gross amortization	(625,680)	(861,840)
Balance at end of period	$2,646,970	$2,722,819

Value of business acquired: Value of business acquired represents the estimated value assigned to purchased companies or insurance in force of the assumed policy obligations at the date of acquisition of a block of policies. As previously discussed, American Life purchased Capital Reserve during 2010, resulting in an initial capitalized asset for value of business acquired of $116,326. This asset is being amortized on a straight-line basis, which approximates the earnings pattern of the related policies, over ten years. The Company recognized amortization expense of $11,633 for each of the years ended December 31, 2014 and 2013 relative to this transaction.

Additionally, the Company paid an upfront ceding commission of $375,000 to Security National Life Insurance Company (SNL). An initial asset was established for the value of this business acquired totaling $348,010, representing primarily the ceding commission. This asset is being amortized on a straight-line basis, which approximates the earnings pattern of the related policies, over ten years, resulting in annual amortization of $34,801. Amortization recognized during each of the years ended December 31, 2014 and 2013 relative to this transaction totaled $34,801. The agreement has an automatic renewal provision unless the Company notifies SNL of its intention not to renew, no less than 180 days prior to the expiration of the then current agreement. Each automatic renewal period is for one year. This reinsurance remains in place.

Additionally, American Life purchased Old Reliance in August 2011, resulting in an initial capitalized asset for value of business acquired of $824,485. This asset is being amortized over the life of the related policies (refer to “revenue recognition and related expenses” discussed later regarding amortization methods). Amortization recognized during the years ended December 31, 2014 and 2013 totaled $41,951 and $96,353, respectively.

Recoverability of value of business acquired is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense. The Company performs a recoverability analysis annually in the fourth quarter unless events occur which require an immediate review. The Company determined during its December 31, 2014 and 2013, analysis that all value of business acquired were recoverable.

Goodwill and Other Intangible Assets: Goodwill represents the excess of the amounts paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill is tested for impairment at least annually in the fourth quarter or more frequently if events or circumstances change that would indicate that a triggering event has occurred.

In September 2011, the FASB issued ASU 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

The Company elected to forgo the qualitative impairment analysis and performed the first step of the goodwill quantitative analysis to determine if the fair value of the reporting unit was in excess of the carrying value. As of December 31, 2014 and 2013, the fair value of the Company’s reporting units exceeded the carrying value of the net assets assigned to that unit and the Company was not required to perform further testing for impairment. Management's determination of the fair value of each reporting unit incorporates multiple inputs including, peer company price to earnings multiples and assumptions that market participants would make in valuing the reporting unit. Other assumptions can include levels of economic capital, future business growth, and earnings projections.

The Company assesses the recoverability of indefinite-lived intangible assets at least annually or whenever events or circumstances suggest that the carrying value of an identifiable indefinite-lived intangible asset may exceed the sum of the future discounted cash flows expected to result from its use and eventual disposition. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

The Company compared the carrying value of its identifiable indefinite-lived intangible assets to the sum of the future discounted cash flows. As of December 31, 2014 and 2013, the sum of the future discounted cash flows exceeded the carrying value of the indefinite-lived intangible assets. The assumptions and estimates used to determine future values are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our revenue forecasts.

Property and equipment: Property and equipment are stated at cost net of accumulated depreciation. Annual depreciation is primarily computed using straight-line methods for financial reporting and straight-line and accelerated methods for tax purposes. Furniture and equipment is depreciated over 3 to 7 years and computer software and equipment is generally depreciated over 3 years. Depreciation expense totaled $174,658 and $167,982 for the years ended December 31, 2014 and 2013, respectively. The accumulated depreciation totaled $713,166 and $545,646 as of December 31, 2014 and December 31, 2013, respectively.

Maintenance and repairs are expensed as incurred. Replacements and improvements which extend the useful life of the asset are capitalized. The net book value of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in earnings.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an asset may not be recoverable and exceeds estimated future undiscounted cash flows of the asset. A recognized impairment loss reduces the carrying amount of the asset to its fair value. The Company determined that no such events occurred that would indicate the carrying amounts may not be recoverable.

Reinsurance: In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The amounts reported in the consolidated balance sheets as reinsurance recoverable include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverable on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverable. Management believes the recoverables are appropriately established. The Company generally strives to diversify its credit risks related to reinsurance ceded. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company’s primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers including their activities with respect to claim settlement practices and commutations, and establishes allowances for uncollectible reinsurance recoverable as appropriate. There were no allowances as of December 31, 2014 or 2013.

Benefit reserves: The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and annuities. Generally, amounts are payable over an extended period of time. Liabilities for future policy benefits of traditional life insurance have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than initially expected. Mortality assumptions are based on industry experience expressed as a percentage of standard mortality tables.

Policy claims: Policy claims are based on reported claims plus estimated incurred but not reported claims developed from trends of historical data applied to current exposure.

Deposit-type contracts: Deposit-type contracts consist of amounts on deposit associated with deferred annuity riders, premium deposit funds and supplemental contracts without life contingencies.

Income taxes: The Company is subject to income taxes in the U.S. federal and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by tax authorities for the years before 2011. The provision for income taxes is based on income as reported in the financial statements. The income tax provision is calculated under the asset and liability method. Deferred tax assets are recorded based on the differences between the financial statement and tax basis of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are investments, insurance reserves, and deferred acquisition costs. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized. The Company has no uncertain tax positions that they believe are more-likely-than not that the benefit will not to be realized. When applicable, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company had no accruals for payments of interest and penalties at December 31, 2014 and 2013.

Revenue recognition and related expenses: Revenues on traditional life insurance products consist of direct and assumed premiums reported as earned when due.

Amounts received as payment for annuities and/or non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services and cost of insurance, which are recognized over the period of the contracts, and included in revenue. Deposits are shown as a financing activity in the Consolidated Statements of Cash Flows.

Amounts received under our multi-benefit policy form are allocated to the life insurance portion of the multi-benefit life insurance arrangement and the annuity portion based upon the signed policy.

Liabilities for future policy benefits are provided and acquisition costs are amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the life of the premiums produced. Traditional life insurance products are treated as long duration contracts, which generally remain in force for the lifetime of the insured.

Comprehensive loss: Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive loss includes unrealized gains and losses from marketable securities classified as available for sale, net of applicable taxes.

Common and preferred stock and earnings (loss) per share: The par value per common share is $0.001 with 120,000,000 shares authorized. At December 31, 2014 and 2013, the Company had 13,167,654 and 9,120,239 common shares issued and outstanding, respectively.

At December 31, 2014 and 2013, the Company had 1,179 warrants outstanding. The warrants are exercisable through December 31, 2016 for 10 shares of voting common stock at an exercise price of $6.50 per share.

The Class A preferred shares are non-cumulative, non-voting and convertible by the holder to voting common shares after May, 2015, at a rate of 1.3 common shares for each preferred share (subject to customary anti-dilution adjustments). There is no stated dividend rate on the Class A shares, but the holders of Class A shares will receive a dividend on each outstanding share of Class A preferred stock in an amount equal to the amount of the dividend payable on each share of common stock. The par value per preferred share is $0.001 with 2,000,000 shares authorized. At both December 31, 2014 and 2013, the Company had 74,159 Class A preferred shares issued and outstanding.

The Class B preferred shares are non-cumulative, non-voting and convertible by the holder to voting common shares after May 1, 2017 at a rate of 2.0 common shares for each preferred share. The Company may only affect a conversion through a deemed liquidation or initial public offering. The par value per preferred share is $0.001 with 1,000,000 shares authorized. The stated dividend rate on the Class B preferred shares is 7%, commencing after December 31, 2014. At December 31, 2014, the Company had 102,669 Class B preferred shares issued and outstanding. There were no shares outstanding as of December 31, 2013.

The Company evaluated its Class B preferred stock for potential embedded derivatives. In doing so, the company first concluded that the nature of the host contract was more equity than debt like. The embedded conversion features were determined not to be derivatives as net settlement does not exist given the lack of trading activity in the company’s stock. Additionally, the conversion features are clearly and closely related to an equity host contract. Consideration was also given to whether a beneficial conversion feature should be recognized in additional paid in capital for the intrinsic value of the conversion feature at the issuance date. The preferred stock is not mandatorily redeemable but may be redeemed at the time of a deemed liquidation. Holders could elect redemption upon the occurrence of certain deemed liquidation events, including mergers in which the company is a constituent party and sales of substantially all the assets of the corporation, that are within the Company’s control, if the Company does not dissolve the corporation. As such, the preferred stock is recognized in permanent equity. The redemption feature was determined to not be a derivative as settlement would be gross.

Earnings (loss) per share attributable to the Company’s common stockholders were computed based on the weighted average number of shares outstanding during each year. The weighted average number of shares outstanding during the years ended December 31, 2014 and 2013 were 10,654,483 and 9,111,004 shares, respectively.

[Stock subscription receivable— Our Board of Directors approved the issuance of 40,000 shares of voting common stock on March 7, 2010 to Mark Oliver, our Chief Executive Officer and a member of our Board of Directors. The shares were issued for $1.15 per share, which was the approximate fair value of the shares as of the date of issuance. The purchase price was paid by Mr. Oliver through delivery of a five-year promissory note secured by a pledge of the shares purchased. The balance of the receivable as of December 31, 2014 and December 31, 2013 was $0 and $1,917, respectively. This receivable was partially forgiven over the periods; resulting in non-cash compensation expense of $1,917 and $11,500 for the years ended December 31, 2014 and 2013, respectively.]

Risk and uncertainties: Certain risks and uncertainties are inherent in our day-to-day operations and in the process of preparing our consolidated financial statements. The more significant of those risks and uncertainties, as well as the Company’s method for mitigating the risks, are presented below and throughout the notes to the consolidated financial statements.

●	Estimates—The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, deferred acquisition costs, value of business acquired, goodwill, and future contract benefits.

●	Reinsurance—Reinsurance contracts do not relieve us from our obligations to insureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible when necessary. We evaluate the financial condition of our reinsurers to minimize our exposure to losses from reinsurer insolvencies. Management believes that any liabilities arising from this contingency would not be material to the Company’s financial position.

●	Investment Risk—The Company is exposed to risks that issuers of securities owned by the Company will default or that interest rates will change and cause a decrease in the value of our investments. As interest rates decline, the velocity at which these securities pay down the principal may increase. Management mitigates these risks by conservatively investing in investment-grade securities and by matching maturities of our investments with the anticipated payouts of our liabilities.

●	Liquidity Risk—The Company has investments in development stage companies, which are either seeking to raise capital to form life insurance subsidiaries in their respective states of incorporation (Arkansas, Colorado, Idaho, Minnesota and New Mexico) or have recently formed a life insurance subsidiary (South Dakota and Wyoming). There is no public market for shares of these investments, and there is no assurance that one will develop. Therefore, the shares will have limited marketability for an indefinite period of time. There is not currently, and may never be, an active market in these securities, and there is no assurance that any of these securities will ever become publicly traded or that an active trading market will develop or be sustained. Consequently, we may not be able to liquidate our investment in these securities.

●	Interest Rate Risk—Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs. The Company attempts to mitigate its exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations. Due to the composition of our book of insurance business, we believe it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

●	Credit Risk—The Company is exposed to credit risk through counterparties and within the investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. The Company manages its credit risk through established investment credit policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

●	Regulatory Factors—The Company is highly regulated by the jurisdictions in which our entities are domiciled and licensed to conduct business. Such regulations, among other things, limit the amount of rate increases on policies and impose restrictions on the amount and type of investments and the minimum surplus required to conduct business in the state. The impact of the regulatory initiatives in response to the recent financial crisis, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, could subject the Company to substantial additional regulation.

●	Vulnerability Due to Certain Concentrations—The Company monitors economic and regulatory developments that have the potential to impact our business. Federal legislation has allowed banks and other financial organizations to have greater participation in insurance businesses. This legislation may present an increased level of competition for sales of the Company’s products.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward or Tax Credit Carryforward Exists, which finalizes Proposed ASU No. EITF-13C, and requires an entity's unrecognized tax benefit to be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with one exception. That exception states that, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The ASU applies prospectively for reporting periods beginning after December 15, 2013. Retrospective application and early adoption are also permitted. We do not expect ASU No. 2013-11 to have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) regarding accounting for revenue recognition that identifies the accounting treatment for an entity's contracts with customers. Although insurance contracts are excluded from this ASU, other customer contracts of the Company would be covered. This guidance is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating this guidance, but it does not believe that there will be a material impact to the consolidated financial statements.

All other new accounting standards and updates of existing standards issued through the date of this filing were considered by management and did not relate to accounting policies and procedures pertinent or material to the Company at this time.

Note 2. Noncontrolling Interests

The effects on our equity of changes in our ownership interest in equity securities were as follows:

	Year Ended December 31,
	2014	2013
Net (loss) attributable to Midwest Holding Inc.	$(3,444,986)	$(1,954,136)
Transfers (to) from noncontrolling interest:
Increase in Midwest Holding Inc.'s additional
paid-in capital for Great Plains Financial stock
purchases, net of change in ownership	3,861,768	-
Change from net loss attributable to Midwest Holding
Inc. and transfers from noncontrolling interests	$416,782	$(1,954,136)

Note 3. Investments

The amortized cost and estimated fair value of investments classified as available-for-sale as of December 31, 2014 and 2013 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
December 31, 2014:
Fixed maturities:
U.S. government obligations	$3,670,531	$124,573	$22,350	$3,772,754
States and political subdivisions -- general obligations	1,054,400	4,971	30,363	1,029,008
States and political subdivisions -- special revenue	1,254,184	2,699	35,033	1,221,850
Corporate	13,310,436	2,071	381,929	12,930,578
Total fixed maturities	19,289,551	134,314	469,675	18,954,190
Equity securities:
Preferred corporate stock	75,000	-	-	75,000
Total equity securities	75,000	-	-	75,000
Total	$19,364,551	$134,314	$469,675	$19,029,190
December 31, 2013:
Fixed maturities:
U.S. government obligations	$2,483,199	$23,398	$43,502	$2,463,095
States and political subdivisions -- general obligations	1,147,325	-	107,030	1,040,295
States and political subdivisions -- special revenue	1,573,336	-	118,944	1,454,392
Corporate	9,728,599	2,378	498,052	9,232,925
Total fixed maturities	14,932,459	25,776	767,528	14,190,707
Equity securities:
Preferred corporate stock	75,000	-	-	75,000
Total equity securities	75,000	-	-	75,000
Total	$15,007,459	$25,776	$767,528	$14,265,707

The Company had one security that individually exceeds 10% of the total of the state and political subdivisions categories as of December 31, 2014. The amortized cost, fair value, credit rating, and description of the security is as follows:

	Amortized	Estimated
	Cost	Fair Value	Credit Rating
December 31, 2014:
Fixed maturities:
States and political subdivisions -- general obligations
Maricopa County Arizona School District No. 31	$338,923	$331,657	AA-

The following table summarizes, for all securities in an unrealized loss position at December 31, 2014 and 2013, the estimated fair value, pre-tax gross unrealized loss and number of securities by length of time that those securities have been continuously in an unrealized loss position.

	December 31, 2014			December 31, 2013
		Gross	Number		Gross	Number
	Estimated	Unrealized	of	Estimated	Unrealized	of
	Fair Value	Loss	Securities	Fair Value	Loss	Securities
Fixed Maturities:
Less than 12 months:
U.S. government obligations	$107,273	$3,963	1	$578,914	$43,502	6
States and political subdivisions --
general obligations	-	-	-	320,416	32,506	3
States and political subdivisions --
special revenue	-	-	-	653,897	56,717	11
Corporate	8,253,570	261,055	47	7,998,855	498,052	73
Greater than 12 months:
U.S. government obligations	1,096,399	18,387	8	-	-	-
States and political subdivisions --
general obligations	709,176	30,363	4	719,879	74,524	4
States and political subdivisions --
special revenue	1,052,184	35,033	9	800,495	62,227	6
Corporate	3,874,046	120,874	31	-	-	-
Total fixed maturities	$15,092,648	$469,675	100	$11,072,456	$767,528	103

Based on our review of the securities in an unrealized loss position at December 31, 2014 and 2013, no other-than-temporary impairments were deemed necessary. Management believes that the Company will fully recover its cost basis in the securities held at December 31, 2014, and management does not have the intent to sell nor is it more likely than not that the Company will be required to sell such securities until they recover or mature. The temporary impairments shown herein are primarily the result of the current interest rate environment rather than credit factors that would imply other-than-temporary impairment.

The amortized cost and estimated fair value of fixed maturities at December 31, 2014, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value
Due in one year or less	$299,317	$302,169
Due after one year through five years	2,809,511	2,833,832
Due after five years through ten years	9,180,223	9,051,032
Due after ten years	7,000,500	6,767,157
	$19,289,551	$18,954,190

The Company is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At December 31, 2014 and 2013, these required deposits had a total amortized cost of $3,824,485 and $2,967,441 and fair values of $3,918,911 and $2,912,017, respectively.

The components of net investment income for the years ended December 31, 2014 and 2013 are as follows:

	Year Ended December 31,
	2014	2013
Fixed maturities	$401,138	$398,377
Equity securities	83	32,493
Cash and short-term investments	3,965	14,804
Loss from equity method investments	(438,175)	(13,720)
Other	99,477	132,634
	66,488	564,588
Less investment expenses	(76,371)	(46,539)
	$(9,883)	$518,049

Proceeds for the years ended December 31, 2014 and 2013 from sales of investments classified as available-for-sale were $8,360,990 and $6,877,586, respectively. Gross gains of $51,222 and $145,124 and gross losses of $46,831 and $139,388 were realized on those sales during the years ended December 31, 2014 and 2013, respectively.

Midwest sold its investment in the equity securities, at cost, back to Hot Dot and Northern Plains for a gain of $90,812 and $251,104, respectively.

As of December 31, 2014, all mortgage loans were under contract to be sold. The sales were completed on January 15, 2015. The following table summarizes the activity in the mortgage loans on real estate, held for investment account for the years ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014	2013
Balance at beginning of period	$665,569	$677,011
Proceeds from payments on mortgage loans on real estate, held for investment	(3,931)	(11,442)
Proceeds from settlement on mortgage loans on real estate, held for investment	(312,252)	-
Balance at end of period	$349,386	$665,569

Note 4. Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We use valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

●	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
●	Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
●	Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the valuation inputs, or their ability to be observed, may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the period in which the reclassifications occur.

A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Fixed maturities: Fixed maturities are recorded at fair value on a recurring basis utilizing a third-party pricing source. The valuations are reviewed and validated quarterly through random testing by comparisons to separate pricing models or other third party pricing services. For the period ended December 31, 2014, there were no material changes to the valuation methods or assumptions used to determine fair values, and no broker or third party prices were changed from the values received. Securities with prices based on validated quotes from pricing services are reflected within Level 2.

Equity securities, available for sale: Equity securities consist of preferred stock of publicly traded companies. The fair values of our preferred equity securities are based on prices obtained from independent pricing services and these securities are classified within Level 2 in the fair value hierarchy.

Equity method investments: The equity method investment is comprised of the Company’s investment in Northstar. This security has no active trading and the fair value for this security is not readily determinable. Therefore, this investment has been omitted from the following fair value disclosure tables.

Cash and cash equivalents and short-term investments: The carrying value of cash and cash equivalents and short-term investments approximate the fair value because of the short maturity of the instruments.

Policy loans: Policy loans are stated at unpaid principal balances. As these loans are fully collateralized by the cash surrender value of the underlying insurance policies, the carrying value of the policy loans approximates their fair value. Policy loans are categorized as Level 3 in the fair value hierarchy.

Notes Receivable: Fair values for short-term notes receivable approximate carrying value. The carrying amount is a reasonable estimate of the fair value because of the relatively short time between the origination of the loan and its expected repayment. These receivables are categorized as Level 3 in the fair value hierarchy.

Mortgage loans on real estate, held for investment: The fair values of mortgage loans on real estate, held for investment are estimated by discounting scheduled cash flows through the scheduled maturities of the loans, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. As part of the Old Reliance purchase agreement, the seller guaranteed the performance of the mortgage loans and accordingly we believe book value is equal to fair value. Mortgage loans are categorized as Level 3 in the fair value hierarchy.

Deposit-type contracts: The fair value for direct and assumed liabilities under deposit-type insurance contracts (accumulation annuities) is calculated using a discounted cash flow approach. Cash flows are projected using actuarial assumptions and discounted to the valuation date using risk-free rates adjusted for credit risk and nonperformance risk of the liabilities. Liabilities under deposit-type insurance contracts that are wholly ceded by Capital Reserve to a non-affiliated reinsurer are carried at cash surrender value which approximates fair value. The fair values for insurance contracts other than deposit-type contracts are not required to be disclosed. These liabilities are categorized as Level 3 in the fair value hierarchy.

Surplus notes: The fair value for surplus notes is calculated using a discounted cash flow approach. Cash flows are projected utilizing scheduled repayments and discounted to the valuation date using market rates currently available for debt with similar remaining maturities. These notes are structured such that all interest is paid at maturity. In the following fair value measurement tables, the Company has included accrued interest expense of approximately $196,927 and $164,000 in carrying value of the surplus notes as of December 31, 2014 and 2013, respectively. These liabilities are categorized as Level 3 in the fair value hierarchy.

The following table presents the Company’s fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2014 and 2013.

		Significant
	Quoted	Other	Significant
	In Active	Observable	Unobservable	Estimated
	Markets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
December 31, 2014
Fixed maturities:
U.S. government obligations	$-	$3,772,754	$-	$3,772,754
States and political subdivisions — general obligations	-	1,029,008	-	1,029,008
States and political subdivisions — special revenue	-	1,221,850	-	1,221,850
Corporate	-	12,930,578	-	12,930,578
Total fixed maturities	-	18,954,190	-	18,954,190
Equity securities:
Preferred corporate stock	-	75,000	-	75,000
Total equity securities	-	75,000	-	75,000
Total	$-	$19,029,190	$-	$19,029,190
December 31, 2013
Fixed maturities:
U.S. government obligations	$-	$2,463,095	$-	$2,463,095
States and political subdivisions — general obligations	-	1,040,295	-	1,040,295
States and political subdivisions — special revenue	-	1,454,392	-	1,454,392
Corporate	-	9,232,925	-	9,232,925
Total fixed maturities	-	14,190,707	-	14,190,707
Equity securities:
Preferred corporate stock	-	75,000	-	75,000
Total equity securities	-	75,000	-	75,000
Total	$-	$14,265,707	$-	$14,265,707

There were no transfers of financial instruments between Level 1 and Level 2 during the years ended December 31, 2014 or 2013.

Accounting standards require disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring basis are discussed above. There were no financial assets or financial liabilities measured at fair value on a non-recurring basis. Equity securities carried at cost are privately placed common stocks for several recently formed holding companies organized for the purpose of forming life insurance subsidiaries. These common stocks are recorded using the cost basis of accounting. These securities have no active trading and the fair value for these securities is not readily determinable. The Company does not control these entities economically, and therefore does not consolidate these entities.

The following disclosure contains the carrying values, estimated fair values and their corresponding placement in the fair value hierarchy, for financial assets and financial liabilities as of December 31, 2014 and 2013, respectively:

	December 31, 2014
		Fair Value Measurements at Date Using
		Quoted Prices in
		Active Markets
		for Identical	Significant Other	Significant
		Assets and	Observable	Unobservable
	Carrying	Liabilities	Inputs	Inputs	Fair
	Amount	(Level 1)	(Level 2)	(Level 3)	Value
Assets:
Mortgage loans on real estate held for
investment	$349,386	$-	$-	$349,386	$349,386
Policy loans	374,186	-	-	374,186	374,186
Cash and cash equivalents	2,310,047	2,310,047	-	-	2,310,047
Liabilities:
Policyholder deposits
(Deposit-type contracts)	16,461,061	-	-	16,461,061	16,461,061
Surplus notes and accrued interest payable	746,927	-	-	739,042	739,042

	December 31, 2013
		Fair Value Measurements at Date Using
		Quoted Prices in
		Active Markets
		for Identical	Significant Other	Significant
		Assets and	Observable	Unobservable
	Carrying	Liabilities	Inputs	Inputs	Fair
	Amount	(Level 1)	(Level 2)	(Level 3)	Value
Assets:
Mortgage loans on real estate held for
investment	$665,569	$-	$-	$690,591	$690,591
Policy loans	369,513	-	-	369,513	369,513
Notes receivable	27,383	-	-	27,383	27,383
Short-term investments	1,180,314	1,180,314	-	-	1,180,314
Cash and cash equivalents	3,377,978	3,377,978	-	-	3,377,978
Liabilities:
Policyholder deposits
(Investment-type contracts)	14,739,655	-	-	14,739,655	14,739,655
Surplus notes and accrued interest payable	714,000	-	-	704,192	704,192

Note 5. Income Tax Matters

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2014 and 2013 are as follows:

	Year Ended December 31,
	2014	2013
Deferred tax assets:
Loss carry forwards	$7,598,830	$6,594,919
Capitalized costs	802,000	821,248
Unrealized losses on investments	121,110	252,196
Benefit reserves	1,239,299	1,235,692
Total deferred tax assets	9,761,238	8,904,055
Less valuation allowance	(8,112,743)	(7,132,984)
Total deferred tax assets, net of valuation allowance	1,648,495	1,771,071
Deferred tax liabilities:
Policy acquisition costs	908,021	978,902
Due premiums	220,823	222,067
Value of business acquired	249,351	279,402
Intangible assets	238,000	238,000
Property and equipment	32,300	52,700
Total deferred tax liabilities	1,648,495	1,771,071
Net deferred tax assets	$-	$-

At December 31, 2014 and 2013, the Company recorded a valuation allowance of $8,112,743 and $7,132,984, respectively, on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Loss carryforwards for tax purposes as of December 31, 2014, have expiration dates that range from 2024 through 2029.

There was no income tax expense for the years ended December 31, 2014 and 2013. This differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to pretax income, as a result of the following:

	Year Ended December 31,
	2014	2013
Computed expected income tax benefit	$(1,171,295)	$(669,045)
Increase (reduction) in income taxes resulting from:
Meals, entertainment and political contributions	24,141	29,497
Dividends received deduction	(20)	(5,452)
Noncontrolling interests	10,597	(17,632)
Other	25,732	(37,689)
	60,450	(31,276)
Tax benefit before valuation allowance	(1,110,845)	(700,321)
Change in valuation allowance	1,110,845	700,321
Net income tax expenses	$-	$-

Note 6. Reinsurance

A summary of significant reinsurance amounts affecting the accompanying consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 is as follows:

	Year Ended December 31,
	2014	2013
Balance sheets:
Benefit and claim reserves assumed	$2,678,376	$2,814,704
Benefit and claim reserves ceded	29,012,678	30,660,618

	Year Ended December 31,
	2014	2013
Statements of comprehensive income:
Premiums assumed	$35,466	$30,002
Premiums ceded	340,464	362,851
Benefits assumed	82,897	42,099
Benefits ceded	983,168	760,017
Commissions assumed	44	38
Commissions ceded	6,216	4,432

The following table provides a summary of the significant reinsurance balances recoverable on paid and unpaid policy claims by reinsurer along with the A.M. Best credit rating as of December 31, 2014:

				Recoverable on		Total Amount
		Recoverable	Recoverable	Benefit	Ceded	Recoverable
	AM Best	on Paid	on Unpaid	Reserves/Deposit-	Due	from
Reinsurer	Rating	Losses	Losses	type Contracts	Premiums	Reinsurer
SNL	NR	$-	$120,464	$16,320,256	$64,952	$16,375,768
Optimum Re Insurance Company	A-	-	19,008	474,430	-	493,438
Sagicor Life Insurance Company	A-	-	659,458	11,703,660	219,646	12,143,472
		$-	$798,930	$28,498,346	$284,598	$29,012,678

Capital Reserve has a 100% coinsurance agreement with SNL whereby 100% of the business written by Capital Reserve is ceded to SNL. At December 31, 2014 and 2013, total benefit reserves, policy claims, deposit-type contracts, and due premiums ceded by Capital Reserve to SNL were $16,375,768 and $17,294,342, respectively. Capital Reserve remains contingently liable on this ceded reinsurance should SNL be unable to meet their obligations.

During 1999, Old Reliance entered into a 75% coinsurance agreement with Sagicor Life (Sagicor) whereby 75% of the business written by Old Reliance is ceded to Sagicor. During 2000, Old Reliance coinsured the remaining 25% with Sagicor. At December 31, 2014 and 2013, total benefit reserves, policy claims, deposit-type contracts, and due premiums ceded by Old Reliance to Sagicor were $12,143,472 and $12,883,237, respectively. Old Reliance remains contingently liable on this ceded reinsurance should Sagicor be unable to meet their obligations.

The use of reinsurance does not relieve the Company of its primary liability to pay the full amount of the insurance benefit in the event of the failure of a reinsurer to honor its contractual obligation. No reinsurer of business ceded by the Company has failed to pay policy claims (individually or in the aggregate) with respect to our ceded business. At December 31, 2014, the Company had over 99% of its reinsurance recoverable amounts concentrated with two reinsurers, Sagicor and SNL. SNL, who is not rated by A.M. Best, accounted for $16.4 million of reinsurance recoverable.

The Company monitors several factors that it considers relevant to satisfy itself as to the ongoing ability of a reinsurer to meet all obligations of the reinsurance agreements. These factors include the credit rating of the reinsurer, the financial strength of the reinsurer, significant changes or events of the reinsurer, and any other relevant factors. If the Company believes that any reinsurer would not be able to satisfy its obligations with the Company, a separate contingency reserve may be established. At December 31, 2014 and 2013, no contingency reserve was established.

Note 7. Deposit-Type Contracts

The Company’s deposit-type contracts represent the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. Liabilities for these deposit-type contracts are included without reduction for potential surrender charges. This liability is equal to the accumulated account deposits, plus interest credited, and less policyholder withdrawals. The following table provides information about deposit-type contracts for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
Beginning balance	$14,739,655	$12,865,671
Change in deposit-type contracts assumed from SNL	(114,109)	(66,572)
Change in deposit-type contracts fully ceded by Capital Reserve	(578,716)	(683,070)
Deposits received	2,409,659	2,636,959
Investment earnings	403,556	253,189
Withdrawals	(398,984)	(266,522)
Ending balance	$16,461,061	$14,739,655

Under the terms of American Life’s coinsurance agreement with SNL, American Life assumes certain deposit-type contract obligations, as shown in the table above. Additionally, Capital Reserve cedes 100% of its direct business to SNL. Accordingly, this amount is presented within the corresponding single line above. The remaining deposits, withdrawals and interest credited represent those for American Life’s direct business.

Note 8. Commitments and Contingencies

Legal Proceedings: We are involved in litigation incidental to our operations from time to time. We are not presently a party to any legal proceedings other than litigation arising in the ordinary course of our business, and we are not aware of any claims that could materially affect our financial position or results of operations.

Regulatory Matters: State regulatory bodies, the SEC, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company’s compliance with laws in relation to, but not limited to, insurance and securities. The issues involved in information requests and regulatory matters vary widely. The Company cooperates in these inquiries. Agencies from the states of Arizona, Missouri, and Wyoming are currently conducting a routine regulatory examination for the period 2009 through 2012 as required by state statutes.

Office Lease: The Company leases office space in Lincoln, Nebraska under an agreement executed October 17, 2013 that expires on January 31, 2024. The Company also subleases office space for a satellite office in Kearney, Nebraska, which was executed on June 11, 2012 which we closed and cancelled in January 2015. Great Plains Financial entered into a lease on May 1, 2011 for office space in Pierre, South Dakota, which expired on April 30, 2014. Great Plains also entered into a lease on October 4, 2013 for office space in Mitchell, South Dakota, which expires on November 30, 2016. Rent expense for the years ended December 31, 2014 and 2013 was $227,182 and $175,476, respectively. Future minimum payments are as follows:

2015	$142,772
2016	137,088
2017	133,603
2018	136,557
2019	141,412
Later years	629,811
Total	$1,321,242

Note 9. Statutory Net Income and Surplus

American Life is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Arizona Department of Insurance. Likewise, Capital Reserve and Great Plains Life are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Missouri and South Dakota Departments of Insurance, respectively. Statutory practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. The following table summarizes the statutory net loss and statutory capital and surplus of American Life, Capital Reserve, and Great Plains Life as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013. The amounts below as of and for the year ended December 31, 2013 are based on the respective company’s audited statutory financial statements. The audits of the companies’ statutory financial statements as of and for the year ended December 31, 2014 are expected to be completed by May 31, 2015.

	Statutory Capital and Surplus as of December 31,
	2014	2013
American Life	$2,422,917	$1,865,200
Capital Reserve	$1,332,771	$1,259,746
Great Plains Life	$2,025,982	$2,158,481

	Statutory Net Loss for the Years Ended December 31,
	2014	2013
American Life	$1,580,355	$20,497
Capital Reserve	$123,940	$115,884
Great Plains Life	$112,891	$123,023

Note 10. Surplus Notes

The following provides a summary of the Company’s surplus notes along with issue dates, maturity dates, face amounts, and interest rates as of December 31, 2014:

Creditor	Issue Date	Maturity Date	Face Amount	Interest Rate
David G. Elmore	September 1, 2006	September 1, 2016	$250,000	7%
David G. Elmore	August 4, 2011	August 1, 2016	300,000	5%

Any payments and/or repayments must be approved by the Arizona Department of Insurance. As of December 31, 2014, the Company has accrued $196,927 of interest expense under accounts payable and accrued expenses on the consolidated balance sheet. During the first quarter of 2013, the repayment of the interest and principal on a portion of the surplus notes was approved by the Arizona Department of Insurance. On January 4, 2013, the Company paid down $100,000 of principal and approximately $7,000 of accrued interest. No payments were made during 2014.

Note 11. Investment in Pacific Northwest Capital Corporation

During the first quarter of 2014, we purchased additional shares of Pacific Northwest Capital Corporation (Pacific Northwest). The purchase increased our total investment in Pacific Northwest to 850,000 shares. Our aggregate ownership percentage increased to approximately 22.4%.

As a result of the increased ownership of Pacific Northwest, the Company changed its method of carrying the investment from cost to equity as required by generally accepted accounting principles. Under the equity method, the Company records its proportionate share of the earnings of Pacific Northwest. The effect of the change in accounting method for the year ended December 31, 2013, was to increase loss before provision for incomes taxes and net loss by $3,697. The Company’s financial statements have been restated to present its equity method investment in Pacific Northwest as of the earliest period presented. For the effect of retroactive application of the equity method, equity securities available for sale and accumulated deficit were decreased by $3,697 for the year ended December 31, 2013. Equity securities available for sale and accumulated deficit were decreased by $11,380 for the year ended December 31, 2012. Therefore, equity and securities available for sale and accumulated deficit were decreased by a total of $15,077 as of the beginning of fiscal year 2014 for the effect of the retroactive application of the equity method.

Note 12. Related Party Transactions

American Life had a general agent contract with a corporation owned by an officer of Midwest. The agreement, which was approved by the Board of Directors of Midwest and American Life, specifies that the corporation, a licensed insurance agency, shall receive an override commission on business written in exchange for managing the Company’s marketing. In addition, the agency must pay for all sales conventions, contests, prizes, awards and training seminars. This agreement was terminated in October 2011.

The Company commenced its third party administrative (“TPA”) services in 2012 as an additional revenue source. These services are offered to the Company’s subsidiaries and to non-consolidated entities. These agreements, for various levels of administrative services on behalf of each company, generate fee income for the Company. Services provided vary based on their needs and can include some or all aspects of back-office accounting and policy administration. We have been able to perform our TPA services using our existing in-house resources. Fees earned during the years ended December 31, 2014 and 2013 amounted to $295,093 and $238,947, respectively.

Note 13. Subsequent Events

All of the effects of subsequent events that provide additional evidence about conditions that existed at December 31, 2014, including the estimates inherent in the process of preparing consolidated financial statements, are recognized in the consolidated financial statements. The Company does not recognize subsequent events that provide evidence about conditions that did not exist at the date of the consolidated financial statements but arose after, but before the consolidated financial statements were available to be issued. In some cases, non-recognized subsequent events are disclosed to keep the consolidated financial statements from being misleading.

The Company has evaluated subsequent events through the date that the consolidated financial statements were issued. At the end of 2014, two mortgage loans were under contract to be sold. The sale was finalized during January 2015.

Midwest Holding Inc. and Subsidiaries
Investments Other Than Related Parties
December 31, 2014

			Amount
			Recognized in
	Amortized		Consolidated
	Cost	Fair Value	Balance Sheets
Type of Investment
Fixed maturity securities, available for sale:
U.S. government obligations	$3,670,531	$3,772,754	$3,772,754
States and political subdivisions -- general obligations	1,054,400	1,029,008	1,029,008
States and political subdivisions -- special revenue	1,254,184	1,221,850	1,221,850
Corporate	13,310,436	12,930,578	12,930,578
Total fixed maturity securities	$19,289,551	$18,954,190	$18,954,190

Equity securities
Preferred corporate stock	75,000	75,000	75,000
Total equity securities	75,000	75,000	75,000

Equity method investments	978,744		978,744
Equity securities, at cost	124,250		124,250
Mortgage loans on real estate, held for investment	349,386		349,386
Real estate, held for investment	541,809		541,809
Policy loans	374,186		374,186
Total Investments	$21,732,926		$21,397,565

See accompanying Report of Independent Registered Public Accounting Firm

Midwest Holding Inc. and Subsidiaries
Condensed Financial Information
Parent Only Balance Sheets
December 31, 2014 and 2013

	As of December 31,
	2014	2013
Assets:
Investment in subsidiaries (1)	$5,988,239	$5,483,331
Equity method investments	978,744	1,800,859
Equity securities, at cost	124,250	193,673
Notes receivable	-	27,383
Total investments	7,091,233	7,505,246
Cash and cash equivalents	1,132,057	50,112
Property and equipment, net	85,654	68,584
Other assets	243,066	165,059
Total assets	$8,552,009	$7,789,001
Liabilities and Stockholders' Equity
Liabilities:
Accounts payable and accrued expenses	515,275	1,112,610
Total liabilities	515,275	1,112,610
Stockholders' Equity:
Preferred stock, Series A	74	74
Preferred stock, Series B	103	-
Common stock	13,168	9,121
Additional paid-in capital	29,583,631	25,131,714
Stock subscription receivable	-	(1,917)
Accumulated deficit	(21,167,496)	(17,722,510)
Accumulated other comprehensive loss	(392,745)	(740,091)
Total Midwest Holding Inc.'s stockholders' equity	8,036,735	6,676,391
Total liabilities and stockholders' equity	$8,552,009	$7,789,001

See accompanying Report of Independent Registered Public Accounting Firm

Midwest Holding Inc. and Subsidiaries
Condensed Financial Information
Parent Only Income Statement
December 31, 2014 and 2013

	As of December 31,
	2014	2013
Income:
Investment (loss) income, net of expenses	$(443,847)	$2,382
Net realized gain on investments	341,914	-
Miscellaneous income	630,690	583,202
	528,757	585,584

Expenses:
General	1,940,913	2,054,302

Loss before income tax expense	(1,412,156)	(1,468,718)
Income tax expense	-	-
Loss before equity in loss of consolidated subsidiaries	(1,412,156)	(1,468,718)
Equity in loss of consolidated subsidiaries	(2,032,830)	(485,418)
Net loss attributable to Midwest Holding Inc.	$(3,444,986)	$(1,954,136)

Comprehensive loss:
Unrealized gains (losses) on investments arising during period	347,346	(675,739)
Less: reclassification adjustment for net realized gains on investments	-	-
Other comprehensive income (loss)	347,346	(675,739)
Comprehensive loss attributable to Midwest Holding Inc.	$(3,097,640)	$(2,629,875)

See accompanying Report of Independent Registered Public Accounting Firm

Midwest Holding Inc. and Subsidiaries
Condensed Financial Information
Parent Only Cash Flows
December 31, 2014 and 2013

	Year Ended December 31,
	2014	2013
Cash Flows from Operating Activities:
Net loss	$(3,444,986)	$(1,954,136)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:
Equity in net loss of consolidated subsidiaries	(1,199,861)	1,002,153
Depreciation	43,825	39,687
Net realized gain on investments	(341,914)	-
Loss from equity method investments	438,175	13,720
Non-cash compensation expense	1,917	11,500
Other assets and liabilities	(675,343)	993,397
Net cash (used in) provided by operating activities	(5,178,187)	106,321
Cash Flows from Investing Activities:
Securities available for sale:
Sales, maturities and calls	-	9,000
Equity securities carried at cost:
Purchases	(61,383)	-
Proceeds from equity securities carried at cost	1,955,500	-
Net change in notes receivable	27,383	-
Merger of Great Plains Investment in New Mexico Capital Corporation	(20,000)	-
Purchases of property and equipment	(60,895)	(2,335)
Net cash provided by investing activities	1,840,605	6,665
Cash Flows from Financing Activities:
Repurchases of common stock	(58,252)	(215,783)
Proceeds from issuance of preferred stock	616,012	-
Net transfers from noncontrolling interest	3,861,767	-
Net cash provided by (used in) financing activities	4,419,527	(215,783)
Net increase (decrease) in cash and cash equivalents	1,081,945	(102,797)
Cash and cash equivalents:
Beginning	50,112	152,909
Ending	$1,132,057	$50,112

See accompanying Report of Independent Registered Public Accounting Firm

Midwest Holding Inc. (Parent Company)
Condensed Financial Information of Registrant
Supplement Cash Flow Information

	2014	2013
Supplemental Disclosure of Non-Cash Information
Exchange of common stock for non-controlling interest	$3,861,767	$-

Midwest Holding Inc. and Subsidiaries
Condensed Financial Information
Supplementary Insurance Information
December 31, 2014 and 2013

	As of December 31, 2014			For the Year Ended December 31, 2014
		Future Policy				Death and	Amortization
		Benefits,				Other Benefits	of Deferred
	Deferred Policy	Claims and			Net	and Increase	Policy	Other
	Acquisition	Deposit-type	Advance	Premium	Investment	in Benefit	Acquisition	Operating
	Costs	Contracts	Premiums	Revenue	Income (Loss)	Reserves	Costs	Expenses
Life Insurance	$2,646,970	$50,816,924	$82,504	$4,007,810	$(9,883)	$2,399,644	$625,680	$5,514,060

	As of December 31, 2013			For the Year Ended December 31, 2013
		Future Policy				Death and	Amortization
		Benefits,				Other Benefits	of Deferred
	Deferred Policy	Claims and			Net	and Increase	Policy	Other
	Acquisition	Deposit-type	Advance	Premium	Investment	in Benefit	Acquisition	Operating
	Costs	Contracts	Premiums	Revenue	Income (Loss)	Reserves	Costs	Expenses
Life Insurance	$2,722,819	$49,135,203	$87,850	$4,331,329	$518,049	$1,959,402	$861,840	$4,501,817

See accompanying Report of Independent Registered Public Accounting Firm

Midwest Holding Inc. and Subsidiaries
Condensed Financial Information
Reinsurance Information
December 31, 2014 and 2013

					Percentage
			Assumed		of Amount
		Ceded to Other	from Other		Assumed to
	Gross Amount	Companies	Companies	Net Amount	Net
Year ended December 31, 2014

Life insurance in force	245,498,000	141,321,000	13,913,000	118,090,000	11.78%

Life insurance premiums	$4,312,808	$340,464	$35,466	$4,007,810	0.88%

Year ended December 31, 2013

Life insurance in force	274,944,000	153,161,000	2,605,000	124,388,000	2.09%

Life insurance premiums	$4,664,178	$362,851	$30,002	$4,331,329	0.69%

See accompanying Report of Independent Registered Public Accounting Firm

Midwest Holding Inc. and Subsidiaries
Condensed Financial Information
Valuation of Qualifying Accounts
December 31, 2014 and 2013

	Year Ended December 31,
	2014	2013
Accumulated Depreciation:
Beginning of the year	545,646	377,664
Depreciation expense	174,658	167,982
Disposals	7,137	-
End of the year	$713,166	$545,646

See accompanying Report of Independent Registered Public Accounting Firm

Midwest Holding Inc. and Subsidiaries
Consolidated Balance Sheets
(unaudited)

	September 30, 2015	December 31, 2014
Assets
Investments, available for sale, at fair value
Fixed maturities (amortized cost: $21,351,582 and $19,289,551, respectively)	$20,598,543	$18,954,190
Equity securities (cost: $0 and $75,000, respectively)	-	75,000
Equity method investments	875,858	978,744
Equity securities, at cost	115,250	124,250
Mortgage loans on real estate, held for investment	-	349,386
Real estate, held for investment	532,779	541,809
Policy loans	418,422	374,186
Total investments	22,540,852	21,397,565
Cash	1,209,132	2,310,047
Amounts recoverable from reinsurers	27,664,804	29,012,678
Interest and dividends due and accrued	220,749	192,879
Due premiums	675,810	649,478
Deferred acquisition costs, net	2,825,637	2,646,970
Value of business acquired, net	1,598,797	1,763,952
Intangible assets	700,000	700,000
Goodwill	1,129,824	1,129,824
Property and equipment, net	213,704	329,835
Other assets	477,132	293,890
Total assets	$59,256,441	$60,427,118
Liabilities and Stockholders' Equity
Liabilities:
Benefit reserves	$33,618,785	$33,310,360
Policy claims	658,332	1,045,503
Deposit-type contracts	17,765,124	16,461,061
Advance premiums	62,402	82,504
Total policy liabilities	52,104,643	50,899,428
Accounts payable and accrued expenses	804,576	940,955
Surplus notes	550,000	550,000
Total liabilities	53,459,219	52,390,383
Commitments and Contingencies (See Note 7)
Stockholders' Equity:
Preferred stock, Series A, $0.001 par value. Liquidation preference $6.00 per share.
Authorized 2,000,000 shares; issued and outstanding 74,159 shares
as of September 30, 2015 and December 31, 2014.	74	74
Preferred stock, Series B, $0.001 par value. Liquidation preference $6.00 per share.
Authorized 1,000,000 shares; issued and outstanding 102,669 shares
as of September 30, 2015 and December 31, 2014.	103	103
Common stock, $0.001 par value. Authorized 120,000,000 shares;
issued and outstanding 13,238,901 as of September 30, 2015
and 13,167,654 shares as of December 31, 2014.	13,239	13,168
Additional paid-in capital	29,777,684	29,583,631
Accumulated deficit	(23,240,558)	(21,167,496)
Accumulated other comprehensive loss	(753,320)	(392,745)
Total stockholders' equity	5,797,222	8,036,735
Total liabilities and stockholders' equity	$59,256,441	$60,427,118

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Income:
Premiums	$819,017	$942,162	$2,691,122	$2,915,450
Investment income, net of expenses	78,686	45,400	374,431	(11,692)
Net realized (loss) gain on investments	(16,088)	104,741	(12,383)	99,080
Miscellaneous income	53,963	87,413	153,207	249,455
	935,578	1,179,716	3,206,377	3,252,293
Expenses:
Death and other benefits	194,398	184,587	655,697	861,950
Interest credited	105,657	107,288	361,255	299,797
Increase in benefit reserves	74,051	419,087	572,602	795,600
Amortization of deferred acquisition costs	119,282	141,196	373,132	467,290
Salaries and benefits	438,128	637,761	1,429,963	1,782,497
Other operating expenses	473,919	576,069	1,886,790	2,294,897
	1,405,435	2,065,988	5,279,439	6,502,031
Loss before income tax expense	(469,857)	(886,272)	(2,073,062)	(3,249,738)
Income tax expense	-	-	-	-
Net loss	(469,857)	(886,272)	(2,073,062)	(3,249,738)
Less: Loss attributable to noncontrolling interest	-	(25,085)	-	(460,919)
Net loss attributable to Midwest Holding Inc.	$(469,857)	$(861,187)	$(2,073,062)	$(2,788,819)
Comprehensive income:
Unrealized (losses) gains on investments
arising during period	128,952	(44,989)	(372,958)	412,993
Less: reclassification adjustment for net
realized (gains) losses on investments	16,088	(104,741)	12,383	(99,080)
Other comprehensive income	145,040	(149,730)	(360,575)	313,913
Less: Comprehensive income attributable to noncontrolling interest	-	(17,288)	-	36,540
Total comprehensive income attributable to Midwest Holding Inc.	145,040	(132,442)	(360,575)	277,373
Comprehensive loss attributable to Midwest Holding Inc.	$(324,817)	$(993,629)	$(2,433,637)	$(2,511,446)
Net loss attributable to Midwest Holding Inc.
per common share, basic and diluted	$(0.04)	$(0.08)	$(0.16)	$(0.32)

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months ended September 30,
	2015	2014
Cash Flows from Operating Activities:
Net loss	$(2,073,062)	$(2,788,819)
Adjustments to reconcile net loss to net cash and cash equivalents provided by
(used in) operating activities:
Net adjustment for premium and discount on investments	124,192	117,007
Depreciation and amortization	294,248	214,738
Deferred acquisition costs capitalized	(524,000)	(441,879)
Amortization of deferred acquisition costs	373,132	467,290
Net realized (gain) loss on investments	12,383	(99,080)
Loss from equity method investments	95,650	315,000
Non-cash compensation expense	-	1,917
Changes in operating assets and liabilities:
Amounts recoverable from reinsurers	1,347,874	1,176,392
Interest and dividends due and accrued	(27,870)	(953)
Due premiums	(26,332)	32,606
Policy liabilities	(43,008)	(165,257)
Other assets and liabilities	(319,621)	(217,242)
Net cash (used in) operating activities	(766,414)	(1,388,280)
Cash Flows from Investing Activities:
Securities available for sale:
Purchases	(12,498,330)	(9,511,327)
Proceeds from sale or maturity	10,374,724	7,447,297
Equity securities carried at cost:
Purchases	-	(27,383)
Proceeds from sale or maturity	9,000	1,143,500
Proceeds from payments on mortgage loans on real estate, held for investment	349,386	7,359
Net change in policy loans	(44,236)	(136,101)
Net change in notes receivable	-	27,383
Net change in short-term investments	633	115,334
Purchases of property and equipment	(4,566)	(107,444)
Net cash (used in) investing activities	(1,813,389)	(1,041,382)
Cash Flows from Financing Activities:
Repurchases of common stock	-	(58,251)
Issuance of preferred stock	286,722	610,011
Preferred stock dividend	(56,057)	-
Net transfers from non-controlling interest	-	(460,919)
Receipts on deposit-type contracts	1,725,623	1,705,351
Withdrawals on deposit-type contracts	(477,400)	(292,703)
Net cash provided by financing activities	1,478,888	1,503,489
Net (decrease) increase in cash and cash equivalents	(1,100,915)	(926,173)
Cash and cash equivalents:
Beginning	2,310,047	3,377,978
Ending	$1,209,132	$2,451,805

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of operations: Midwest Holding Inc. and its wholly owned subsidiaries (“Midwest” or the “Company,” which also may be referred to as “we,” “our” or “us”) operate multiple insurance businesses through one business segment. These insurance companies are: American Life and Security Corporation (“American Life”), Capital Reserve Life Insurance Company (“Capital Reserve”), and Great Plains Life Assurance Company (“Great Plains”). Through these insurance companies we sell traditional, non-traditional and multi-benefit life insurance policies.

Basis of presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions from the Securities and Exchange Commission (“SEC”) Quarterly Report on Form 10-Q, including Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. Therefore, the information contained in the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2104 (“2014 Form 10-K”), should be read in connection with the reading of these interim unaudited consolidated financial statements.

In the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the Company’s results. Operating results for the nine month period ended September 30, 2015, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2015. All material inter-company accounts and transactions have been eliminated in consolidation and certain immaterial reclassifications have been made to the prior period results to conform to the current period’s presentation with no impact on results of operations or total stockholders’ equity.

Investments: All fixed maturities and a portion of the equity securities owned by the Company are considered available-for-sale and are included in the consolidated financial statements at their fair value as of the financial statement date. Bond premiums and discounts are amortized using the scientific-yield method over the term of the bonds. Realized gains and losses on securities sold during the year are determined using the specific identification method. Unrealized holding gains and losses, net of applicable income taxes and deferred acquisition costs, are included in comprehensive loss.

Declines in the fair value of available for sale securities below their amortized cost are evaluated to assess whether any other-than-temporary impairment loss should be recorded. In determining if these losses are expected to be other-than-temporary, we consider severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer, issuer credit ratings and the intent and ability of us to hold the investment until the recovery of the cost.

The recognition of other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If the Company intends to sell a security or it is more likely than not that the Company would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the statement of comprehensive income as an other-than-temporary impairment. If the Company does not expect to recover the amortized basis, does not plan to sell the security and if it is not more likely than not that the Company would be required to sell a security before the recovery of its amortized cost, the recognition of the other-than-temporary impairment is bifurcated by recognizing the credit loss portion in the income statement and the noncredit loss portion in accumulated other comprehensive loss.

The credit component of the other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default. No other-than-temporary impairments were recognized during the nine months ended September 30, 2015 or 2014.

Included within the Company’s equity securities carried at cost and equity method investments are certain privately purchased shares of common stock for a small number of holding companies organized for the purpose of forming life insurance subsidiaries. These shares are recorded using cost basis or the equity method of accounting, depending on the facts and circumstances of each investment. These securities do not have a readily determinable fair value. The Company does not control these entities economically, and therefore does not consolidate these entities. The Company reports the earnings from its privately purchased shares of common stock accounted for under the equity method in net investment income.

Investment income consists of interest, dividends, gains and losses from equity method investments, and real estate income, which are recognized on an accrual basis and amortization of premiums and discounts.

Mortgage loans on real estate, held for investment: Mortgage loans on real estate, held for investment are carried at unpaid principal balances. Interest income on mortgage loans on real estate, held for investment is recognized in net investment income at the contract interest rate when earned. As of September 30, 2015, the Company held no investments in these types of mortgage loans.

Policy loans: Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned. No valuation allowance is established for these policy loans as the amount of each such loan is fully secured by the death benefit of the policy and cash surrender value.

Short-term investments: Short-term investments are stated at cost and consist of certificates of deposit issued by financial institutions. At September 30, 2015 and December 31, 2014, the Company did not have any short-term investments.

Real estate, held for investment: Real estate, held for investment is comprised of ten condominiums in Hawaii. This real estate is carried at depreciated cost. Depreciation on residential real estate is computed on a straight-line basis over 50 years.

Cash: The Company considers all liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company has cash on deposit with financial institutions which at times may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not suffered any losses in the past and does not believe it is exposed to any significant credit risk regarding these balances.

Deferred acquisition costs: Deferred acquisition costs (“DAC”) consist of incremental direct costs, net of amounts ceded to reinsurers, that result directly from and are essential to the contract acquisition transaction and would not have been incurred by the Company had the contract acquisition not occurred. These costs are capitalized, to the extent recoverable, and amortized over the life of the premiums produced. The Company evaluates the types of acquisition costs it capitalizes. The Company capitalizes agent compensation and benefits and other expenses that are directly related to the successful acquisition of contracts. The Company also capitalizes expenses directly related to activities performed by the Company, such as underwriting, policy issuance, and processing fees incurred in connection with successful contract acquisitions. DAC is adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available for sale.

Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense. The Company performs a recoverability analysis annually in the fourth quarter of its fiscal year unless events occur which require an immediate review. The Company determined in its December 31, 2014 analysis that all deferred acquisition costs were recoverable. No events occurred in the nine months ended September 30, 2015 that suggested a review should be undertaken.

The following table provides information about deferred acquisition costs for the periods ended September 30, 2015 and December 31, 2014, respectively:

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2015	2014
Balance at beginning of period	$2,646,970	$2,722,819
Capitalization of commissions, sales and issue expenses	524,000	549,831
Change in DAC due to unrealized investment losses	27,799	-
Gross amortization	(373,132)	(625,680)
Balance at end of period	$2,825,637	$2,646,970

Value of business acquired: Value of business acquired represents the estimated value assigned to purchased companies or insurance in force of the assumed policy obligations at the date of acquisition of a block of policies. As discussed in the 2014 Form 10-K, Note 1. - Nature of Operations and Summary of Significant Accounting Principles, American Life purchased Capital Reserve during 2010, resulting in an initial capitalized asset for value of business acquired of $116,326. Additionally, the Company paid an upfront ceding commission of $375,000 to Security National Life (“SNL”) in respect of the purchase of Capital Reserve. An initial asset was established for the value of this business acquired totaling $348,010, representing primarily the ceding commission. The agreement has an automatic renewal provision unless the Company notifies SNL of its intention not to renew, no less than 180 days prior to the expiration of the then current agreement. Each automatic renewal period is for one year. This reinsurance remains in place. Midwest acquired Great Plains Financial and established an asset for value of business acquired of $1,288,207. These assets are being amortized on a straight-line basis, which approximates the earnings pattern of the related policies, over ten years. The Company recognized amortization expense of $43,813 and $131,441 for each of the three and nine months ended September 30, 2015 and 2014 relative to these transactions.

Additionally, American Life purchased Old Reliance Insurance Company (“Old Reliance”) in August 2011, resulting in an initial capitalized asset for value of business acquired of $824,485. This asset is being amortized over the life of the related policies (see “revenue recognition and related expenses” discussed below regarding amortization methods). Amortization recognized during the three months ended September 30, 2015 and 2014 totaled $14,002 and $16,614, respectively. Amortization recognized during the nine months ended September 30, 2015 and 2014 totaled $33,714 and $37,679, respectively.

The Company performs a recoverability analysis annually in the fourth quarter of its fiscal year unless events occur which require an immediate review. Recoverability of value of business acquired is evaluated by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense. No events occurred in the nine months ended September 30, 2015 that suggested a review should be undertaken.

Goodwill and Other Intangible Assets: Goodwill represents the excess of the amounts paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill is tested for impairment at least annually in the fourth quarter or more frequently if events or circumstances change that would indicate that a triggering event has occurred. No events occurred in the nine months ended September 30, 2015 that suggest a review should be undertaken.

The Company assesses the recoverability of indefinite-lived intangible assets at least annually or whenever events or circumstances suggest that the carrying value of an identifiable indefinite-lived intangible asset may exceed the sum of the future discounted cash flows expected to result from its use and eventual disposition. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No events occurred in the nine months ended September 30, 2015 that suggest a review should be undertaken.

Property and equipment: Property and equipment are stated at cost net of accumulated depreciation. Annual depreciation is primarily computed using straight-line methods for financial reporting and straight-line and accelerated methods for tax purposes. Furniture and equipment is depreciated over 3 to 7 years and computer software and equipment is generally depreciated over 3 years. Depreciation expense totaled $37,230 and $44,393 for the three months ended September 30, 2015 and 2014, respectively. Depreciation expense totaled $120,063 and $133,203 for the nine months ended September 30, 2015 and 2014, respectively. Accumulated depreciation totaled $829,318 and $713,166 as of September 30, 2015 and December 31, 2014, respectively.

Maintenance and repairs are expensed as incurred. Replacements and improvements which extend the useful life of an asset are capitalized. The net book value of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in earnings.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an asset may not be recoverable and exceeds estimated future undiscounted cash flows of the asset. A recognized impairment loss reduces the carrying amount of the asset to its fair value. No such events occurred in the nine months ended September 30, 2015 that would indicate the carrying amounts may not be recoverable.

Reinsurance: In the normal course of business, the Company seeks to limit any single exposure to losses on large risks by purchasing reinsurance. The amounts reported in the consolidated balance sheets as reinsurance recoverable include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverable on unpaid losses is estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverable. Management believes the recoverables are appropriately established. The Company generally strives to diversify its credit risks related to reinsurance ceded. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company’s primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers including their activities with respect to claim settlement practices and commutations, and establishes allowances for uncollectible reinsurance recoverable as appropriate. There were no such allowances as of September 30, 2015 or December 31, 2014.

Benefit reserves: The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and annuities. Generally, amounts are payable over an extended period of time. Liabilities for future policy benefits of traditional life insurance have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than initially expected. Mortality assumptions are based on industry experience expressed as a percentage of standard mortality tables.

Policy claims: Policy claims are based on reported claims plus estimated incurred but not reported claims developed from trends of historical data applied to current exposure.

Deposit-type contracts: Deposit-type contracts consist of amounts on deposit associated with deferred annuity riders, premium deposit funds and supplemental contracts without life contingencies.

Income taxes: At September 30, 2015, the Company had net operating loss carryforwards for federal income tax purposes of approximately $23,400,000 that expire in the years 2025 through 2035. The Company has provided a significant valuation allowance against the value of the related deferred tax asset since it is more likely than not that the full benefit will not be realized. See Note 4 for further information. Utilization of a portion of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. Due to the net loss for the three and nine months ended September 30, 2015 and 2014, the Company has recorded no income tax expense or benefit in any of these periods.

Revenue recognition and related expenses: Revenues on traditional life insurance products consist of direct and assumed premiums reported as earned when due.

Amounts received as payment for annuities and/or non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services and cost of insurance, which are recognized over the period of the contracts, and included in revenue. Deposits are shown as a financing activity in the Consolidated Statements of Cash Flows.

Amounts received under our multi-benefit policy form are allocated to the life insurance portion of the multi-benefit life insurance arrangement and the annuity portion based upon the signed policy.

Liabilities for future policy benefits are provided and acquisition costs are amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts, which generally remain in force for the lifetime of the insured.

Comprehensive loss: Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses from marketable securities classified as available for sale, net of applicable taxes.

Common and preferred stock and earnings (loss) per share: The par value per common share is $0.001 with 100,000,000 common shares and 20,000,000 preferred shares authorized. At September 30, 2015 and December 31, 2014, the Company had 13,238,901 and 13,167,654 voting common shares issued and outstanding, respectively. At September 30, 2015 and December 31, 2014, the Company had 1,179 warrants outstanding. The warrants are exercisable through December 31, 2016 for 10 shares of voting common stock at an exercise price of $6.50 per share.

The Class A preferred shares are non-cumulative, non-voting and convertible by the holder to voting common shares after May 2016, at a rate of 1.3 common shares for each preferred share (subject to customary anti-dilution adjustments). There is no stated dividend rate on the Class A shares, but the holders of Class A shares will receive a dividend on each outstanding share of Class A preferred stock in an amount equal to the amount of the dividend payable on each share of common stock. The par value per preferred share is $0.001 with 2,000,000 shares authorized. At September 30, 2015 and December 31, 2014, the Company had 74,159 Class A preferred shares issued and outstanding.

The Class B preferred shares are non-cumulative, non-voting and convertible by the holder to voting common shares after May 1, 2017 at a rate of 2.0 common shares for each preferred share. The Company may only affect a conversion through a deemed liquidation or initial public offering. The par value per preferred share is $0.001 with 1,000,000 shares authorized. The stated annual dividend rate on the Class B preferred shares is 7%, commencing after December 31, 2014. Dividends were paid during the three month and nine months ended September 30, 2015 of $21,560 and $56,057, respectively. At September 30, 2015, and December 31, 2014, the Company had 102,669 Class B preferred shares issued and outstanding.

Earnings (loss) per share attributable to the Company’s common stockholders were computed based on the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding during the three months ended September 30, 2015 and 2014 were 13,238,901 and 9,120,239 shares, respectively. The weighted average number of shares outstanding during the nine months ended September 30, 2015 and 2014 were 13,227,274 and 9,807,554, respectively.

In June 2013, the FASB issued proposed Accounting Standards Update, Insurance Contracts (Topic 834) (“2013 proposed Update”). The objectives of the amendments in the 2013 proposed Update were to (1) increase the decision usefulness of the information about a reporting entity’s insurance liabilities, including the nature, amount, timing, and uncertainty of cash flows related to those liabilities and the effect of those cash flows on the statement of comprehensive income, and (2) improve comparability between reporting entities, regardless of the type of entity issuing the contract. The guidance in the 2013 proposed Update included different recognition and measurement models for both long-duration contracts and short-duration contracts. The Company is currently evaluating this guidance to determine the impact to its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) regarding accounting for revenue recognition that identifies the accounting treatment for an entity's contracts with customers. Although insurance contracts are excluded from this ASU, other customer contracts of the Company would be covered. This guidance is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating this guidance, but it does not believe that there will be a material impact to its consolidated financial statements.

All other new accounting standards and updates of existing standards issued through the date of this filing were considered by management and did not relate to accounting policies and procedures pertinent or material to the Company at this time.

Risk and uncertainties: Certain risks and uncertainties are inherent in our day-to-day operations and in the process of preparing our consolidated financial statements. The more significant of those risks and uncertainties, as well as the Company’s method for mitigating the risks, are presented below and throughout the notes to the consolidated financial statements.

●

Estimates—The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, deferred acquisition costs, value of business acquired, goodwill, and future contract benefits.

●

Reinsurance—Reinsurance contracts do not relieve us from our obligations to insureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible when necessary. We evaluate the financial condition of our reinsurers to minimize our exposure to losses from reinsurer insolvencies. Management believes that any liabilities arising from this contingency would not be material to the Company’s financial position.

●

Investment Risk—The Company is exposed to risks that issuers of securities owned by the Company will default or that interest rates will change and cause a decrease in the value of our investments. As interest rates decline, the velocity at which these securities pay down the principal may increase. Management mitigates these risks by investing in investment-grade securities and by matching maturities of our investments with the anticipated payouts of our liabilities.

●

Liquidity Risk—The Company has investments in development stage companies, which are either seeking to raise capital to form life insurance subsidiaries in their respective states of incorporation (Idaho, Minnesota and New Mexico). The shares have very limited marketability for an indefinite period of time. There is not currently, and may never be, a public market in these securities, and there is no assurance that any of these securities will ever become publicly traded or that an active trading market will develop or be sustained. Consequently, we may not be able to liquidate our investment in these securities.

●

Interest Rate Risk—Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs. The Company attempts to mitigate its exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations. Due to the composition of our book of insurance business, we believe it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

●

Credit Risk—The Company is exposed to credit risk through counterparties and within its investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. The Company manages its credit risk through established investment policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

●

Regulatory Factors—The Company is highly regulated by the jurisdictions in which our insurance subsidiaries are domiciled and licensed to conduct business. Such regulations, among other things, limit the amount of rate increases on policies and impose restrictions on the amount and type of investments and the minimum surplus required to conduct business in the state. The impact of the regulatory initiatives in response to the recent financial crisis, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, could subject the Company to substantial additional regulation.

●

Vulnerability Due to Certain Concentrations—We monitor economic and regulatory developments that have the potential to impact our business. Federal legislation has allowed banks and other financial organizations to have greater participation in insurance businesses. This legislation may present an increased level of competition for sales of our products.

Note 2. Investments

See Note 1 in our 2014 Form 10-K for information regarding our accounting policy relating to available-for-sale (“AFS”) securities, which also includes additional disclosures regarding our fair value measurements.

The cost or amortized cost and estimated fair value of investments classified as available-for-sale as of September 30, 2015 and December 31, 2014 are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
September 30, 2015:
Fixed maturities:
U.S. government obligations	$3,715,486	$14,412	$27,767	$3,702,131
States and political subdivisions -- general obligations	392,324	8	4,424	387,908
States and political subdivisions -- special revenue	146,265	1,968	1,282	146,951
Corporate	17,097,507	1,865	737,819	16,361,553
Total fixed maturities	$21,351,582	$18,253	$771,292	$20,598,543
December 31, 2014:
Fixed maturities:
U.S. government obligations	$3,670,531	$124,573	$22,350	$3,772,754
States and political subdivisions -- general obligations	1,054,400	4,971	30,363	1,029,008
States and political subdivisions -- special revenue	1,254,184	2,699	35,033	1,221,850
Corporate	13,310,436	2,071	381,929	12,930,578
Total fixed maturities	19,289,551	134,314	469,675	18,954,190
Equity securities:
Preferred corporate stock	75,000	-	-	75,000
Total equity securities	75,000	-	-	75,000
Total	$19,364,551	$134,314	$469,675	$19,029,190

The Company has four securities that individually exceed 10% of the total of the state and political subdivisions categories as of September 30, 2015. The amortized cost, fair value, credit ratings, and description of the security is as follows:

	Amortized	Estimated
	Cost	Fair Value	Credit Rating
September 30, 2015:
Fixed maturities:
States and political subdivisions -- general obligations
Maricopa County Arizona School District No. 31	$337,047	$332,623	AA
Dolton Illinois	55,277	55,285	AA
States and political subdivisions -- special revenue
Pennington Cnty SD CTFS Tax	65,824	65,152	AA-
South Dakota ST Health & RV	54,858	56,826	AA-
Total	$513,006	$509,886

The following table summarizes, for all securities in an unrealized loss position at September 30, 2015 and December 31, 2014, the estimated fair value, pre-tax gross unrealized loss and number of securities by length of time that those securities have been continuously in an unrealized loss position.

	September 30, 2015			December 31, 2014
		Gross	Number		Gross	Number
	Estimated	Unrealized	of	Estimated	Unrealized	of
	Fair Value	Loss	Securities	Fair Value	Loss	Securities
Fixed Maturities:
Less than 12 months:
U.S. government obligations	$2,567,694	$24,291	12	$107,273	$3,963	1
States and political subdivisions --
special revenue	65,152	671	1	-	-	-
Corporate	12,173,131	586,003	97	8,253,570	261,055	47
Greater than 12 months:
U.S. government obligations	309,696	3,476	3	1,096,399	18,387	8
States and political subdivisions --
general obligations	332,623	4,424	1	709,176	30,363	4
States and political subdivisions --
special revenue	24,973	611	1	1,052,184	35,033	9
Corporate	3,760,570	151,816	28	3,874,046	120,874	31
Total securities	$19,233,839	$771,292	143	$15,092,648	$469,675	100

Based on our review of the securities in an unrealized loss position at September 30, 2015 and December 31, 2014, no other-than-temporary impairments were deemed necessary. Management believes that the Company will fully recover its cost basis in the securities held at September 30, 2015, and management does not have the intent to sell nor is it more likely than not that the Company will be required to sell such securities until they recover or mature. The temporary impairments shown herein are primarily the result of the current interest rate environment rather than credit factors that would imply other-than-temporary impairment.

The amortized cost and estimated fair value of fixed maturities at September 30, 2015, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value
Due in one year or less	$7,968	$8,345
Due after one year through five years	1,567,129	1,565,280
Due after five years through ten years	12,275,911	11,863,952
Due after ten years	7,500,574	7,160,966
	$21,351,582	$20,598,543

The Company is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At September 30, 2015 and December 31, 2014, these required deposits had a total amortized cost of $6,270,765 and $3,824,485 and fair values of $6,176,090 and $3,918,911, respectively.

The components of net investment income for the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Fixed maturities	$167,947	$114,332	$488,562	$275,517
Equity securities	-	-	186	-
Cash and short-term investments	1	603	3	2,306
Gain (loss) from equity method investments	(79,000)	(88,595)	(95,650)	(315,000)
Other	2,415	30,644	32,831	65,372
	91,363	56,984	425,932	28,195
Less investment expenses	(12,677)	(11,584)	(51,501)	(39,887)
	$78,686	$45,400	$374,431	$(11,692)

Proceeds for the three months ended September 30, 2015 and 2014 from sales of investments classified as available-for-sale were $3,108,704 and $1,886,156, respectively. Gross gains of $28,366 and $19,167 and gross losses of $44,454 and $5,238 were realized on those sales during the three months ended September 30, 2015 and 2014, respectively. Proceeds for the nine months ended September 30, 2015 and 2014 from sales of investments classified as available-for-sale were $10,274,724 and $7,447,297, respectively. Gross gains of $146,767 and $40,807 and gross losses of $159,150 and $32,539 were realized on those sales during the nine months ended September 30, 2015 and 2014, respectively. The gross losses were due to sales of securities necessitated to comply with laws of insurance regulations relating to concentration of securities.

As of September 30, 2015, the Company had no mortgage loans. The following table summarizes the activity in the mortgage loans on real estate, held for investment account for the periods ended September 30, 2015 and December 31, 2014.

	Nine months ended	Year ended
	September 30, 2015	December 31, 2014
Balance at beginning of period	$349,386	$665,569
Proceeds from payments on mortgage loans on real estate, held for investment	-	(3,931)
Proceeds from settlement on mortgage loans on real estate, held for investment	(349,386)	(312,252)
Balance at end of period	$-	$349,386

Note 3. Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We use valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability and they are developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability and they are developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

●	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
●

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A review of fair value hierarchy classifications is conducted by us on a quarterly basis. Changes in the valuation inputs, or their ability to be observed, may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the period in which the reclassifications occur.

A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Fixed maturities: Fixed maturities are recorded at fair value on a recurring basis utilizing a third-party pricing source. The valuations are reviewed and validated quarterly through random testing by comparisons to separate pricing models or other third party pricing services. For the period ended September 30, 2015, there were no material changes to the valuation methods or assumptions used to determine fair values, and no broker or third party prices were changed from the values received. Securities with prices based on validated quotes from pricing services are reflected within Level 2.

Equity securities, available for sale: Equity securities consist of preferred stock of publicly traded companies. The fair values of a portion of our preferred equity securities are based on prices obtained from independent pricing services and these securities are generally classified within Level 2 in the fair value hierarchy.

Equity method investments: The equity method investments are comprised of the Company’s investments in First Wyoming Capital Corporation (First Wyoming) and Pacific Northwest. These securities have no active trading and the fair value for these securities is not readily determinable. Therefore, these investments have been omitted from the fair value disclosure tables.

Cost method investments: The cost method investments are comprised of equity holdings of New Mexico Capital Corp and Northstar Financial Corporation. These securities have no active trading and the fair value for these securities is not readily determinable. Therefore, these investments have been omitted from the fair value disclosure tables.

Cash and short-term investments: The carrying value of cash and cash equivalents and short-term investments approximate the fair value because of the short maturity of the instruments.

Policy loans: Policy loans are stated at unpaid principal balances. As these loans are fully collateralized by the cash surrender value of the underlying insurance policies, the carrying value of the policy loans approximates their fair value. Policy loans are categorized as Level 3 in the fair value hierarchy.

Mortgage loans on real estate, held for investment: The fair values of mortgage loans on real estate, held for investment are estimated by discounting scheduled cash flows through the scheduled maturities of the loans, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Mortgage loans are categorized as Level 3 in the fair value hierarchy.

Deposit-type contracts: The fair value for direct and assumed liabilities under deposit-type insurance contracts (accumulation annuities) is calculated using a discounted cash flow approach. Cash flows are projected using actuarial assumptions and discounted to the valuation date using risk-free rates adjusted for credit risk and nonperformance risk of the liabilities. Liabilities under deposit-type insurance contracts that are wholly ceded by Capital Reserve to a non-affiliated reinsurer are carried at cash surrender value which approximates fair value. These liabilities are categorized as Level 3 in the fair value hierarchy.

Surplus notes: The fair value for surplus notes is calculated using a discounted cash flow approach. Cash flows are projected utilizing scheduled repayments and discounted to the valuation date using market rates currently available for debt with similar remaining maturities. These notes are structured such that all interest should be paid annually, and if not paid shall be cumulative. In the following fair value tables, the Company has included accrued interest expense, which is recorded in the accounts payable and accrued expenses, of approximately $221,218 and $196,927 in carrying value of the surplus notes as of September 30, 2015 and December 31, 2014, respectively. These liabilities are categorized as Level 3 in the fair value hierarchy.

The following table presents the Company’s fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of September 30, 2015 and December 31, 2014.

		Significant
	Quoted	Other	Significant
	In Active	Observable	Unobservable	Estimated
	Markets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
September 30, 2015
Fixed maturities:
U.S. government obligations	$-	$3,702,131	$-	$3,702,131
States and political subdivisions — general obligations	-	387,908	-	387,908
States and political subdivisions — special revenue	-	146,951	-	146,951
Corporate	-	16,361,553	-	16,361,553
Total fixed maturities	$-	$20,598,543	$-	$20,598,543
December 31, 2014
Fixed maturities:
U.S. government obligations	$-	$3,772,754	$-	$3,772,754
States and political subdivisions — general obligations	-	1,029,008	-	1,029,008
States and political subdivisions — special revenue	-	1,221,850	-	1,221,850
Corporate	-	12,930,578	-	12,930,578
Total fixed maturities	-	18,954,190	-	18,954,190
Equity securities:
Preferred corporate stock	-	75,000	-	75,000
Total equity securities	-	75,000	-	75,000
Total	$-	$19,029,190	$-	$19,029,190

There were no transfers of financial instruments between any levels during the nine months ended September 30, 2015 or during the year ended December 31, 2014.

Accounting standards require disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring basis are discussed above. As of September 30, 2015 and December 31, 2014, there were no financial assets or financial liabilities measured at fair value on a non-recurring basis. Equity securities carried at cost are privately purchased common stocks for recently formed holding companies organized for the purpose of forming life insurance subsidiaries. These common stocks are recorded using the cost basis of accounting. These securities have no active trading and the fair value for these securities is not readily determinable. The Company does not control these entities economically, and therefore does not consolidate these entities.

The following disclosure contains the carrying values, estimated fair values and their corresponding placement in the fair value hierarchy, for financial assets and financial liabilities as of September 30, 2015 and December 31, 2014, respectively:

	September 30, 2015
		Fair Value Measurements at Date Using
		Quoted Prices in
		Active Markets
		for Identical	Significant Other	Significant
		Assets and	Observable	Unobservable
	Carrying	Liabilities	Inputs	Inputs	Fair
	Amount	(Level 1)	(Level 2)	(Level 3)	Value
Assets:
Policy loans	$418,422	$-	$-	$418,422	$418,422
Cash	1,209,132	1,209,132	-	-	1,209,132
Liabilities:
Policyholder deposits
(Deposit-type contracts)	17,765,124	-	-	17,765,124	17,765,124
Surplus notes and accrued interest payable	771,218	-	-	765,340	765,340

	December 31, 2014
		Fair Value Measurements at Date Using
		Quoted Prices in
		Active Markets
		for Identical	Significant Other	Significant
		Assets and	Observable	Unobservable
	Carrying	Liabilities	Inputs	Inputs	Fair
	Amount	(Level 1)	(Level 2)	(Level 3)	Value
Assets:
Mortgage loans on real estate held for
investment	$349,386	$-	$-	$349,386	$349,386
Policy loans	374,186	-	-	374,186	374,186
Cash	2,310,047	2,310,047	-	-	2,310,047
Liabilities:
Policyholder deposits
(Deposit-type contracts)	16,461,061	-	-	16,461,061	16,461,061
Surplus notes and accrued interest payable	746,927	-	-	739,042	739,042

Note 4. Income Tax Matters

Significant components of the Company’s deferred tax assets and liabilities as of September 30, 2015 and December 31, 2014 are as follows:

	September 30, 2015	December 31, 2014
Deferred tax assets:
Loss carryforwards	$7,946,696	$7,598,830
Capitalized costs	686,512	802,000
Unrealized losses on investments	256,033	121,110
Benefit reserves	1,327,875	1,239,298
Total deferred tax assets	10,217,116	9,761,238
Less valuation allowance	(8,508,966)	(8,112,743)
Total deferred tax assets, net of valuation allowance	1,708,150	1,648,495
Deferred tax liabilities:
Policy acquisition costs	674,684	908,021
Due premiums	229,775	220,823
Value of business acquired	543,591	249,351
Intangible assets	238,000	238,000
Property and equipment	22,100	32,300
Total deferred tax liabilities	1,708,150	1,648,495
Net deferred tax assets	$-	$-

At September 30, 2015 and December 31, 2014, the Company recorded a valuation allowance of $8,508,966 and $8,112,743, respectively, on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Loss carryforwards for tax purposes as of September 30, 2015, have expiration dates that range from 2024 through 2035, as mentioned above.

There was no income tax expense for the three or nine months ended September 30, 2015 and 2014. This differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to pretax income, as a result of the following:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Computed expected income tax benefit	$(159,751)	$(144,621)	$(704,841)	$(923,615)
Increase (reduction) in income taxes resulting from:
Meals, entertainment and political contributions	-	9,939	24,084	23,865
Dividends received deduction	7,550	-	(44)	-
Noncontrolling interests	-	7,401	-	10,597
True-up of benefit reserves and 2014 NOL	160,280	(126,363)	419,501	(87,864)
	167,830	(109,023)	443,541	(53,402)
Tax benefit before valuation allowance	8,079	(253,644)	(261,300)	(977,017)
Change in valuation allowance	(8,079)	253,644	261,300	977,017
Net income tax expense	$-	$-	$-	$-

Note 5. Reinsurance

A summary of significant reinsurance amounts affecting the accompanying consolidated financial statements as of September 30, 2015 and December 31, 2014 and for the three and nine months ended September 30, 2015 and 2014 is as follows:

	September 30, 2015	December 31, 2014
Balance sheets:
Benefit and claim reserves assumed	$2,763,249	$2,678,376
Benefit and claim reserves ceded	27,664,804	29,012,678

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Statements of comprehensive income:
Premiums assumed	$6,162	$6,504	$19,830	$21,777
Premiums ceded	69,005	76,886	226,375	272,370
Benefits assumed	3,206	1,198	55,165	55,592
Benefits ceded	217,543	373,581	750,036	808,667
Commissions assumed	2	33	12	49
Commissions ceded	875	1,510	2,729	5,037

The following table provides a summary of the significant reinsurance balances recoverable on paid and unpaid policy claims by reinsurers along with their respective A.M. Best credit ratings as of September 30, 2015:

				Recoverable on		Total Amount
		Recoverable	Recoverable	Benefit	Ceded	Recoverable
	AM Best	on Paid	on Unpaid	Reserves/Deposit-	Due	from
Reinsurer	Rating	Losses	Losses	type Contracts	Premiums	Reinsurer
Security National Life	NR	$-	$71,960	$15,609,686	$53,006	$15,628,640
Optimum Re Insurance Company	A-	-	16,624	132,288	-	148,912
Sagicor Life Insurance Company	A-	-	318,169	11,800,641	231,558	11,887,252
		$-	$406,753	$27,542,615	$284,564	$27,664,804

Capital Reserve has a 100% coinsurance agreement with Security National Life Insurance Corporation (“SNL”) whereby 100% of the business written by Capital Reserve is ceded to SNL. At September 30, 2015 and December 31, 2014, total benefit reserves, policy claims, deposit-type contracts, and due premiums ceded by Capital Reserve to SNL were $15,628,640 and $16,375,768, respectively. Capital Reserve remains contingently liable on this ceded reinsurance should SNL be unable to meet its obligations.

During 1999, Old Reliance entered into a 75% coinsurance agreement with Sagicor Life (Sagicor) whereby 75% of the business written by Old Reliance was ceded to Sagicor. During 2000, Old Reliance coinsured the remaining 25% with Sagicor. At September 30, 2015 and December 31, 2014, total benefit reserves, policy claims, deposit-type contracts, and due premiums ceded for the Old Reliance block of business to Sagicor were $11,887,252 and $12,143,472, respectively. American Life remains contingently liable on this ceded reinsurance should Sagicor be unable to meet their obligations.

The use of reinsurance does not relieve the Company of its primary liability to pay the full amount of the insurance benefit in the event of the failure of a reinsurer to honor its contractual obligation. No reinsurer of business ceded by the Company has failed to pay policy claims (individually or in the aggregate) with respect to our ceded business. At September 30, 2015, the Company had over 98% of its reinsurance recoverable amounts concentrated with two reinsurers, Sagicor and SNL. SNL, who is not rated by A.M. Best, accounted for $15.6 million of reinsurance recoverable.

The Company monitors several factors that it considers relevant to satisfy itself as to the ongoing ability of a reinsurer to meet all obligations of the reinsurance agreements. These factors include the credit rating of the reinsurer, the financial strength of the reinsurer, significant changes or events of the reinsurer, and other relevant factors. If the Company believes that any reinsurer would not be able to satisfy its obligations with the Company, a separate contingency reserve may be established. At September 30, 2015 and December 31, 2014, no contingency reserve was established.

Note 6. Deposit-Type Contracts

The Company’s deposit-type contracts represent the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. Liabilities for these deposit-type contracts are included without reduction for potential surrender charges. This liability is equal to the accumulated account deposits, plus interest credited, and less policyholder withdrawals. The following table provides information about deposit-type contracts for nine months ended September 30, 2015 and year ended December 31, 2014:

	Nine Months Ended	Year Ended
	September 30, 2015	December 31, 2014
Beginning balance	$16,461,061	$14,739,655
Change in deposit-type contracts assumed from SNL	(1,200)	(114,109)
Change in deposit-type contracts fully ceded by Capital Reserve	(349,411)	(578,716)
Deposits received	1,725,623	2,409,659
Investment earnings	413,335	403,556
Withdrawals	(477,400)	(398,984)
Contract Charges	(6,884)	-
Ending balance	$17,765,124	$16,461,061

Under the terms of American Life’s coinsurance agreement with SNL, American Life assumes certain deposit-type contract obligations, as shown in the table above. Additionally, Capital Reserve cedes 100% of its direct business to SNL. Accordingly, this amount is presented within the corresponding single line above. The remaining deposits, withdrawals and interest credited represent those for American Life’s direct business.

Note 7. Commitments and Contingencies

Legal Proceedings: We are involved in litigation incidental to our operations from time to time. We are not presently a party to any legal proceedings other than litigation arising in the ordinary course of our business, and we are not aware of any claims that could materially affect our financial position or results of operations.

Regulatory Matters: State and federal regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company’s compliance with laws in relation to, but not limited to, insurance and securities. The issues involved in information requests and regulatory matters vary widely. The Company cooperates in these inquiries. Agencies from the state of South Dakota completed a routine regulatory examination for the period 2010 through 2013 for Great Plains Life as required by state statutes during the second quarter of 2015. Previously, Arizona, Wyoming and Missouri regulators completed regulatory examinations of American Life, First Wyoming Life and Capital Reserve Life. American Life has submitted an application to redomesticate its State of Domicile from Arizona to Nebraska.

Office Lease: The Company leases office space in Lincoln, Nebraska under an agreement executed October 17, 2013 that expires on January 31, 2024. The Company also subleases office space for a satellite office in Kearney, Nebraska, which was executed on June 11, 2012 and expired on May 1, 2015. Great Plains entered into a lease on May 1, 2011 for office space in Pierre, South Dakota, which expired on April 30, 2014. Great Plains also entered into a lease on October 4, 2013 for office space in Mitchell, South Dakota, which expires on November 30, 2016. Rent expense for the three months ended September 30, 2015 and 2014 was $52,125 and $53,147 respectively. Rent expense for the nine months ended September 30, 2015 and 2014 was $163,877 and $164,103, respectively. Future minimum payments are as follows:

2015	$39,244
2016	137,088
2017	133,603
2018	136,557
2019	141,412
Later years	629,811
Total	$1,217,715

Note 8. Statutory Net Income and Surplus

American Life is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Arizona Department of Insurance. Likewise, Capital Reserve and Great Plains Life are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Missouri and South Dakota Departments of Insurance, respectively. Statutory practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis than GAAP. The following table summarizes the statutory net loss and statutory capital and surplus of American Life, Capital Reserve, and Great Plains Life for the nine months ended September 30, 2015 and 2014 and as of September 30, 2015 and December 31, 2014.

	Statutory Net Loss for the Nine months ended September 30,
	2015	2014
American Life	$(835,429)	$(1,075,701)
Capital Reserve	$(43,513)	$(109,226)
Great Plains Life	$(319,807)	$(210,886)

	Statutory Capital and Surplus as of
	September 30, 2015	December 31, 2014
American Life	$2,115,996	$2,429,604
Capital Reserve	$1,498,857	$1,332,771
Great Plains Life	$1,765,533	$2,025,982

Each Life company’s capital and surplus is in compliance with their individual RBC capital requirements.

Note 9. Surplus Notes

The following provides a summary of the Company’s surplus notes along with issue dates, maturity dates, face amounts, and interest rates as of September 30, 2015:

Creditor	Issue Date	Maturity Date	Face Amount	Interest Rate
David G. Elmore	September 1, 2006	September 1, 2016	$250,000	7%
David G. Elmore	August 4, 2011	August 1, 2016	300,000	5%

Any payments and/or repayments must be approved by the Arizona Department of Insurance. As of September 30, 2015, the Company has accrued $221,218 of interest expense under accounts payable and accrued expenses on the consolidated balance sheet. No payments were made in the nine months ending September 30, 2015, or during the year ended December 31, 2014.

Note 10. Investment in Pacific Northwest Capital Corporation

During the first quarter of 2014, we purchased additional shares of Pacific Northwest Capital Corporation (Pacific Northwest). The purchase increased our total investment in Pacific Northwest to 850,000 shares or approximately 22.4% ownership of Pacific Northwest.

As a result of the increased ownership of Pacific Northwest, the Company changed its method of carrying the investment from cost to equity as required by GAAP. Under the equity method, the Company records its proportionate share of the earnings of Pacific Northwest. There was no effect of the change in accounting method for the three months ended September 30, 2014. The effect of the change in accounting method for the nine months ended September 30, 2014, was to increase loss before provision for income taxes and net loss by $72,306. The change for the period ended December 31, 2014 decreased the investment in Pacific Northwest to zero.

Note 11. Related Party Transactions

The Company commenced its third party administrative (“TPA”) services in 2012 as an additional revenue source. These agreements, for various levels of administrative services on behalf of each customer, generate fee income for the Company. Services provided to each customer vary based on their needs and can include some or all aspects of back-office accounting and policy administration. We have been able to perform our TPA services using our existing in-house resources. Fees earned during the three months ended September 30, 2015 and 2014 were $44,419 and $67,008, respectively. Fees earned during the nine months ended September 30, 2015 and 2014 amounted to $140,013 and $227,260, respectively.

Note 12. Subsequent Events

All of the effects of subsequent events that provide additional evidence about conditions that existed at September 30, 2015, including the estimates inherent in the process of preparing consolidated financial statements, are recognized in the consolidated financial statements. The Company does not recognize subsequent events that provide evidence about conditions that did not exist at the date of the consolidated financial statements but arose after, but before the consolidated financial statements were able to be issued. In some cases, non-recognized subsequent events are disclosed to keep the consolidated financial statements from being misleading.

The Company has evaluated subsequent events through the date that the consolidated financial statements were issued and are disclosing the following items:

On October 27, 2015, the Company acquired First Wyoming Capital Corporation, a Wyoming corporation (“First Wyoming”) pursuant to an Agreement and Plan of Merger dated July 31, 2015 by and among the Company, First Wyoming and Midwest Acquisition, Inc., a Wyoming corporation and wholly-owned subsidiary of Midwest (“Merger Subsidiary”) (The “Merger Agreement”). Under the Merger Agreement, the Merger Subsidiary merged with and into First Wyoming (the “Merger”), the separate corporate existence of the Merger Subsidiary ceased and First Wyoming became the surviving corporation of the Merger and a wholly-owned subsidiary of Midwest.

Pursuant to the Merger Agreement, the Company agreed to exchange 1.37 shares of its voting common stock for each share of First Wyoming common stock, or approximately 4,783,000 shares. In addition, as of October 27, 2015, all filings necessary to consummate the Merger Agreement under applicable state corporate laws were completed and the transactions contemplated by the Merger Agreement were completed. Approval of the Merger was not required by the Company’s shareholders.

The initial purchase accounting for the acquisition has not been completed as of the date of this filing, therefore the fair value of assets and liabilities transferred as a result of the acquisition have not been determined. However, the carrying values of the major classes of assets and liabilities for First Wyoming as of September 30, 2015 are as follows:

ASSETS	September 30, 2015
Investments	$3,945,735
Cash	595,772
Deferred acquisition costs	440,325
Intangibles	325,000
Other assets	117,725
Total assets	$5,424,557

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Policy liabilities:	$1,401,019
Other liabilities	103,102
Total liabilities	1,504,121

Shareholders’ Equity	3,920,436

Total liabilities and shareholders’ equity	$5,424,557

Had the acquisition been completed as of January 1, 2014, the Company’s consolidated revenues, on a pro forma basis, would have been approximately $1,000,000 and $1,098,000 for the three months ended September 30, 2015 and 2014, respectively, and $2,990,000 and $3,294,000 for the nine months ended September 30, 2015 and 2014, respectively. The Company’s consolidated net loss, on a pro forma basis, would have been approximately $930,000 and $1,037,000, for the three months ended September 30, 2015 and 2014, respectively, and $2,792,000 and $3,111,000 for the nine months ended September 30, 2015 and 2014, respectively.

INDEPENDENT AUDITOR’S REPORT

Board of Directors
Northstar Financial Corp.
(A Development Stage Enterprise)
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying financial statements of Northstar Financial Corp. (a Development Stage Enterprise) (the Company) which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and the cumulative period from April 15, 2010 (inception) through December 31, 2014 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northstar Financial Corp. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended and the cumulative period from April 15, 2010 (inception) through December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP

Omaha, Nebraska
May 21, 2015

Northstar Financial Corporation
(A Development Stage Enterprise)

Balance Sheets
December 31, 2014 and 2013

Assets	2014	2013
Cash and cash equivalents	$3,672,485	$3,254,952
Common stock of affiliate, at cost	67,500	33,750
Property and equipment, net	5,853	9,995
Prepaid expenses	2,987	2,987
Other assets	27,500	27,500

Total assets	$3,776,325	$3,329,184

Liabilities and Stockholders’ Equity
Liabilities:
Accrued payroll	$-	$12,910
Total liabilities	-	12,910
Stockholders’ Equity
Common stock, $0.01 par value. Authorized 150,000,000 shares;
issued and outstanding 4,198,250 shares as of December 31, 2014 and
3,914,280 shares outstanding as of December 31, 2013	41,983	39,143

Additional paid-in-capital	6,171,939	5,183,669
Deficit accumulated during the development stage	(2,437,597)	(1,906,538)
Total stockholders’ equity	3,776,325	3,316,274

Total liabilities and stockholders’ equity	$3,776,325	$3,329,184

See Notes to Financial Statements.

Northstar Financial Corporation
(A Development Stage Enterprise)

Statements of Operations and Deficit
Accumulated During Development Stage

For the Years Ended December 31, 2014 and 2013 and the Cumulative Period from April 15, 2010
(Inception) through December 31, 2014

			Cumulative
			Period from
			April 15, 2010
	Year ended	Year ended	(Inception) to
	December 31,	December 31,	December 31,
	2014	2013	2014
Income:
Investment income	$1	$-	$440
Total income	1	-	440

Expenses:
Salaries and wages	448,160	490,369	2,035,469
Employee benefits	-	858	52,282
Travel	9,500	1,045	42,470
Rent	30,480	36,551	126,765
Consulting	-	-	10,667
Board fees and expenses	8,000	3,217	24,568
Other	34,920	23,886	145,816
Total expenses	531,060	555,926	2,438,037

Loss before income tax expense	(531,059)	(555,926)	(2,437,597)

Income tax expense	-	-	-

Net loss	$(531,059)	$(555,926)	$(2,437,597)

Loss per common share- basic and diluted	$(0.13)	$(0.16)	$(0.74)

See Notes to Financial Statements.

Northstar Financial Corporation
(A Development Stage Enterprise)

Statements of Stockholders' Equity

For the Years Ended December 31, 2014 and 2013

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity
Balance- December 31, 2012	3,265,010	$32,650	$2,464,708	$(1,350,612)	$1,146,746
Common stock issued at $5.00
per share, net of issuance of
$520,896	649,270	6,493	2,718,961	-	2,725,454

Net loss	-	-	-	(555,926)	(555,926)

Balance- December 31, 2013	3,914,280	39,143	5,183,669	(1,906,538)	3,316,274
Common stock issued at $5.00
per share, net of issuance of
$428,740	283,970	2,840	988,270	-	991,110

Net loss	-	-	-	(531,059)	(531,059)

Balance- December 31, 2014	4,198,250	$41,983	$6,171,939	$(2,437,597)	$3,776,325

See Notes to Financial Statements.

Northstar Financial Corporation
(A Development Stage Enterprise)

Statements of Cash Flows
For the Years Ended December 31, 2014 and 2013 and the Cumulative Period from April 15, 2010
(Inception) through December 31, 2014

			Cumulative
			Period from
			April 15, 2010
	Year ended	Year ended	(Inception) to
	December 31,	December 31,	December 31,
	2014	2013	2014
Cash Flows from Operating Activities:
Net loss	$(531,059)	$(555,926)	$(2,437,597)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation	4,142	4,267	14,815
Changes in operating assets and liabilities:
Agent advances	-	2,246	-
Prepaid expenses	-	-	(2,987)
Other assets	-	(27,500)	(27,500)
Accounts payable	-	(16,344)	-
Payroll liabilities	(12,910)	1,893	-
Net cash used in operating activities	(539,827)	(591,364)	(2,453,269)

Cash Flows from Investing Activities:
Purchases of property and equipment	-	-	(20,668)
Purchase of common stock of affiliate	(33,750)	(33,750)	(67,500)
Net cash used in investing activities	(33,750)	(33,750)	(88,168)

Cash Flows from Financing Activities:
Net proceeds from issuance of common stock	991,110	2,745,454	6,239,922
Amount paid to reacquire common stock	-	-	(26,000)
Net cash provided by financing activities	991,110	2,745,454	6,213,922

Net increase in cash	417,533	2,120,340	3,672,485

Cash and cash equivalents:
Beginning	3,254,952	1,134,612	-
Ending	$3,672,485	$3,254,952	$3,672,485

Supplemental Disclosures of Cash Flow Information:
Cash payments for interest	$-	$-	$368

See Notes to Financial Statements.

Northstar Financial Corporation
(A Development Stage Enterprise)

Notes to Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Development stage activities: Northstar Financial Corp. (the “Company”) is a Minnesota corporation which was organized on April 15, 2010 for the purpose of forming and/or acquiring a Minnesota-domiciled life insurance company or life insurance-related companies in Minnesota, such as a life insurance agency, and operating such entities. The Company is currently a development stage company. Since inception, the Company has been involved in the sale of common stock to provide working capital. The Company has incurred operating losses and anticipates that additional losses will be incurred as a result of planned financing activities.

The Company initiated a public offering of 2 million shares of common stock at $5.00 per share beginning late in the second quarter of 2011. The offering, to residents of the State of Minnesota, is registered with the Minnesota Department of Commerce, and was completed in April 2014 with gross proceeds of approximately $6.8 million. Total proceeds raised by Northstar are approximately $8.0 million. Northstar has an application pending with the Minnesota Department of Commerce to approve the formation of a life insurance subsidiary in Minnesota and expects approval in mid-2015.

Basis of presentation: The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The Company is currently a development stage enterprise reporting under the Development Stage Entities topic of the Financial Accounting Standards (FASB) Accounting Standards Codification.

Cash and cash equivalents: The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Common stocks of affiliates: The Company owns shares of a privately placed common stock in an affiliated company. This investment is recorded at cost as it does not have a readily determinable fair value.

Property and equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Depreciation expense for the years ended December 31, 2014 and 2013 and the period from April 15, 2010 (inception) through December 31, 2014 was $4,142, $4,267, and $14,815 respectively.

Income taxes: The current provision for income taxes represents actual or estimated amounts payable on tax return filings each year. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between tax bases of assets and liabilities and amounts reported in the accompanying balance sheet and for operating loss carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment.

Northstar Financial Corporation
(A Development Stage Enterprise)

Notes to Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company has adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management evaluated the Company's tax positions and has concluded that the Company had taken no uncertain tax positions that required adjustment to the financial statements to comply with the provisions of this guidance. When applicable, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses. The Company had no accruals for payments of interest and penalties at December 31, 2014 and 2013. The tax years which remain subject to examination by the taxing authorities are the years ended December 31, 2014, 2013, 2012 and 2011.

Earnings per share: Basic earnings per share data are based on the weighted average number of common shares outstanding during the period. Diluted earnings per share data are based on the weighted average number of common shares outstanding and the effect of all dilutive potential common shares. No such items were included in the computation of diluted earnings per share for neither the years ended December 31, 2014 and 2013 nor the period from April 15, 2010 (inception) through December 31, 2014. The average number of common shares outstanding for the years ended December 31, 2014 and 2013 and the period from April 15, 2010 (inception) through December 31, 2014 were 4,162,393, 3,478,065, and 3,314,959 respectively.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Company is subject to various risks and uncertainties frequently encountered by companies in the development stage. Such risks and uncertainties include, but are not limited to, its lack of available capital, an evolving business model, and the management of rapid growth. To address these risks, the Company must, among other things, gain access to capital in amounts and on terms acceptable to the Company, develop a customer base, implement and successfully execute its business and marketing strategy, and attract, retain, and motivate qualified personnel. Additionally, the Company does not have control over the general economic conditions of the state Minnesota, the state in which the Company operates. There can be no guarantee that the Company will be successful in addressing such risks.

Northstar Financial Corporation
(A Development Stage Enterprise)

Notes to Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements: In June 2014, the FASB issued ASU 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements including an Amendment to Variable Interest Entities. The guidance in ASU 2014-10 removes all incremental financial reporting requirements from GAAP for development-stage entities including the requirements for development stage entities to present inception-to-date information and to label the financial statements as those of a development stage entity. ASU 2014-10 also removes an exception provided for development stage entities in determining whether an entity is a variable interest entity, which may change the consolidation analysis for a company that has an interest in a company in the development stage. The amendments related to the elimination of the incremental financial reporting requirements from GAAP for development- stage entities are required to be applied retrospectively and are effective for the Company for annual reporting periods beginning after December 15, 2015, with early application of the amendments permitted. The Company's adoption of ASU 2014-10 will result in the elimination of the inception-to-date information currently included in the Company's consolidated financial statements.

Subsequent events: All of the effects of subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing the financial statements, are recognized in the financial statements. The Company does not recognize subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after, but before the financial statements are available to be issued. In some cases, nonrecognized subsequent events are disclosed to keep the financial statements from being misleading.

The Company has evaluated subsequent events through May 21, 2015, the date on which the financial statements were available to be issued.

Note 2. Income Taxes

From its inception, the Company has generated losses for both financial reporting purposes and tax purposes. Accordingly, for income tax reporting purposes, as of December 31, 2014, the Company has approximately $2,432,000 of business start-up and organizational costs capitalized. The Company's deferred tax assets, which result from the business start-up and organizational costs capitalized for tax purposes, have been offset by a valuation allowance, since realization of the tax asset is not sufficiently assured as of December 31, 2014 or 2013. The valuation allowance at December 31, 2014 and 2013 was approximately $827,000 and $642,000, respectively.

The primary difference between the Company's income tax provision, which was $0 for all periods presented, and the amount of income tax determined by applying the U.S. federal income tax rate to pretax income relates to the change in the valuation allowance on deferred tax assets.

The Company does not expect any material increase or decrease in its income tax expense in the next twelve months related to examinations or changes in uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and in the state of Minnesota. The Company could be subject to U.S. federal or state income tax examinations by tax authorities.

Northstar Financial Corporation
(A Development Stage Enterprise)

Notes to Financial Statements

Note 3. Commitments

The Company leases facilities under a lease executed June 4, 2011 with an original expiration date of September 30, 2014. On March 13, 2014, this lease was extended through November 30, 2017. Rent expense for the years ended December 31, 2014 and 2013 and the period from April 15, 2010 (inception) through December 31, 2014 was $30,480, $36,551, and $126,765, respectively. Future minimum lease payments are as follows:

2015	19,935
2016	20,335
2017	18,992
Total	$59,262

Note 4. Equity

Common stock: The Company has authorized 150,000,000 shares of capital stock with a par value of $0.01 per share. Of these, 100,000,000 shares are designated as common stock and the remaining 50,000,000 shares have been reserved for designation by the Board of Directors. There were 4,198,250 and 3,914,280 shares of common stock outstanding as of December 31, 2014 and 2013, respectively.

Options under employee option plan: As of December 31, 2014, the Company has not issued any options to purchase its common stock. However, the Company may in the future establish one or more option plans for its employees, salespersons, and consultants who are not executive officers or non-employee Board members. The amount of shares issuable under such a plan may range from 50,000 to 100,000 shares of common stock.

Note 5. Related Party Transactions

The Company makes monthly payments to a related consulting firm for assistance in connection with capital formation. For the years ended December 31, 2014 and 2013 and the period from April 15, 2010 (inception) through December 31, 2014, payments to the consulting firm were $52,500, $36,458, and $299,750, respectively, which are included in stock issuance costs and reflected as a reduction of proceeds received from the issuance of common stock on the accompanying balance sheet.

The Company pays a related company for accounting and administrative services. The fees for these services were $1,000 per month through August 2013, increasing to $2,000 per month effective in September 2013. Payments made for the years ended December 31, 2014 and 2013 and the period from April 15, 2010 (inception) through December 31, 2014 were $24,000, $16,000, and $72,000, respectively, which are included in general and administrative expense in the accompanying statement of operations.

Northstar Financial Corporation
(A Development Stage Enterprise)

Balance Sheets
September 30, 2015 and December 31, 2014

Assets	September 30, 2015	December 31, 2014
Cash and cash equivalents	$3,106,395	$3,672,485
Common stock, at cost	67,500	67,500
Property and equipment, net	3,482	5,853
Prepaid expenses	2,987	2,987
Other assets	27,500	27,500
Total Assets	$3,207,864	$3,776,325

Liabilities and Stockholders' Equity
Liabilities:
Accounts Payable	$17,729	$-
Accrued payroll	2,198	-
Total liabilities	19,927	-

Stockholders' Equity
Common stock, $0.01 par value. Authorized 150,000,000 shares;	$41,983	$41,983
issued and outstanding 4,198,250 shares as of September 30, 2015 and as of December 31, 2014
Additional paid-in-capital	6,171,939	6,171,939
Deficit accumulated during the development stage	(3,025,985)	(2,437,597)
Total Stockholders’ Equity	3,187,937	3,776,325

Total liabilities and stockholders’ equity	$3,207,864	$3,776,325

See Notes to Financial Statements.

Northstar Financial Corporation
(A Development Stage Enterprise)

Statements of Operations and Deficit
Accumulated During Development Stage (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Income:
Investment income	$-	$1	$-	$1
Total income	-	1	-	1

Expenses:
Salaries and wages	88,498	95,552	252,644	345,268
Travel	6,299	9,000	7,705	9,500
Rent	8,115	8,205	24,616	24,348
Board fees and expenses	2,500	-	10,500	8,000
Professional Fees	4,019	-	27,788	-
Legal Fees	514	-	9,734	-
Marketing	62,600	-	220,433	-
Other	23,910	13,841	34,968	27,023
Total expenses	196,455	126,598	588,388	414,139

Loss before income tax expense	(196,455)	(126,597)	(588,388)	(414,138)

Income tax expense	-	-	-	-

Net loss	$(196,455)	$(126,597)	$(588,388)	$(414,138)

Loss per common share - basic and diluted	$(0.05)	$(0.03)	$(0.14)	$(0.10)

See Notes to Financial Statements.

Northstar Financial Corporation
(A Development Stage Enterprise)

Statements of Stockholders' Equity (Unaudited)

For the Period Ended September 30, 2015 and Year Ended December 31, 2014

					Deficit
					Accumulated
	Common Stock			Additional	During the	Total
	Shares			Paid	Development	Stockholders'
	Voting	Non-voting	Amount	in Capital	Stage	Equity
Balance - December 31, 2013	3,914,280	-	$39,143	$5,183,669	$(1,906,538)	$3,316,274

Common stock issued at $5.00
per share, net of issuance
costs of $428,740	283,970	-	2,840	988,270	-	991,110

Net loss	-	-	-	-	(531,059)	(531,059)

Balance - December 31, 2014	4,198,250	-	41,983	6,171,939	(2,437,597)	3,776,325

Net loss	-	-	-	-	(588,388)	(588,388)

Balance - September 30, 2015	4,198,250	-	$41,983	$6,171,939	$(3,025,985)	$3,187,937

See Notes to Financial Statements.

Northstar Financial Corporation
(A Development Stage Enterprise)

Statements of Cash Flows (Unaudited)

For the Period Ended September 30, 2015 and the Year Ended December 31, 2014, and for the Cumulative Period from April 15, 2010 (Inception) through September 30, 2015

			Cumulative Period
	Period ended	Year ended	from April 15, 2010
	September 30,	December 31,	(Inception) to
	2015	2014	September 30, 2015
Cash Flows from Operating Activities:
Net loss	$(588,388)	$(531,059)	$(3,025,985)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation	3,114	4,142	17,929
Changes in operating assets and liabilities:
Agent advances	-	-	-
Prepaid expenses	-	-	(2,987)
Other assets	-	-	(27,500)
Accounts payable	17,729	-	17,729
Payroll liabilities	2,198	(12,910)	2,198
Net cash used in operating activities	(565,347)	(539,827)	(3,018,616)

Cash Flows from Investing Activities:
Purchases of property and equipment	(743)	-	(21,411)
Purchase of common stock of affiliate	-	(33,750)	(67,500)
Net cash used in investing activities	(743)	(33,750)	(88,911)

Cash Flows from Financing Activities:
Net proceeds from issuance of common stock	-	991,110	6,239,922
Amount paid to reacquire common stock	-	-	(26,000)
Net cash provided by financing activities	-	991,110	6,213,922

Net increase (decrease) in cash	(566,090)	417,533	3,106,395

Cash and cash equivalents:
Beginning	3,672,485	3,254,952	-
Ending	$3,106,395	$3,672,485	$3,106,395

Supplemental Disclosures of Cash Flow Information:
Cash payments for interest	$-	$-	$368

See Notes to Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Development stage activities: Northstar Financial Corporation (the "Company") is a Minnesota corporation organized on April 15, 2010 for the purpose of forming and/or acquiring (and thereafter operating) a Minnesota-domiciled life insurance company or life insurance-related company in Minnesota, such as a life insurance agency. The Company is currently a development stage company.

The Company initiated a public offering of two million shares of common stock at $5.00 per share beginning late in the second quarter of 2011. The offering, to residents of the State of Minnesota, is registered with the Minnesota Department of Commerce, and was completed in April 2014 with gross proceeds of approximately $6.8 million. To date, total proceeds raised in offerings of common stock by Northstar are approximately $8.0 million.

The Company has incurred significant net losses totaling approximately $3.0 million through September 30, 2015. These losses have resulted primarily from costs incurred while raising capital and working to establish a life insurance company in Minnesota.

Basis of presentation: The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The Company is currently a development stage enterprise reporting under the Development Stage Entities topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification.

Cash and cash equivalents: The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions through which it invests. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Property and equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Depreciation expense for the period ended September 30, 2015 and the year ended December 31, 2014 and the period from April 15, 2010 (inception) through September 30, 2015 was $3,114, $4,142, and $17,929, respectively.

Income taxes: As a development stage company, the Company has no income and therefore no income tax liability.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company has adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management evaluated the Company’s tax positions and has concluded that the Company had taken no uncertain tax positions that required adjustment to the financial statements to comply with the provisions of this guidance. When applicable, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses. The Company had no accruals for payments of interest and penalties at September 30, 2015 and at December 31, 2014. The tax years which remain subject to examination by the taxing authorities are the years ended December 31, 2014, 2013, 2012 and 2011.

Earnings per share: Basic earnings per share data are based on the weighted average number of common shares outstanding during the period. Diluted earnings per share data are based on the weighted average number of common shares outstanding and the effect of all dilutive potential common shares. No such items were included in the computation of diluted earnings per share for the period ended September 30, 2015 or the year ended December 31, 2014, or the period from April 15, 2010 (inception) through September 30, 2015. The average number of common shares outstanding for the period ended September 30, 2015, the year ended December 31, 2014 and the period from April 15, 2010 (inception) through September 30, 2015 were 4,198,250, 4,162,393, and 3,435,688, respectively.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Company is subject to various risks and uncertainties frequently encountered by companies in the development stage. Such risks and uncertainties include, but are not limited to, its lack of available capital, an evolving business model, and the state of the economy. The Company does not have control over the general economic conditions of the State of Minnesota. There can be no guarantee that the Company will be successful in addressing such risks.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements: In June 2014, the FASB issued ASU 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, including an Amendment to Variable Interest Entities. The guidance in ASU 2014-10 removes all incremental financial reporting requirements from GAAP for development stage entities, including the requirements for development stage entities to present inception-to-date information and to label the financial statements as those of a development stage entity. ASU 2014-10 also removes an exception provided for development stage entities in determining whether an entity is a variable interest entity, which may change the consolidation analysis for a company that has an interest in a company in the development stage. The amendments related to the elimination of the incremental financial reporting requirements from GAAP for development-stage entities are required to be applied retrospectively and are effective for the Company for annual reporting periods beginning after December 15, 2015, with early application of the amendments permitted. The Company’s adoption of ASU 2014-10 will result in the elimination of the inception-to-date information currently included in the Company’s consolidated financial statements.

Subsequent events: All of the effects of subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing the financial statements, are recognized in the financial statements. The Company does not recognize subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after, but before the financial statements are available to be issued. In some cases, nonrecognized subsequent events are disclosed to keep the financial statements from being misleading.

The Company has evaluated subsequent events through November 3, 2015, the date on which the financial statements were available to be issued.

Note 2. Income Taxes

From its inception, the Company has generated losses for both financial reporting purposes and tax purposes. Accordingly, for income tax reporting purposes, as of September 30, 2015, the Company has approximately $3,026,000 of business start-up and organizational costs capitalized. The Company's deferred tax assets, which result from the business start-up and organizational costs capitalized for tax purposes, have been offset by a valuation allowance, since realization of the tax asset is not sufficiently assured as of September 30, 2015 or December 31, 2014. The valuation allowance at September 30, 2015 and December 31, 2014 was approximately $1,029,000 and $827,000, respectively.

The primary difference between the Company’s income tax provision, which was $0 for all periods presented, and the amount of income tax determined by applying the U.S. federal income tax rate to pretax income relates to the change in the valuation allowance on deferred tax assets.

The Company does not expect any material increase or decrease in its income tax expense in the next twelve months related to examinations or changes in uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and in the State of Minnesota. The Company could be subject to U.S. federal or state income tax examinations by applicable tax authorities.

Note 3. Commitments

The Company leases facilities under a lease executed June 4, 2011 with an original expiration date of September 30, 2014. On March 13, 2014, this lease was extended through November 30, 2017. Rent expense for the period ended September 30, 2015 and the year ended December 31, 2014, and the period from April 15, 2010 (inception) through September 30, 2015 was $24,616, $30,480, and $151,381, respectively. Future minimum lease payments are as follows:

2015	5,058
2016	20,335
2017	18,992
Total	$44,385

Note 4. Equity

Common stock: The Company has authorized 150,000,000 shares of capital stock with a par value of $0.01 per share. Of these, 100,000,000 shares are designated as common stock and the remaining 50,000,000 shares have been reserved for designation by the Board of Directors. There were 4,198,250 shares of common stock outstanding as of September 30, 2015 and December 31, 2014, respectively.

Note 5. Related Party Transactions

The Company pays a related company for accounting and administrative services. The fees for these services were $1,000 per month through August 2013, increasing to $2,000 per month effective in September 2013 to the present. Payments made for the nine months ended September 30, 2015, and for the year ended December 31, 2014, and for the period from April 15, 2010 (inception) through September 30, 2015 were $18,000, $24,000, and $90,000, respectively, which are included in general and administrative expenses in the accompanying Statement of Operations.

APPENDIX A

PLAN AND AGREEMENT OF MERGER

NORTHSTAR FINANCIAL CORP.,
MIDWEST HOLDING INC.
AND
MIDWEST ACQUISITION MINNESOTA, INC.

This Plan and Agreement of Merger (“Agreement”) is by and among Northstar Financial Corp., a Minnesota corporation (“Northstar”), Midwest Holding Inc., a Nebraska corporation (“Midwest”) and Midwest Acquisition Minnesota, Inc., a Minnesota corporation (“Acquisition”).

WITNESSETH

WHEREAS, Midwest is a corporation organized and validly existing under the laws of the State of Nebraska; and

WHEREAS, Midwest wholly owns Acquisition, a corporation recently organized and validly existing under the laws of Minnesota; and

WHEREAS, Northstar is a corporation duly organized and validly existing under the laws of the State of Minnesota; and

WHEREAS, Midwest owns approximately 14.3% of the issued and outstanding common stock of Northstar; and

WHEREAS, the respective Boards of Directors of Northstar, Midwest and Acquisition have determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of their respective stockholders, and have approved the merger of Acquisition with and into Northstar, with Northstar continuing after the Merger as a surviving corporation, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
The Merger

1.1 Subject to the conditions set forth herein on the “Effective Date” (as herein defined) Acquisition will merge with and into Northstar (the “Merger”). Northstar shall be the corporation surviving the Merger (the “Surviving Corporation”). The transactions contemplated by this Agreement shall be completed at a closing (“Closing”) on a closing date (“Closing Date”) which shall be as soon as possible after all shareholder approvals are obtained in accordance with law as set forth in this Agreement.

On the Closing Date, all of the documents to be furnished to Northstar and Midwest, including the documents to be furnished pursuant to Article VI of this Agreement, shall be delivered to Jones & Keller, P.C. (“Jones & Keller”) to be held in escrow until the Effective Date or the date of termination of this Agreement, whichever first occurs and thereafter shall be promptly distributed to the parties as their interests may appear.

1.2 The effect of the Merger shall be:

(i)	The Merger shall become effective at the time Northstar and Acquisition file Articles of Merger with the Secretary of State of the State of Minnesota. The Merger shall have the effect set forth in the Minnesota Business Corporation Act. The Surviving Corporation may, at any time after the Effective Date, take any action (including executing and delivering any document) in the name and on behalf of either Northstar or Acquisition in order to carry out and effectuate the transactions contemplated by this Agreement.

(ii)	The articles of incorporation of Northstar shall be the articles of incorporation of the Surviving Corporation.

(iii)	The bylaws of Northstar shall be the bylaws of the Surviving Corporation.

(iv)	The directors and officers of Acquisition shall become the directors and officers of the Surviving Corporation at and as of the Effective Date.

(v)	At and as of the Effective Date, (a) each issued and outstanding share of Northstar common stock other than shares owned by Midwest (and other than any shares for which dissenter’s rights are perfected in accordance with Minnesota law held in the treasury of Northstar, which shall be cancelled), shall be converted into the right to receive an amount equal to 1.27 shares of Midwest voting common stock, with fractional shares rounded up to the nearest whole share; provided, however, that all consideration to be received shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or other change in the number of Midwest shares outstanding after the date hereof. No shares of Northstar shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 1.2 after the Effective Date.

(vi)	Conversion of Capital Stock of Acquisition. At and as of the Effective Date, each share of common stock of Acquisition shall be converted into one share of common stock of the Surviving Corporation.

1.3 If this Agreement is duly adopted by the holders of the requisite number of shares, in accordance with the applicable laws and subject to the other provisions hereof, such documents as may be required by law to accomplish the Merger shall be filed as required by law to effectuate same, and it shall become effective. The time of filing the last document required by law shall be the Effective Date for the Agreement. At the Effective Date, Northstar and Acquisition will file with the Secretary of State of Minnesota, articles of merger in the form attached hereto as Exhibit A. For accounting purposes, the Agreement shall be effective as of 12:01 a.m., on the Effective Date.

1.4 Subsequent to the Effective Date, and after Northstar has become a wholly owned subsidiary of Midwest, Midwest intends to liquidate Northstar pursuant to the provisions of Section 332 of the Internal Revenue Code of 1986, as amended to date (the “Code”).

ARTICLE II
Issuance of Shares

2.1 At the Effective Date, the shares of voting common stock of Midwest to be issued as provided in Section 1.2 shall be distributed to shareholders of Northstar (other than those shares as to which dissenters’ rights have been perfected in accordance with Minnesota law).

2.2 The stock transfer books of Northstar shall be closed on the Effective Date, and thereafter no transfers of the stock of Northstar shall be made. Midwest shall appoint an exchange agent (“Exchange Agent”), which is expected to be Midwest’s then existing stock transfer agent (“Stock Transfer Agent”), to accept surrender of the certificates representing the shares of Northstar, and to deliver for such surrendered certificates, shares of voting common stock of Midwest. The authorization of the Exchange Agent may be terminated by Midwest after six months following the Effective Date. Upon termination of such authorization, any shares of Northstar and funds held by the Exchange Agent for payment to Northstar shareholders pursuant to this Agreement shall be transferred to Midwest or its designated agent who shall thereafter perform the obligations of the Exchange Agent. If outstanding certificates for shares of Northstar are not surrendered or the payment for them not claimed prior to such date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and other applicable law, become the property of Midwest (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any persons previously entitled to such items. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of Northstar shares for any amount paid to any governmental unit or agency having jurisdiction of such unclaimed item pursuant to the abandoned property or other applicable law of such jurisdiction.

2.3 No fractional shares of Midwest voting common stock shall be issued as a result of the Agreement; rather, such shares shall evidence the right to receive the rounded up nearest whole share.

2.4 At the Effective Date, each holder of a certificate or certificates representing shares of Northstar, upon presentation and surrender of such certificate or certificates to the Exchange Agent, shall be entitled to receive the consideration set forth herein, except that holders of those shares as to which dissenters’ rights shall have been asserted and perfected pursuant to Minnesota law shall not be converted into shares of Midwest voting common stock, but shall represent only such dissenters’ rights, and payment for such dissenters’ shares shall be made by Northstar. Upon such presentation, surrender, and exchange as provided in this Section 2.4, certificates representing shares of Northstar previously held shall be canceled. Until so presented and surrendered, each certificate or certificates which represented issued and outstanding shares of Northstar at the Effective Date shall be deemed for all purposes to evidence the right to receive the consideration set forth in Section 1.2 of this Agreement. If the certificates representing shares of Northstar have been lost, stolen, mutilated or destroyed, the Exchange Agent shall require the submission of an indemnity agreement and may require the submission of a bond in lieu of such certificate.

ARTICLE III
Representations, Warranties and Covenants of Northstar

No representations or warranties are made by any director, officer, employee or shareholder of Northstar as individuals, except as and to the extent stated in this Agreement or in a separate written statement (the “Northstar Disclosure Statement”).

Northstar hereby represents, warrants and covenants to Midwest except as stated in the Northstar Disclosure Statement, as follows:

3.1 Northstar is a corporation duly organized, validly existing and in good standing under the laws of Minnesota with full corporate power and authority to own the respective properties which it now owns; and is qualified or licensed to conduct its business and is in good standing in all states where such qualifications or licensing is required, and has full corporate power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement. Northstar owned all the issued and outstanding equity securities of entities set forth in the Northstar Disclosure Statement.

3.2 The articles of incorporation and bylaws of Northstar, copies of which have been delivered to Midwest, are complete and accurate and the minute books of such corporations contain a record of all meetings and corporate actions of the shareholders and Board of Directors of Northstar that is complete and accurate in all material respects. All of the books, records, and accounts of Northstar are in all material respects true and complete, are maintained in accordance with good business practice and all applicable legal requirements, accurately present and reflect in all material respects all of the transactions therein described, and are reflected accurately in the Northstar Financial Statements.

3.3 The aggregate number of shares of capital stock which Northstar is authorized to issue is 100,000,000 shares of designated common stock, par value $0.01 per share, of which 4,198,250 of such shares are issued and outstanding, fully paid and non-assessable, and 50,000,000 undesignated shares with none of such shares issued or outstanding. Northstar has no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchange for any shares of capital stock.

3.4 Northstar has complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement.

3.5 Northstar has delivered to Midwest the Northstar consolidated audited financial statements for the year ended December 31, 2014 and the consolidated quarterly financial statements of Northstar for the quarter ended June 30, 2015. All such statements, herein sometimes called “Northstar Financial Statements”, present fairly, in all material respects, the assets and liabilities of Northstar, as of the dates thereof, and the results of operations and cash flows for the periods then ended, in conformity with the U.S. generally accepted account principles (“GAAP”). Northstar does not have any liabilities (whether absolute or contingent, matured or unmatured, known or unknown) relating to its business that would be required to be disclosed on a balance sheet prepared in accordance with GAAP other than as stated or described in the quarterly financial statements of Northstar for the quarter ended June 30, 2015.

3.6 Northstar has delivered to Midwest a copy of each of the federal income tax returns of Northstar for the years ended December 31, 2014, December 31, 2013 and December 31, 2012. The provisions for taxes paid by Northstar are sufficient for payment of all accrued and unpaid federal, state, county and local taxes of Northstar (including any penalties or interest payable) whether or not disputed for the periods then ended and for all prior fiscal periods. All returns and reports of information required or requested by federal, state, county and local tax authorities have been filed or supplied in a timely fashion and all such information is true and correct. Provision has been made in the Northstar Financial Statements for the payment of all taxes due to date by Northstar, including accrued taxes for the year ended December 31, 2014. No federal income tax return of Northstar is currently under audit. There are no tax sharing, allocation, indemnification or similar agreements or arrangements, whether written or unwritten, in effect under which Northstar could be liable for any material taxes of any person other than Northstar. There are no liens for taxes on any asset of Northstar.

3.7 Since December 31, 2014, there has not been any material adverse change in the business or condition, financial or otherwise, or operations of Northstar, including any loss or damages to any of its assets, properties or rights. Except as contemplated by this Agreement, since December 31, 2014, there has not occurred:

i. any damage, destruction or loss to or of any of the material assets or properties owned or leased by Northstar and used or useful in its businesses, whether or not covered by insurance;

ii. any sale, lease or other disposition of assets or properties owned or leased by Northstar and used or useful in its businesses, except dispositions of inventory in the ordinary course of business;

iii. any capital expenditure or commitment of capital expenditure by Northstar involving more than $10,000 in any one case or $25,000 in the aggregate, whether or not in the ordinary course of business;

iv. any delay or postponement by Northstar in the payment of any amounts due under notes or accounts payable, outside the ordinary course of business;

v. (i) any payment of any bonus, profit sharing, pension or similar payment or arrangement or special compensation to any employee of Northstar, except in the ordinary course of the administration of its employee benefit plans currently in place; or (ii) any increase in the compensation payable or to become payable to any employee of Northstar; or

vi. any commitment by Northstar to do any of the foregoing.

3.8 The Northstar Disclosure Statement contains a listing of all pending legal proceedings or known regulatory inquiries involving Northstar and, except for these proceedings, there are no legal proceedings or regulatory proceedings involving claims pending, or to the knowledge of the officers of Northstar, threatened against Northstar or affecting any of its assets, or properties. Northstar is not in any breach or violation of or default under any contract or instrument to which it is a party, and no event has occurred which with the lapse of time or action by a third party could result in a breach or violation of or default by Northstar under any contract or other instrument to which Northstar is a party or by which it or any of its property may be bound or affected, or under its articles of incorporation or bylaws, or any court order, statute, ruling or regulation applicable to Northstar which breach or violation of or default could have a material adverse effect on Northstar.

3.9 The execution and delivery of this Agreement has been duly authorized and approved by the Board of Directors of Northstar. This Agreement has been duly executed and delivered by Northstar, and, assuming the due authorization, execution and delivery hereof by Midwest and Acquisition constitutes a valid and legally binding agreement of Northstar, enforceable against Northstar in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.10 Northstar shall not enter into or consummate any transactions prior to the Effective Date other than in the ordinary course of business and will pay no dividend, or increase the compensation of officers and will not enter into any agreement or transaction which would adversely affect its financial condition in a material manner.

3.11 (a) Northstar has provided or will provide Midwest a copy of the employee manual and related documents of Northstar, which include a description of its employee benefits, together with a complete and correct list as of the date of this Agreement of each bonus, deferred compensation, incentive equity-based incentive, severance, termination, change in control, retention, salary continuation, vacation, sick or other paid leave, employment or consulting, hospitalization or other medical, dental, life (including all individual life insurance policies as to which Northstar is the owner, the beneficiary or both) or other insurance or coverage, disability, death benefit, other welfare, supplemental unemployment, profit-sharing, pension, savings or retirement plan, program, agreement, policy or arrangement, and each other director, consultant or employee compensation or benefit plan, program, agreement, policy or arrangement (each a “Company Plan”).

(b) With respect to each Company Plan, Northstar has delivered or will deliver to Midwest complete and correct copies of each of the following documents (including all amendments to such documents), as applicable.

i. the Company Plan or a written description of any Company Plan not in writing;

ii. a copy of the three most recent annual reports or IRS Form 5500 Series that is required to be filed, including audited financial statements, actuarial valuation reports and all other related reports required therewith;

iii. a copy of (1) the most recent summary company plan description (“SPD”) required to be prepared and distributed, together with (2) all summaries of material modification required to be issued with respect to such SPD;

iv. no Company Plan is intended to qualify under Section 401(a) of the Code; and

v. all communications regarding the operation or administration of the Company Plans between Northstar or any ERISA Affiliate and the IRS, the U.S. Department of Labor (“DOL”) or any other governmental entity with the last three years.

(c) Except as set forth in the Northstar Disclosure Statement, Northstar has no employment agreements.

3.12 Northstar will call and hold a special meeting of its shareholders as soon as practicable after the date hereof, at which special meeting the Board of Directors will, subject to its fiduciary obligations to shareholders, submit and recommend the Agreement and transactions described herein to its shareholders, and, if the requisite approval by such shareholders is obtained, will undertake promptly to consummate the Merger as set forth herein.

3.13 Without the prior written consent of Midwest, Northstar shall not enter into or consummate any transactions prior to the Effective Date other than in the ordinary course of business, will not declare or pay any shareholder dividend and will not intentionally enter into any agreement or transaction that would materially and adversely affect its financial condition, and will not increase the compensation of any of its employees.

3.14 Northstar has provided to Midwest all contracts to which Northstar is a party. All such contracts are in full force and effect with no defaults thereunder by Northstar and to the knowledge of the officers of Northstar, no default by any other party thereto.

3.15 The representations and warranties of Northstar shall be true and correct as of the Effective Date as well as the date hereof.

3.16 Northstar has all requisite power and authority to execute, deliver, and perform this Agreement and the other documents contemplated by this Agreement to which Northstar is a party and to consummate the transactions contemplated by this Agreement and the other documents contemplated by this Agreement to which Northstar is a party. The execution, delivery, and performance of this Agreement and the other documents contemplated by this Agreement to which Northstar is a party and the consummation of the transactions contemplated by this Agreement and the other documents contemplated by this Agreement to which Northstar is a party by Northstar have been duly and validly authorized by all necessary action on the part of Northstar except for shareholder approval of this Agreement and the transactions contemplated hereby.

3.17 The execution, delivery, and performance by Northstar of this Agreement and the other documents contemplated by this Agreement to which Northstar is a party do not and will not: (i) conflict with or violate any provision of the articles of incorporation or bylaws of Northstar as amended to date; (ii) violate any provision of any legal requirements; (iii) conflict with, violate, result in a breach of, constitute a default under (without regard to requirements of notice, lapse of time, or elections of other persons, or any combination thereof), accelerate, or permit the acceleration of the performance required by, any contract or encumbrance to which Northstar is a party or by which Northstar or the assets or properties owned or leased by Northstar are bound or affected; (iv) result in the creation or imposition of any encumbrance against or upon any of the assets of Northstar; or (v) require any consent, approval or authorization of, or filing of any certificate, notice, application, report, or other document with, any governmental authority or other person.

3.18 Northstar is not bound or affected by any of the following that relate to its business: (i) material leases of real or personal property (whether as lessor or lessee)(other than as set forth in the Northstar Disclosure Statement); (ii) contracts granting any person an encumbrance on or against any of the assets of Northstar; (iii) contracts of employment, or contracts with consultants or independent contractors; (iv) contracts pertaining to the use by Northstar of any intellectual property or proprietary information of any other person; or (v) contracts other than those described in any other clause of this paragraph that are material to the business.

3.19 Northstar has delivered to Midwest a complete and correct list of names and positions of all of the employees of Northstar and their current hourly wages or monthly salaries and other compensation. Northstar has complied with all legal requirements relating to the employment of labor, including the Employee Retirement Income Security Act (“ERISA”), continuation coverage requirements with respect to group health plans, and those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control and the payment and withholding of taxes. Northstar does not currently have and has never had in the past an “employee benefit plan” or “multiemployer plan” (as those terms are defined in ERISA). All Company Plans that are subject to Section 409A of the Code are in compliance with the requirements of such Code section and regulations and other guidance thereunder. No Northstar common stock or other security of Northstar, or other affiliates and no real property is held in trust or otherwise set aside for funding benefit obligations under any Company Plan. No amounts paid or payable (whether in cash, in property, or in the form of benefits, accelerated vesting, cash, property or otherwise) under the Company Plans as a result of the transactions contemplated hereby (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or fail to be deductible for federal income tax purposes by virtue of Sections 280G or 162(m) of the Code.

3.20 Northstar has filed in proper form all federal, state, local, and foreign tax returns and other reports required to be filed, and has timely paid all taxes which have become due and payable, whether or not so shown on any such return or report. Northstar has received no notice of, nor does Northstar have any knowledge of, any notice of deficiency or assessment of proposed deficiency or assessment from any taxing governmental authority. There are no outstanding agreements or waivers by or with respect to Northstar that extend the statutory period of limitations applicable to any federal, state, local, or foreign tax returns or taxes for any period. There are no determined deficiencies or proposed assessments of taxes against Northstar.

3.21 Northstar has received no notice claiming a violation by Northstar of any legal requirement applicable to Northstar as its business is currently conducted, and to the knowledge of Northstar officers, there is no basis for any claim that such a violation exists.

3.22 All of the tangible assets of Northstar are insured by responsible companies against casualty and other losses, and Northstar carries public liability insurance and workers’ compensation insurance, in amounts that are reasonable and adequate in light of the nature of its business and in compliance with applicable legal requirements.

3.23 No representation or warranty by Northstar in this Agreement or in documents provided by Northstar hereunder or in any related document provided by Northstar on any statement, list or certificate furnished or to be furnished by Northstar pursuant to this Agreement, contains or will contain any untrue statement of material fact, or omits or will omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which made.

3.24 Northstar shall cooperate in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer recording, registration and other fees and similar taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Date. Northstar shall pay, without deduction from any amount payable to holders of Northstar common stock, fees imposed on it by any governmental entity which becomes payable in connection with the Merger.

ARTICLE IV
Representations, Warranties and Covenants of Midwest

No representations or warranties are made by any director, officer, employee or shareholder of Midwest as individuals, except as and to the extent stated in this Agreement or in a separate written statement (the “Midwest Disclosure Statement”).

Midwest hereby represents, warrants and covenants to Northstar, except as stated in the Midwest Disclosure Statement, as follows:

4.1 Midwest is a corporation duly organized, validly existing and in good standing under the laws of Nebraska, with full power and authority to own the respective properties which it now owns; and is qualified or licensed to conduct its business and is in good standing in all states where such qualifications or licensing is required.

4.2 The total number of shares of classes of capital stock which Midwest is authorized to issue is 140,000,000 shares of common stock with a par value of $0.001 per share, with 120,000,000 shares of voting common stock and 20,000,000 shares of non-voting common stock authorized, and 10,000,000 shares of preferred stock, of which 2,000,000 shares of Convertible Series A Preferred Stock have been authorized with a par value of $0.001 per share and 1,000,000 shares of Convertible Series B Preferred Stock have been authorized with a par value of $0.001 per share. As of the date hereof, there are 74,159 shares of Convertible Series A Preferred Stock issued and outstanding, 102,669 shares of Convertible Series B Preferred Stock issued and outstanding, and 13,167,654 shares of voting common stock issued and outstanding and no shares of non-voting common stock are issued or outstanding. The total number of warrants outstanding is 1,179, which warrants are exercisable through December 31, 2016 for an aggregate 11,790 shares of Midwest voting common stock at an exercise price of $6.50 per share. All of the foregoing issued and outstanding shares have been duly issued, and are fully paid and non-assessable. Midwest has no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchangeable for any shares of capital stock other than as set forth in the Midwest Disclosure Statement. The shares to be issued in connection with the Merger, upon issuance, shall be duly and validly issued, fully paid and nonassessable.

The subsidiaries of Midwest are each an association, corporation, or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or association; each has the power and authority to lease its properties and to carry on its business as now being conducted and is qualified to do business; and each holds or shall hold all licenses, franchises, permits or other governmental authorizations required to enable it to conduct its business or own its properties in every jurisdiction in which it currently conducts business or owns property and where the failure to do so would have a material adverse effect on the business of the subsidiary. All outstanding shares of capital stock of each subsidiary are duly and validly authorized and issued, fully paid and nonassessable. Midwest directly or indirectly owns all of the issued and outstanding capital stock of such subsidiaries. Acquisition was formed solely to effectuate this Agreement and has minimal assets and no liabilities.

4.3 Midwest and Acquisition have complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement. None of Midwest and its subsidiaries has any liability or obligation to pay any fee or commission to any broker, agent or finder with respect to the transactions contemplated hereby.

4.4 Neither the making of nor the compliance with the terms and provisions of this Agreement and consummation of the transactions contemplated herein by Midwest will conflict with or result in a breach or violation of the articles of incorporation or bylaws of Midwest as amended to date or the articles of incorporation or bylaws of Acquisition.

4.5 The execution, delivery and performance of this Agreement has been duly authorized and approved by the Board of Directors of Midwest and the Board of Directors and the sole shareholder of Acquisition. This Agreement has been duly executed and delivered by each of Midwest and Acquisition, and, assuming the due authorization, execution and delivery hereof by Northstar, constitutes a valid and legally binding agreement of each of Midwest and Acquisition, enforceable against Midwest and Acquisition in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.6 Midwest has delivered to Northstar its audited consolidated financial statements for the year ended December 31, 2014. Also, Midwest has delivered to Northstar its consolidated financial statements for the quarter ended June 30, 2015. All such statements, herein sometimes called “Midwest Financial Statements”, are complete and correct in all material respects and, together with the notes to these financial statements, present fairly the financial position and results of operations of Midwest for the period included and have been prepared in accordance with GAAP.

4.7 Since December 31, 2014, there has not been any material adverse change in the business or condition, financial or otherwise, of Midwest and its subsidiaries taken as a whole, including any material loss or damages to any of its assets, properties or rights from that shown on the Midwest Financial Statements.

4.8 Midwest has delivered to Northstar a listing of all pending legal proceedings involving Midwest and its consolidated subsidiaries as set forth in the Midwest Disclosure Statement and, except for these proceedings, there are no legal proceedings pending, or to the knowledge of the officers of Midwest, threatened against Midwest or affecting any of its assets or properties and Midwest is not in any material breach or violation of or default under any contract or instrument to which Midwest is a party, and no event has occurred which with the lapse of time or action by a third party could result in a material breach or violation of or default by Midwest under any contract or other instrument to which Midwest is a party or by which it or any of its properties may be bound or affected, or under its articles of incorporation or bylaws, or any court order, statute, ruling or regulation applicable to Midwest. The execution, delivery and performance of this Agreement by Midwest will not with the lapse of time or action by a third party result in a material breach or violation of or default by Midwest under any contract or other instrument to which Midwest is a party or by which it or any of its properties may be bound of affected, or under its articles of incorporation or bylaws, or any court order, statute, ruling or regulation applicable to Midwest.

4.9 Other than as set forth in the Midwest Disclosure Statement, Midwest shall not enter into or consummate any transactions prior to the Effective Date other than in the ordinary course of business and will pay no dividend, or increase the compensation of officers and will enter into no agreement or transaction which would adversely affect its financial condition.

4.10 Midwest is not a party to any contract performable in the future except insurance policies, customary agent contracts, normal reinsurance agreements, and those which will not adversely affect it.

4.11 The shareholders of Midwest are not required to approve the issuance of Midwest shares pursuant to this Agreement.

4.12 Midwest has duly filed all reports required to be filed by it under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the “Federal Securities Laws”). To the knowledge of Midwest, no such reports, or any reports sent to the shareholders of Midwest generally, contained any untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements in such report, in light of the circumstances and time under which they were made, not misleading.

4.13 The representations and warranties of Midwest shall be true and correct as of the date hereof and as of the Effective Date.

4.14 Midwest has delivered to Northstar a complete and correct list of names and positions of all of the employees of Midwest and their current hourly wages or monthly salaries and other compensation. Midwest has complied with all legal requirements relating to the employment of labor, including ERISA, continuation coverage requirements with respect to group health plans, and those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control and the payment and withholding of taxes. No reportable event, within the meaning of Title IV of ERISA, has occurred and is continuing with respect to any “employee benefit plan” or “multiemployer plan” (as those terms are defined in ERISA) maintained by Midwest. Each employee benefit plan and multiemployer plan has been administered in compliance with all legal requirements, included ERISA, and has been administered in compliance with the terms of such plans. No prohibited transaction, within the meaning of Title I of ERISA, has occurred with respect to any such employee benefit plan or multiemployer plan, and no material accumulated funding deficiency (as defined in Title I of ERISA) or withdrawal liability (as defined in Title IV of ERISA) exists with respect to any such employee benefit plan or multiemployer plan. With respect to each employee benefit plan or multiemployer plan, all reports, returns, notices and other documentation that are required to have been filed or furnished with the IRS, the DOL or any other governmental entity, or to the participants or beneficiaries of such employee benefit plan or multiemployer plan (or their representative) have been filed or furnished on a timely basis. There is no pending or, to the knowledge of Midwest, threatened litigation by, on behalf of or against any employee benefit plan or multiemployer plan by any participant or former participant (or beneficiary thereof) in such employee benefit plan or multiemployer plan or otherwise involving any such employee benefit plan or multiemployer plan (other than routine claims for benefits), and, to the knowledge of Midwest, no set of circumstances exists that may reasonably give rise to litigation, against Midwest, any officer, director, or the fiduciaries of the plans. All of the foregoing plans that are subject to Section 409A of the Code are in compliance with the requirements of such Code section and regulations and other guidance thereunder. No Midwest common stock or other security, or other affiliates and no real property is held in trust or otherwise set aside for funding benefit obligations under any of the foregoing plans.

4.15 No representation or warranty by Midwest in this Agreement, the Midwest Disclosure Statement or any certificate delivered pursuant hereto contains any untrue statement of a material fact or omits to state any material fact necessary to make such representation or warranty not misleading.

4.16 Midwest agrees that all rights to indemnification now existing in favor of the employees, agents, directors or officers of Northstar and its subsidiaries, as provided in the articles of incorporation or bylaws or otherwise in effect on the date hereof shall survive the transactions contemplated hereby in accordance with their terms and Midwest expressly assumes such indemnification obligations of Northstar.

ARTICLE V
Obligations of the Parties Pending the Effective Date

5.1 This Agreement shall be duly submitted to the shareholders of Northstar for the purpose of considering and acting upon this Agreement in the manner required by law at a special meeting of shareholders on a date selected by Northstar, such date to be the earliest practicable date after the proxy statement may first be sent to shareholders of Northstar without objection by applicable governmental authorities. Midwest will furnish to Northstar the information relating to Midwest required by the Federal Securities Laws to be included in the proxy statement. Midwest represents and warrants that at the time of the shareholders’ special meeting of Northstar, the proxy statement, insofar as it relates to Midwest and contains information furnished by Midwest specifically for use in such proxy statement, (a) will comply in all material respects with the provisions of the Federal Securities Laws and (b) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Northstar represents and warrants that at the time of the Northstar shareholder special meeting, the proxy statement, insofar as it relates to Northstar and contains information furnished by Northstar specifically for use in such proxy statement, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Board of Directors of Northstar, subject to its fiduciary obligations to shareholders, shall use its commercially reasonable best efforts to obtain the requisite approval of their respective shareholders of this Agreement and the transactions contemplated hereby. Midwest and Northstar shall take all reasonable and necessary steps and actions to comply with and to secure Northstar’s shareholder approval of this Agreement and the transactions contemplated hereby as may be required by applicable law.

As promptly as practicable after the execution of this Agreement, Midwest will prepare and file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4 (the “Registration Statement”) covering the issuance of Midwest shares in the Merger. Midwest and Northstar will use their commercially reasonable best efforts to have or cause the Registration Statement to become effective as promptly as practicable, and will take any action required to be taken under any applicable federal or state securities laws in connection with the issuance of shares of Midwest voting common stock in the Merger. Midwest will use all reasonable efforts to cause the Registration Statement to remain effective through the Effective Date.

Midwest will use its commercially reasonable best efforts to obtain all necessary state securities laws or “blue sky” permits, approvals and registrations in connection with the issuance of the Midwest voting common stock in the Merger.

As promptly as practicable after the Registration Statement shall have become effective, Northstar will mail a notice of special meeting to its shareholders entitled to notice of and to vote at its shareholders’ special meeting.

If at any time prior to the Effective Date any event or circumstance relating to Northstar or any of its affiliates, or its or their respective officers or directors should be discovered by Northstar that should be set forth in an amendment to the Registration Statement, Northstar will promptly inform Midwest, and Midwest will undertake to amend or supplement the Registration Statement and the prospectus contained therein accordingly.

If at any time prior to the Effective Date any event or circumstance relating to Midwest or any of its affiliates, or to their respective officers or directors, should be discovered by Midwest that should be set forth in an amendment to the Registration Statement, Midwest will promptly inform Northstar, and Midwest will undertake to amend or supplement the Registration Statement and the prospectus contained therein accordingly.

No amendment or supplement to the Registration Statement will be made by Midwest without prior consultation with Northstar. Each party will advise the other parties promptly after it receives notice thereof of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order suspending the effectiveness of the Registration Statement, the suspension of the qualification of Midwest voting common stock issuable in connection with the Merger for offering or sale in any jurisdiction, any request by the staff of the Commission for amendment of the Registration Statement or the proxy statement, the receipt from the staff of the Commission of comments thereon or any request by the staff of the Commission for additional information with respect thereto.

5.2 At all times prior to the Effective Date, but during regular business hours, each party will permit the other to examine its books and records and the books and records of its affiliates and will furnish copies thereof on request. It is recognized that, during the performance of this Agreement, each party may provide the other parties with information that is confidential or proprietary in nature. During the term of this Agreement, and for four years following the termination of this Agreement, the recipient of such information shall protect such information from disclosure to persons, other than members of its own or affiliated organizations and its professional advisors, in the same manner as it protects its own confidential or proprietary information from unauthorized disclosure and shall not use such information to the competitive detriment of the disclosing party. In addition, if this Agreement is terminated for any reason, each party shall promptly return or cause to be returned all documents or other written records of such confidential or proprietary information together with all copies of such writings and, in addition, shall destroy or shall maintain the information with the standard of care that is exercised with respect to its own confidential or proprietary information. No information shall be considered confidential or proprietary if it is (a) information already in the possession of the party to whom disclosure is made, (b) information acquired by the party to whom the disclosure is made from other sources, or (c) information in the public domain or generally available to interested persons or which at a later date passes into the public domain or becomes available to the party to whom disclosure is made without any wrongdoing by the party or any of its affiliates or any third party to whom the disclosure is made.

5.3 Northstar and Midwest shall promptly provide each other with information as to any significant developments in the performance of this Agreement, and shall promptly notify the other if it discovers that any of its representations, warranties and covenants contained in this Agreement or in any document delivered in connection with this Agreement was not true and correct in all material respects or became untrue or incorrect in any material respect.

5.4 All parties to this Agreement shall take all such action as may be reasonably necessary and appropriate and shall use their commercially reasonable best efforts in order to consummate the transactions contemplated hereby as promptly as practicable.

ARTICLE VI
Conditions Precedent to the Consummation of the Merger

The following are conditions precedent to the consummation of the Agreement on or before the Effective Date:

6.1 Midwest, Acquisition and Northstar shall have performed and complied with all of their respective obligations hereunder which are to be complied with or performed on or before the Effective Date and Northstar and Midwest shall provide one another at the Closing with a certificate to the effect that such party has performed each of the acts and undertakings required to be performed by it on or before the Closing Date pursuant to the terms of this Agreement.

6.2 This Agreement and the transactions contemplated herein shall have been duly and validly authorized, approved and adopted, at a special meeting of the shareholders of Northstar duly and properly called for such purpose in accordance with the applicable law.

6.3 No action, suit or proceeding shall have been instituted or shall have been threatened before any court or other governmental body or by any public authority to restrain, enjoin or prohibit the transactions contemplated herein, or which might subject any of the parties hereto or their directors or officers to any material liability, fine, forfeiture or penalty on the grounds that the transactions contemplated hereby, the parties hereto or their directors or officers, have violated any applicable law or regulation, or have otherwise acted improperly in connection with the transactions contemplated hereby, and the parties hereto have been advised by counsel that, in the opinion of such counsel, such action, suit or proceeding raises substantial questions of law or fact which could reasonably be decided adversely to any party hereto or its directors or officers.

6.4 All actions, proceedings, instruments and documents required to carry out this Agreement and the transactions contemplated hereby and the form and substance of all legal proceedings and related matters shall have been approved by counsel for Midwest and Northstar.

6.5 The representations and warranties by Midwest and Northstar in this Agreement shall be true as though such representations and warranties had been made or given on and as of the Effective Date, except to the extent that such representations and warranties may be untrue on and as of the Effective Date because of (1) changes caused by transactions suggested or approved in writing by Midwest; or (2) events or changes (which shall not, in the aggregate, have materially and adversely affected the business, assets, or financial condition of Northstar or Midwest) during or arising after the date of this Agreement.

6.6 Northstar shall have furnished Midwest with:

(1)	a certified copy of a resolution or resolutions duly adopted by the Board of Directors of Northstar approving this Agreement and the transactions contemplated by it and directing the submission thereof to a vote of the shareholders of Northstar and Acquisition; and

(2)	a certified copy of a resolution or resolutions duly adopted by a majority of all of the classes of outstanding shares of Northstar capital stock approving this Agreement and the transactions contemplated by it.

6.7 Midwest shall furnish Northstar with:

(1)	a certified copy of a resolution or resolutions duly adopted by the Board of Directors of Midwest and the Board of Directors and sole shareholder of Acquisition, approving this Agreement and the transactions contemplated by it.

6.8 Midwest and Northstar shall approve and file the Articles of Merger, consistent with this Agreement, for the transactions with the requisite governmental authorities.

ARTICLE VII
Termination and Abandonment

7.1 Anything contained in this Agreement to the contrary notwithstanding, the Agreement may be terminated and abandoned at any time (whether before or after the approval and adoption thereof by the shareholders of Northstar prior to the Effective Date:

(a)	By mutual consent of Midwest and Northstar;

(b)	By Midwest or Northstar, if any condition set forth in Article VI relating to the other party has not been met or has not been waived;

(c)	By Midwest or Northstar, if any suit, action or other proceeding shall be pending or threatened by the federal or a state government before any court or governmental agency, in which it is sought to restrain, prohibit or otherwise affect the consummation of the transactions contemplated hereby;

(d)	By any party, if there is discovered any material error, misstatement or omission in the representations and warranties of another party; or

(e)	By Midwest if more than 2.5% of the shares of Northstar are properly perfected as to rights to dissent to the Merger; or

(f)	By any party if the Effective Date is not within 180 days from the date hereof.

7.2 Any of the terms or conditions of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, by action taken by its board of directors provided; however, that such action shall be taken only if, in the judgment of the board of directors taking the action, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the party waiving such term or condition.

ARTICLE VIII
Termination of Representation and
Warranties and Certain Agreements

8.1 The respective representations, warranties, covenants and agreements of the parties hereto, shall expire with, and be terminated and extinguished by the Effective Date. No party shall be under any liability whatsoever with respect to any such representation, warranty, covenant or agreement which does not so survive, it being intended that the sole remedy of the parties for a breach of any such representation, warranty, covenant or agreement shall be to elect not to proceed with the Closing if such breach has resulted in the failure to satisfy a condition precedent to such party’s obligation to consummate the transactions contemplated hereby.

ARTICLE IX
Miscellaneous

9.1 This Agreement embodies the entire agreement among the parties, and there have been and are no agreements, representations or warranties among the parties other than those set forth herein or those provided for herein.

9.2 To facilitate the execution of this Agreement, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument. Electronic signatures shall constitute manual signatures.

9.3 Each of the parties hereto will pay its own fees and expenses incurred in connection with the transactions contemplated by this Agreement. Midwest and Northstar each represent to the others that it has not employed any investment bankers, brokers, finders, or intermediaries in connection with the transaction contemplated hereby who might be entitled to any fee or other payment from Northstar or Midwest or any subsidiary of any of them upon consummation of the transactions contemplated by this Agreement.

9.4 All parties to this Agreement agree that if it becomes necessary or desirable to execute further instruments or to make such other assurances as are deemed necessary, the party requested to do so will use its best efforts to provide such executed instruments or do all things necessary or proper to carry out the purpose of this Agreement.

9.5 This Agreement may be amended upon approval of the board of directors of each party provided that the shares issuable hereunder shall not be amended without approval of the requisite shareholders of Northstar.

9.6 Any notices, requests, or other communications required or permitted hereunder shall be delivered personally or sent by overnight courier service, fees prepaid, addressed as follows:

To Midwest or Acquisition:	To Northstar:

Midwest Holding Inc.	Northstar Financial Corp.
2900 South 70th Street, Suite 400	3800 American Boulevard West, Suite 910
Lincoln, NE 68506	Bloomington, MN 55431
Attn: Mark A. Oliver	Attn: Chief Executive Officer
Chief Executive Officer

with copies to:

Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, CO 80202
Attn: Reid A. Godbolt, Esq.

or such other addresses as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date received.

9.7 No press release or public statement will be issued relating to the transactions contemplated by this Agreement without prior approval of Midwest and Northstar. However, either Midwest or Northstar may issue at any time any press release or other public statement it believes on the advice of its counsel it is obligated to issue to avoid liability under the law relating to disclosures, but the party issuing such press release or public statement shall make a reasonable effort to give the other party prior notice of and opportunity to participate in such release or statement.

9.8 The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” shall mean including without limitation.

9.9 The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

9.10 This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Minnesota without giving effect to any choice or conflict of law provision or rule (whether of the State of Minnesota or any other jurisdiction).

9.11 If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Signature Page Follows.

IN WITNESS WHEREOF, the parties have set their signatures this 18th day of December, 2015.

MIDWEST HOLDING INC.

By:	/s/ Mark A. Oliver
Name: Mark A. Oliver
Title: Chief Executive Officer

NORTHSTAR FINANCIAL CORP.

By:	/s/ Mark A. Oliver
Name: Mark A. Oliver
Title: Chief Executive Officer

MIDWEST ACQUISITION MINNESOTA, INC.

By:	/s/ Mark A. Oliver
Name: Mark A. Oliver
Title: Chief Executive Officer

EXHIBIT A

Articles of Merger
Northstar Financial Corp.
Midwest Holding Inc.
and
Midwest Acquisition Minnesota, Inc.

Pursuant to the provisions of the Minnesota Business Corporation Act, the undersigned corporations adopt the following Articles of Merger:

First: In accordance with the Minnesota Business Corporation Act, a Plan and Agreement of Merger has been approved, adopted, certified, executed and acknowledged by the undersigned corporations:

(1) Northstar Financial Corp., a corporation duly organized under the laws of the State of Minnesota;

(2) Midwest Holding Inc., a corporation duly organized under the laws of the State of Nebraska; and

(3) Midwest Acquisition Minnesota, Inc., a corporation duly organized under the laws of the State of Minnesota.

Second: As a result of an agreement of merger, Midwest Acquisition Minnesota, Inc. will merge with and into Northstar Financial Corp. effective as of the time of filing of this Statement of Merger with the Minnesota Secretary of State. Northstar Financial Corp. will be the corporation surviving the merger.

Third: The articles of incorporation of Northstar Financial Corp. shall be the articles of incorporation for the surviving corporation.

Fourth: The executed Plan and Agreement of Merger is on file at Northstar Financial Corp.’s offices at 3800 American Boulevard West, Suite 910, Bloomington, Minnesota 55431.

Fifth: A copy of the Plan and Agreement of Merger will be furnished by Northstar Financial Corp., on request and without cost, to any shareholder of any corporation that is a party to the merger.

Dated this _______ day of ____________________, 2016.

MIDWEST HOLDING INC.

By:
Name: Mark A. Oliver
Title: Chief Executive Officer

NORTHSTAR FINANCIAL CORP.

By:
Name:
Title:

MIDWEST ACQUISITION MINNESOTA, INC.

By:
Name: Mark A. Oliver
Title: Chief Executive Officer

APPENDIX B

MINNESOTA BUSINESS CORPORATION ACT, DISSENTER’S RIGHTS, §302A.471, §302A.473

302A.471 RIGHTS OF DISSENTING SHAREHOLDERS.

Subdivision 1. Actions creating rights.

A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:
(a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:
(1) alters or abolishes a preferential right of the shares;
(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;
(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;
(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or
(5) eliminates the right to obtain payment under this subdivision;
(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;
(c) a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;
(d) a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;
(e) a plan of conversion is adopted by the corporation and becomes effective;
(f) an amendment of the articles in connection with a combination of a class or series under section 302A.402 that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created under section 302A.423; or
(g) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subd. 2. Beneficial owners.

(a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.
(b) A beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subd. 3. Rights not to apply.

(a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters' rights.
(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:
(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market, or the NASDAQ Global Select Market.
(2) The applicability of clause (1) is determined as of:
(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or
(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.
(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subd. 4. Other rights.

The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 PROCEDURES FOR ASSERTING DISSENTERS' RIGHTS.

Subdivision 1. Definitions.

(a) For purposes of this section, the terms defined in this subdivision have the meanings given them.
(b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.
(c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.
(d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09, subdivision 1, paragraph (c), clause (1).

Subd. 2. Notice of action.

If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subd. 3. Notice of dissent.

If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subd. 4. Notice of procedure; deposit of shares.

(a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:
(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;
(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;
(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and
(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.
(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5. Payment; return of shares.

(a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:
(1) the corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;
(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and
(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.
(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.
(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subd. 6. Supplemental payment; demand.

If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subd. 7. Petition; determination.

If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8. Costs; fees; expenses.

(a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.
(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.
(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

PROXY
NORTHSTAR FINANCIAL CORP.
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned shareholder of Northstar Financial Corp. (“Northstar”) acknowledges receipt of the Notice of Special Meeting of Shareholders, to be held on ____, ______, 2016, at ______________, ________, ________, ______________ at 10:00 a.m., Central Standard Time, and hereby appoints Mark A. Oliver and Todd Boeve, each of them with the power of substitution, as attorneys and proxies to vote all the shares of the undersigned at said special meeting and at all adjournments thereof, hereby ratifying and confirming all that said attorneys and proxies may do or cause to be done by virtue hereof. The above-named attorneys and proxies are instructed to vote all of the undersigned's shares as follows:

THE DIRECTORS RECOMMEND A VOTE FOR THE ITEMS INDICATED BELOW:

1.

A proposal to approve and adopt the Plan and Agreement of Merger dated December 18, 2015 (“Merger Agreement”) under which Midwest Acquisition Minnesota, Inc. (“Acquisition”) a wholly-owned subsidiary of Midwest Holding Inc., (“Midwest”) will merge (the “Merger”) with and into Northstar, with Northstar being the survivor, and shareholders of Northstar will receive shares of Midwest Holding Inc. voting common stock for their Northstar common shares as described in the accompanying Merger Agreement.

FOR	AGAINST	ABSTAIN

2.	To transact such other business as may properly come before the special meeting or any adjournment thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN BY THE
UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR
PROPOSAL 1.

Dated this ______day of ________________, 2016.

Number of Shares
Voted*
Signature

Signature

*If the number of shares voted is not indicated, all shares in your name on Northstar’s stock register will be voted for Proposal No. 1.

Please sign your name exactly as it appears on your stock certificate(s). If shares are held jointly, each holder should sign. Executors, trustees, and other fiduciaries should so indicate when signing.

Please sign, date and return this proxy immediately.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 21-20,102 to 21-20,111 of the Nebraska Business Corporation Act enables a Nebraska corporation to indemnify its officers and directors, employees and agents against liabilities, damages, costs and expenses for which they are liable if (i) they acted in good faith; (ii) in their official capacities (as defined by the statute) they reasonably believed that their conduct was in the corporation’s best interests; (iii) in all other cases, they reasonably believed that their conduct was not opposed to the corporation’s best interests; and (iv) in the case of any criminal proceeding, they had no reasonable cause to believe their conduct was unlawful. The statute also requires a corporation to indemnify its directors and officers if they are wholly successful, on the merits or otherwise, in defending any proceeding to which they are made parties because they are directors or officers.

The Registrant’s Articles of Incorporation limit the liability of directors to the fullest extent provided by Nebraska law.

The Registrant’s Bylaws provide indemnification to officers, directors, employees and agents to the fullest extent provided by Nebraska law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

Exhibit Number	Description of Exhibits
2.1	Plan and Agreement of Merger – Northstar Financial Corp., Midwest Holding Inc., and Midwest Acquisition Minnesota, Inc. dated December 18, 2015 - See Appendix A
3.1	Amended and Restated Articles of Incorporation, dated March 29, 2010 (Incorporated by reference to Exhibit 3.1 to the Form 10 Registration Statement, filed on December 12, 2011)
3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation, dated May 6, 2010 (Incorporated by reference to Exhibit 3.2 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
3.3	Articles of Amendment to the Articles of Incorporation, dated April 28, 2014. (Incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K Current Report, filed May 14, 2014).
3.4	Amended and Restated Bylaws. (Incorporated by reference to Exhibit 3.3 to the Form 10 Registration Statement, filed December 12, 2011)
5.1	Opinion and consent of Jones & Keller, P.C. as to the legality of Midwest Holding Inc. voting common stock**
10.1	Employment Agreement, dated July 1, 2011, by and between Midwest Holding Inc. and Rick Meyer. (Incorporated by reference to Exhibit 10.20 to the Company’s Amendment No. 2 to Form 10 Registration Statement, filed on March 20, 2012)
10.2	Employment Agreement, dated July 1, 2011, by and between Midwest Holding Inc. and Mark Oliver. (Incorporated by reference to Exhibit 10.2 to the Company’s Form 10 Registration Statement, filed December 12, 2011)

Part II - 1

10.3	Consulting and Advisory Agreement, dated September 1, 2009, by and between Midwest Holding Inc. and Bison Capital Corp. (f/k/a Corporate Development Inc.). (Incorporated by reference to Exhibit 10.32 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.4	Administrative Services Agreement, dated August 17, 2009, by and between American Life & Security Corp. and Investors Heritage Life Insurance Company. (Incorporated by reference to Exhibit 10.4 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.5	Administrative Services Agreement, dated August 17, 2009, by and between Midwest Holding Inc. and Investors Heritage Life Insurance Company. (Incorporated by reference to Exhibit 10.5 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.6	Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company. (Incorporated by reference to Exhibit 10.6 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.7	Amendment Number One to Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company. (Incorporated by reference to Exhibit 10.7 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.8	Amendment Number Two to Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company. (Incorporated by reference to Exhibit 10.8 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.9	Bulk Reinsurance Agreement, dated September 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company. (Incorporated by reference to Exhibit 10.9 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.10	Amendment to all Reinsurance Agreements, dated August 4, 2011, by and between American Life & Security Corp. and Optimum Re Insurance Company. (Incorporated by reference to Exhibit 10.10 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.11	Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Investors Heritage Life Insurance Company. (Incorporated by reference to Exhibit 10.11 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.12	Reinsurance Agreement, dated January 1, 2010, by and between American Life & Security Corp. and Security National Life Insurance Company. (Incorporated by reference to Exhibit 10.12 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.13	Master Reinsurance Agreement, dated December 20, 1999, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.13 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.14	Amendment Number One to Master Reinsurance Agreement, dated December 20, 1999, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.14 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)

Part II - 2

10.15	Reinsurance Agreement Number One, dated December 31, 1999, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.15 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.16	Amendment Number One to Reinsurance Agreement Number One dated December 31, 1999, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.16 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.17	Master Reinsurance Agreement, dated April 1, 2000, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.17 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.18	Reinsurance Agreement Number One, dated April 1, 2000, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.18 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.19	Independent General Agency Agreement, dated September 1, 2009, by and between American Life & Security Corp. and Great American Marketing, Inc. (Incorporated by reference to Exhibit 10.19 to the Company’s Amendment No. 2 to Form 10 Registration Statement, filed March 20, 2012)
10.20	Plan and Agreement of Merger – First Wyoming Capital Corporation, Midwest Holding Inc. and Midwest Acquisition, Inc. dated July 31, 2015. (Incorporated by reference to Exhibit 2.1 to the Company’s Form S-4 Registration Statement, filed August 25, 2015)
10.21	Plan and Agreement of Exchange – Midwest Holding Inc., Great Plains Financial Corporation and Security Capital Corporation dated November 25, 2013. (Incorporated by reference to Exhibit 2.1 to the Company’s Form S-4 Registration Statement, filed February 11, 2014)
11	Statement re: Computation of per share earnings (see financial statements included herein)
21.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed March 31, 2015.)
23.1	Consent of Jones & Keller, P.C. (see exhibit 5.1)**
23.3	Consent of RSM US LLP with respect to Midwest Holding Inc.**
23.4	Consent of RSM US LLP with respect to Northstar Financial Corp.**
24	Power of Attorney (see signature page included herein)

**	Filed herewith.
(b)	FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.
See “Financial Statements.”

ITEM 22. UNDERTAKINGS

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the “1933 Act”), each filing of The Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended), that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II - 3

The Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the 1933 Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective; and that, for purposes of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Time of the Registration Statement through the date of responding to the request.

The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired, that was not the subject of and included in the Registration Statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
	i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
	ii.	To reflect in the prospectus any facts or events arising after the Effective Time of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;
	iii.	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Part II - 4

Provided, however, that paragraphs (1)(i) and (1)(ii), above, do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Part II - 5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincoln, State of Nebraska, on January 8, 2016.

MIDWEST HOLDING INC.

By:	/s/ Mark A. Oliver
Mark A. Oliver, Chief Executive Officer
(Principal Executive Officer)
(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark A. Oliver and Todd Boeve, and each of them, as attorney-in-fact, with the power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Mark A. Oliver
Mark A. Oliver	Chief Executive Officer / Treasurer /	January 8, 2016
Chairman of the Board (Principal
Executive Officer and
Principal Financial Officer)

/s/ Milton G. Tenopir
Milton G. Tenopir	Director	January 8, 2016

/s/ John T. Hompe
John T. Hompe	Director	January 8, 2016

/s/ Steve Connor
Steve Connor	Director	January 8, 2016

/s/ Jack Theeler
Jack Theeler	Director	January 8, 2016

/s/ Dana Stapleton
Dana Stapleton	Director	January 8, 2016

/s/ Scott Morrison
Scott Morrison	Director	January 8, 2016

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
2.1	Plan and Agreement of Merger – Northstar Financial Corp., Midwest Holding Inc., and Midwest Acquisition Minnesota, Inc. dated December 18, 2015 - See Appendix A
3.1	Amended and Restated Articles of Incorporation, dated March 29, 2010 (Incorporated by reference to Exhibit 3.1 to the Form 10 Registration Statement, filed on December 12, 2011)
3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation, dated May 6, 2010 (Incorporated by reference to Exhibit 3.2 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
3.3	Articles of Amendment to the Articles of Incorporation, dated April 28, 2014. (Incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K Current Report, filed May 14, 2014).
3.4	Amended and Restated Bylaws. (Incorporated by reference to Exhibit 3.3 to the Form 10 Registration Statement, filed December 12, 2011)
5.1	Opinion and consent of Jones & Keller, P.C. as to the legality of Midwest Holding Inc. voting common stock**
10.1	Employment Agreement, dated July 1, 2011, by and between Midwest Holding Inc. and Rick Meyer. (Incorporated by reference to Exhibit 10.20 to the Company’s Amendment No. 2 to Form 10 Registration Statement, filed on March 20, 2012)
10.2	Employment Agreement, dated July 1, 2011, by and between Midwest Holding Inc. and Mark Oliver. (Incorporated by reference to Exhibit 10.2 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.3	Consulting and Advisory Agreement, dated September 1, 2009, by and between Midwest Holding Inc. and Bison Capital Corp. (f/k/a Corporate Development Inc.). (Incorporated by reference to Exhibit 10.32 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.4	Administrative Services Agreement, dated August 17, 2009, by and between American Life & Security Corp. and Investors Heritage Life Insurance Company. (Incorporated by reference to Exhibit 10.4 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.5	Administrative Services Agreement, dated August 17, 2009, by and between Midwest Holding Inc. and Investors Heritage Life Insurance Company. (Incorporated by reference to Exhibit 10.5 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.6	Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company. (Incorporated by reference to Exhibit 10.6 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.7	Amendment Number One to Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company. (Incorporated by reference to Exhibit 10.7 to the Company’s Form 10 Registration Statement, filed December 12, 2011)

10.8	Amendment Number Two to Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company. (Incorporated by reference to Exhibit 10.8 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.9	Bulk Reinsurance Agreement, dated September 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company. (Incorporated by reference to Exhibit 10.9 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.10	Amendment to all Reinsurance Agreements, dated August 4, 2011, by and between American Life & Security Corp. and Optimum Re Insurance Company. (Incorporated by reference to Exhibit 10.10 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.11	Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Investors Heritage Life Insurance Company. (Incorporated by reference to Exhibit 10.11 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.12	Reinsurance Agreement, dated January 1, 2010, by and between American Life & Security Corp. and Security National Life Insurance Company. (Incorporated by reference to Exhibit 10.12 to the Company’s Form 10 Registration Statement, filed December 12, 2011)
10.13	Master Reinsurance Agreement, dated December 20, 1999, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.13 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.14	Amendment Number One to Master Reinsurance Agreement, dated December 20, 1999, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.14 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.15	Reinsurance Agreement Number One, dated December 31, 1999, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.15 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.16	Amendment Number One to Reinsurance Agreement Number One dated December 31, 1999, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.16 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.17	Master Reinsurance Agreement, dated April 1, 2000, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.17 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.18	Reinsurance Agreement Number One, dated April 1, 2000, by and between Old Reliance Insurance Company and American Founders Life Insurance Company. (Incorporated by reference to Exhibit 10.18 to the Company’s Amendment No. 1 to Form 10 Registration Statement, filed February 3, 2012)
10.19	Independent General Agency Agreement, dated September 1, 2009, by and between American Life & Security Corp. and Great American Marketing, Inc. (Incorporated by reference to Exhibit 10.19 to the Company’s Amendment No. 2 to Form 10 Registration Statement, filed March 20, 2012)

10.20	Plan and Agreement of Merger – First Wyoming Capital Corporation, Midwest Holding Inc. and Midwest Acquisition, Inc. dated July 31, 2015. (Incorporated by reference to Exhibit 2.1 to the Company’s Form S-4 Registration Statement, filed August 25, 2015)
10.21	Plan and Agreement of Exchange – Midwest Holding Inc., Great Plains Financial Corporation and Security Capital Corporation dated November 25, 2013. (Incorporated by reference to Exhibit 2.1 to the Company’s Form S-4 Registration Statement, filed February 11, 2014)
11	Statement re: Computation of per share earnings (see financial statements included herein)
21.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed March 31, 2015.)
23.1	Consent of Jones & Keller, P.C. (see exhibit 5.1)**
23.3	Consent of RSM US LLP with respect to Midwest Holding Inc.**
23.4	Consent of RSM US LLP with respect to Northstar Financial Corp.**
24	Power of Attorney (see signature page included herein)

**	Filed herewith.
(b)	FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.
See “Financial Statements.”